EXECUTION COPY

CREDIT AGREEMENT
by and among
INTEROIL CORPORATION
as Borrower
The LENDERS Party Hereto
MERRILL LYNCH CAPITAL CORPORATION
as Administrative Agent
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
and
CLARION FINANZ AG
as Co-Lead Arrangers and Co-Bookrunners, and
MERRILL LYNCH CAPITAL CORPORATION
as Collateral Agent
May 4, 2006
US $100,000,000 Senior Secured Tranche A Loan Facility
US $30,000,000 Senior Secured Tranche B Loan Facility

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Schedules:

Commitment Schedule

Schedule 1.1	–	Significant Subsidiaries
Schedule 2.2(c)	–	Use of Proceeds
Schedule 4.3	–	Litigation
Schedule 4.7	–	Governmental Approvals
Schedule 6.2	–	Transactions With Affiliates
Exhibits:

Exhibit A-1	–	Form of Tranche A Note
Exhibit A-2	–	Form of Tranche B Note
Exhibit B	–	Form of Assignment and Assumption Agreement
Exhibit C	–	Form of Engagement Letter
Exhibit D-1	–	Form of Guaranty Agreement
Exhibit D-2	–	Form of IPL Guaranty Agreement
Exhibit E	–	Form of Pledge Agreement
Exhibit F	–	Form of IPL Security Agreement (Fixed and Floating Charge)
Exhibit G	–	Form of LNG/NGL Project MOU

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     THIS CREDIT AGREEMENT is dated as of May 4, 2006 by and among INTEROIL CORPORATION, as Borrower, the LENDERS party hereto, MERRILL LYNCH CAPITAL CORPORATION, as Administrative Agent, MERRILL LYNCH PIERCE, FENNER & SMITH INCORPORATED and CLARION FINANZ AG, as Co-Lead Arrangers and Co-Bookrunners, and MERRILL LYNCH CAPITAL CORPORATION, as Collateral Agent.
RECITALS
     A. The Borrower has requested that the Lenders establish a credit facility providing for the Tranche A Loans and the Tranche B Loans, the proceeds of which are to be used in accordance with Section 2.2(c), all as further described herein; and
     B. The Lenders are willing to make such credit facility available upon and subject to the terms and conditions hereinafter set forth, including the obligation of the Guarantors to provide the Guaranty Agreements in accordance with Section 3.1(c);
          NOW, THEREFORE, the parties hereto agree as follows:
ARTICLE 1
DEFINITIONS
     Section 1.1 Definitions. The following terms, as used herein, have the following meanings:
     “Adjusted Consolidated Debt” means, without duplication, (a) Indebtedness which is or should be reflected on a consolidated balance sheet of the Borrower and its Consolidated Subsidiaries, minus (b) to the extent reflected as assets on a consolidated balance sheet of the Borrower and its Consolidated Subsidiaries, the sum of all (a) direct obligations of the United States of America, or of any agency thereof, or obligations guaranteed as to principal and interest by the United States of America, or of any agency thereof, in either case maturing not more than 180 Days from the date of acquisition thereof by such Person; (b) cash; (c) time deposits, bankers acceptances or certificates of deposit issued by a Restricted Lender maturing not more than 180 Days from the date of acquisition thereof; (d) commercial paper rated A-2 or better or P-2 or better by S&P or Moody’s, respectively, maturing not more than 180 Days from the date of acquisition thereof; and (e) other debt obligations rated at least A- by S&P or A3 by Moody’s maturing not more than 180 Days from the date of acquisition thereof.
     “Administrative Questionnaire” means, with respect to each Lender, an administrative questionnaire in the form prepared by the Administrative Agent, completed by such Lender and returned to the Administrative Agent (with a copy to the Borrower).
     “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with such Person. For purposes of this definition, a Person will be deemed to control another Person if such Person possesses, directly or indirectly, the power to (a) vote 50% or more of the securities having ordinary voting power for the election of directors of such other Person or (b) direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

     “Administrative Agent” means Merrill Lynch in its capacity as administrative agent for the Lenders hereunder, and its successors in such capacity.
     “Agent” means either of the Administrative Agent, the Syndication Agent or the Collateral Agent.
     “Applicable Interest Rate” means, (a) in respect of the period commencing on the Effective Date and ending on the fourth Quarterly Payment Date thereafter, the rate of four percent (4%) per annum; and (b) for the period commencing on the first Day following the fourth Quarterly Payment Date, the rate of ten percent (10%) per annum; provided however, that in the event that the Definitive LNG/NGL Project Agreement is executed and delivered on or prior to the fourth Quarterly Payment Date, the Applicable Interest Rate for the period referenced in sub-clause (b) above shall be the rate of four percent (4%) per annum.
     “Applicable Lending Office” means, with respect to any Lender, its office located at its address set forth in its Administrative Questionnaire (or identified in its Administrative Questionnaire as its Applicable Lending Office) or such other office as such Lender may hereafter designate as its Applicable Lending Office by notice to the Borrower and the Administrative Agent.
     “Approved Private Offering” has the meaning set forth in Section 9.3.
     “Approved Public Offering” has the meaning set forth in Section 9.3.
     “Assignee” has the meaning set forth in Section 12.6(c).
     “Authorized Officer” means (a) with respect to any Person that is a corporation, the chief executive officer, the president, any executive vice president, any senior vice president, any vice president, the treasurer, or the chief financial officer of such Person, (b) with respect to any Person that is a partnership, the president, any executive vice president, any senior vice president, any vice president, the treasurer or the chief financial officer of a general partner of such Person, (c) with respect to any Person that is a limited liability company, the president, any executive vice president, any senior vice president, any vice president, the treasurer or the chief financial officer of a member of such Person, or (d) with respect to any other Person, such representative of such Person that is approved by the Administrative Agent in writing. No Person will be deemed to be an Authorized Officer until named on a certificate of incumbency of such Person delivered to the Administrative Agent on or after the Effective Date.
     “Bankruptcy Law” means any applicable Law relating to bankruptcy or insolvency (including any Law providing for the reorganization of a debtor that has become bankrupt or insolvent), which in the United States means Title 11, Section 101 et seq. of the United States Code titled “Bankruptcy,” as amended from time to time, and any successor statute thereto.
     “Beneficiary” means the Administrative Agent, the Collateral Agent and the Lenders.
     “Borrower” means InterOil Corporation, a Canadian corporation, and its successors.

     “Borrower Pledge Agreement” means that certain Pledge Agreement dated as of May 4, 2006 made by the Borrower in favor of the Collateral Agent, and covering all of the Borrower’s ownership interests in S.P.I. Distribution Limited, in substantially the form attached as Exhibit E.
     “Borrower’s 2005 Form 40-F” means the Borrower’s annual report on Form 40-F for 2005, as filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.
     “Borrowing” has the meaning set forth in Section 1.3.
     “Business Day” means any Day except a Saturday, Sunday or other Day on which commercial Lenders in New York City are authorized or required by law to close.
     “Capital Lease” means any lease which in accordance with GAAP is required to be capitalized on a consolidated balance sheet of the Borrower and its Consolidated Subsidiaries, and for purposes of this Agreement, the amount of these obligations will be the amount so capitalized.
     “Change of Control” will be deemed to have occurred at such time as any Person or any Persons acting together which would constitute a “group” (a “Group”) for purposes of Section 13(d) of the Securities Exchange Act becomes the beneficial owner of 50% or more of the total voting power of all classes of voting shares of the Borrower or such Person or Group succeeds in having sufficient of its nominees elected to the board of directors of the Borrower such that such nominees, when added to any existing director remaining on the board of directors of the Borrower after such election who is an Affiliate of such Group, will constitute a majority of the board of directors of the Borrower.
     “Clarion Finanz” means Clarion Finanz AG, a corporation organized under the laws of Switzerland, together with its nominee Pacific LNG Operations Ltd., a British Virgin Islands corporation, and their respective successors and assigns.
     “Closing Date” means the date of the initial Borrowing of Tranche A Loans.
     “Code” means the Internal Revenue Code of 1986, as amended from time to time, and any successor statute.
     “Collateral Agency Agreement” means the Collateral Agency Agreement dated as of May 4, 2006 by and between the Borrower, the Debt Service Reserve Agent, the Administrative Agent and the Collateral Agent.
     “Collateral Agent” means Merrill Lynch, in its capacity as collateral agent pursuant to the Collateral Agency Agreement.
     “Commitment” means, collectively, the Tranche A Loan Commitment and the Tranche B Loan Commitment.
     “Commitment Fee” means an amount equal to 3.5% of the Tranche A Loan Commitment and 3.5% of each Borrowing of Tranche B Loans.

     “Commitment Increase” means any increase in the committed amount of loans and letters of credit available to the applicable borrower under any of the Existing Committed Facilities. For purposes of clarity, no increase in (i) the borrowing base or similar borrowing formula, if any, or (ii) the outstanding amount of loans or letters of credit, shall be or be deemed to be a “Commitment Increase” hereunder so long as such increased amounts remain less than or equal to the commitment amount existing as of the Effective Date under each applicable Existing Committed Facility.
     “Consolidated Cash Interest Expense” means, for any period, Consolidated Interest Expense excluding, however, interest expense not payable in cash (including amortization of discount).
     “Consolidated EBITDA” means, for any period, the sum of (a) Consolidated Net Income for such period plus (b) to the extent deducted in the determination of such Consolidated Net Income, (i) provisions for taxes based on income, (ii) Consolidated Interest Expense, (iii) depreciation, (iv) amortization, (v) exploration costs, (vi) impairment expenses, and (vii) accretion expenses, all as determined on a consolidated basis for the Borrower and its Consolidated Subsidiaries.
     “Consolidated Interest Expense” means, for any period, total interest expense (including that portion attributable to Capital Leases in accordance with GAAP and capitalized interest that is payable in cash), net of interest income, of the Borrower and its Consolidated Subsidiaries on a consolidated basis with respect to all outstanding Indebtedness of the Borrower and its Consolidated Subsidiaries, including without limitation, all commissions, discounts, other fees and charges owed with respect to letters of credit and bankers acceptance financing.
     “Consolidated Net Income” means, for any period, the net income (or loss) of the Borrower and its Consolidated Subsidiaries for such period; provided that there shall be excluded from such calculation (a) any after-tax gains or losses attributable to asset sales (other than sales in the ordinary course of business) or returned surplus assets of any employee benefit plan and (b) to the extent not included in clause (a), any net extraordinary gains or net extraordinary losses.
     “Consolidated Net Tangible Assets” means at any date the total consolidated assets of the Borrower and its Consolidated Subsidiaries less all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible items.
     “Consolidated Net Worth” means, at any date, the sum of the consolidated shareholders’ equity of the Borrower and its Consolidated Subsidiaries (including the conversion option associated with the IPI Agreements), determined as of such date, all computed in conformity with GAAP.
     “Consolidated Subsidiary” means at any date any Subsidiary or other entity the accounts of which would be consolidated with those of the Borrower in its consolidated financial statements if such statements were prepared as of such date.
     “Contest” means, with respect to any tax, Lien, or claim, a contest pursued in good faith and by appropriate proceedings diligently conducted or pursued by other reasonable methods, so long as the failure to pay or discharge any such tax, Lien or claim during the pendency of such contest would not otherwise have a Material Adverse Effect on the Person subject to any such tax, Lien or claim.
     “Contingent Obligation” means, with respect to any Person, any obligation of such Person guaranteeing or intended to guarantee any Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (a) to purchase any such primary obligation or any property constituting direct or indirect security therefor from the primary obligee, (b) to advance or supply funds (i) for the payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the primary obligee of the ability of the primary obligor to make payment of such primary obligation but excluding agreements on the part of such Person to supply crude oil or petroleum products or feedstock, or (iv) otherwise to assure or hold harmless the primary obligee against loss in respect of such primary obligation; provided, however, that the term Contingent Obligation does not include endorsements of instruments for deposit or collection in the ordinary course of business.
     “Currency Agreement” means any foreign exchange contract, currency swap agreement, futures contract, option contract, synthetic cap or other similar agreement or arrangement, each of which is for the purpose of hedging the foreign currency risk associated with the Borrower’s and its Subsidiaries’ operations and not for speculative purposes.
     “Day” or “Daily” shall mean a 24-hour period commencing at 12:01 A.M. local time and extending until 12:01 A.M. local time on the following Day.
     “Debt Service Reserve Account” means the account established and maintained pursuant to the Collateral Agency Agreement and entitled “Debt Service Reserve Account.”
     “Debt Service Reserve Amount” means the cash sum of the next two scheduled payments of interest at the Applicable Interest Rate on the applicable Quarterly Payment Dates pursuant to this Agreement.
     “Debt Service Reserve Agent” means Merrill Lynch, Pierce, Fenner & Smith Incorporated, and its successors and assigns.
     “Default” means any event, act or condition which constitutes an Event of Default or which with notice or lapse of time, or both, would constitute an Event of Default.
     “Default Rate” means the lower of (a) the Applicable Interest Rate plus 4% and (b) the Highest Lawful Rate.
     “Definitive LNG/NGL Project Agreement” has the meaning set forth in Section 7.2.
     “Dollars” and “US$” each mean lawful money of the United States.

     “Effective Date” means the date this Agreement becomes effective in accordance with Section 12.9.
     “Engagement Letter” means the engagement agreement to be entered into by and among the Borrower and Merrill Lynch, Pierce, Fenner & Smith Incorporated or its designated Affiliate, and Clarion Finanz, relating to certain potential securities offerings by the Borrower or its Subsidiaries, with such Engagement Letter to be in the form attached as Exhibit C.
     “Environmental Approvals” means any Governmental Approvals required under applicable Environmental Laws.
     “Environmental Claim” means any written notice, claim, demand or similar communication by any Person alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, fines or penalties) arising out of, based on or resulting from (a) the presence, or release into the environment, of any Material of Environmental Concern at any location, whether or not owned by such Person or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law or Environmental Approval.
     “Environmental Laws” means all Laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata), including, without limitation, Laws relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.
     “Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person.
     “Event of Bankruptcy” means, with respect to any Person, the occurrence of any of the following events:
     (a) the commencement by such Person of a voluntary case concerning itself under a Bankruptcy Law or similar Law;
     (b) an involuntary case is commenced against such Person and the petition is not controverted within 30 Days, or is not dismissed within 60 Days, after commencement of the case;
     (c) a custodian (as defined in the applicable Bankruptcy Law) is appointed for, or takes charge of, all or substantially all of the property of such Person or such Person commences any other proceedings under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar Law of any jurisdiction whether now or hereafter in effect relating to such Person or there is commenced against such Person any such proceeding which remains undismissed for a period of 60 Days;

     (d) the entrance of any order for relief or other order approving any such case or proceeding involving such Person;
     (e) such Person is adjudicated insolvent or bankrupt;
     (f) such Person suffers any appointment of any custodian or the like for it or any substantial part of its property to continue undischarged or unstayed for a period of 60 Days;
     (g) such Person makes a general assignment for the benefit of creditors;
     (h) such Person shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or
     (i) such Person shall by any act or failure to act consent to, approve of or acquiesce in any of the foregoing for a period of 60 Days.
     “Event of Default” means the occurrence of any of the events described in Section 9.1.
     “Existing Clarion Facility” means the letter loan agreement entered into on or about January 28, 2005, as amended by letter amendment dated July 21, 2005, by and between Clarion Finanz and the Borrower.
     “Existing Committed Facilities” means (a) the Existing Revolver Facility and (b) the Existing OPIC Facility.
     “Existing OPIC Facility” means the Loan Agreement dated as of June 12, 2001 by and between E.P. InterOil, Ltd. and OPIC, and all other security agreements, mortgages, pledge agreements, guaranties, documents, instruments, and other agreements executed and delivered in connection therewith or relating thereto, as the same may be amended, modified or supplemented from time to time, and any successor credit facility refinancing all or a portion thereof, in all cases subject to Section 6.3.
     “Existing Revolver Facility” means the Credit Agreement dated as of August 12, 2005, by and between E.P. InterOil, Ltd. and BNP Paribas, Singapore Branch thereto and Morgan Guaranty Trust, and all other security agreements, mortgages, pledge agreements, guaranties, documents, instruments, and other agreements executed and delivered in connection therewith or relating thereto as the same may be amended, modified, or supplemented from time to time, and any successor credit facility refinancing all or a portion thereof, in all cases subject to Section 6.3.
     “Facility Agency Fee” means an annual fee equal to $100,000, and paid by the Borrower to the Administrative Agent in accordance with Section 2.8(b).
     “Federal Funds Rate” means, for any day, the rate per annum (rounded upward, if necessary, to the nearest 1/100th of 1%) equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the

Domestic Business Day next succeeding such day; provided that (i) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (ii) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate used and quoted by Merrill Lynch, Pierce, Fenner & Smith Incorporated and its Affiliates on such day on overnight Federal funds transactions as determined by the Agent.
     “Fiscal Quarter” means a fiscal quarter of the Borrower.
     “Fiscal Year” means a fiscal year of the Borrower.
     “Fixed Charge Coverage Ratio” means, with respect to any fiscal period, the ratio of (a) Consolidated EBITDA to (b) the sum of Consolidated Cash Interest Expense, scheduled principal payments on Indebtedness (excluding unscheduled principal payments and payments at maturity on the Loans, the Existing Committed Facilities and the IPI Agreements), and cash income taxes, plus payments for shares repurchases, in each case required to be paid during such period.
     “GAAP” means generally accepted accounting principles as in effect in Canada (or in the United States immediately following the Borrower’s filing of a Quarterly Report on Form 10-Q or Annual report on Form 10-K with the SEC) from time to time, applied on a basis consistent (except for changes with respect to which the Borrower’s independent public accountants concur) with the most recent audited consolidated financial statements of the Borrower and its Consolidated Subsidiaries delivered to the Lenders.
     “Governmental Approval” means any authorization, consent, approval, license, lease, ruling, permit, certification, exemption or filing for registration by or with any Governmental Authority.
     “Governmental Authority” means any nation, state, sovereign, or government, any federal, regional, state, local or political subdivision and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including the PNG Government.
     “Group of Loans” means, at any time, a group of Loans consisting of (a) all Tranche A Loans, and (b) all Tranche B Loans.
     “Guarantors” means, collectively, S.P.I. Distribution Limited and InterOil Products Limited, and any other guarantor under a guaranty required to be provided pursuant to Section 5.10.
     “Guaranty Agreements” means, collectively, the IPL Guaranty Agreement, the SPI Guaranty Agreement and any other guaranty required to be provided pursuant to Section 5.10.
     “Highest Lawful Rate” means the maximum lawful interest rate, if any, that at any time or from time to time may be contracted for, charged, or received under the Laws applicable to any Lender which are presently in effect or, to the extent allowed by Law, under such applicable

Laws which may hereafter be in effect and which allow a higher maximum nonusurious interest rate than applicable Laws now allow.
     “Indebtedness” means, of any Person, without duplication, (a) all obligations of such Person for borrowed money or for the deferred purchase price of property or services (other than current trade payables within credit terms normally prevailing in the industry and accrued liabilities incurred in the ordinary course of business of such Person), (b) all obligations of such Person in respect of principal evidenced by a note, bond, debenture or similar instrument, (c) the obligations of such Person which are capitalized under Capital Leases, (d) all non-contingent obligations (and, for purposes of Section 6.3, all contingent obligations) of such Person to reimburse any Lender or other Person in respect of amounts paid under a letter of credit or similar instrument, (e) all Indebtedness of any other Person secured by any Lien on any property owned by such Person, whether or not such Indebtedness has been assumed by such Person, (f) all obligations of such Person in respect of surety bonds, appeal bonds or other similar instruments, and (g) all Contingent Obligations of such Person. Indebtedness shall exclude, however, any conversion obligations associated with the IPI Agreements and deferred hedging gains.
     “Indemnitee” has the meaning set forth in Section 12.3(b).
     “Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedging agreement or other similar agreement or arrangement, each of which is for the purpose of hedging the interest rate exposure associated with the Borrower’s and its Subsidiaries’ operations and Indebtedness and not for speculative purposes.
     “Investment” means any investment in any Person, whether by means of share purchase, capital contribution, loan, guarantee, time deposit or otherwise (but not including any demand deposit or deposits made in the ordinary course of business for the purchase or sale of goods or services on customary trade terms).
     “IPI Agreements” means the Amended and Restated Indirect Participation Interest Agreement dated as of February 25, 2005, between the Borrower and the investors signatory thereto; the Amended Indirect Participation Interest Agreement dated May 12, 2004, between the Borrower and PNG Energy Investors, LLC; and the Drilling Participation Agreement dated July 21, 2003, between the Borrower and PNG Drilling Ventures Limited.
     “IPL Guaranty” means that certain Guaranty to be executed by InterOil Products Limited, which will be substantially in the form of Exhibit D-2.
     “IPL Security Agreement” means that certain Fixed and Floating Charge in the form of Exhibit F.
     “IPL Security Documents” means the IPL Guaranty and the IPL Security Agreement, which will be executed and delivered to the Administrative Agent pursuant to Section 5.12.
     “Law” means, with respect to any Governmental Authority, any constitutional provision, law, statute, rule, regulation, ordinance, treaty, order, decree, judgment, decision, certificate,

holding, injunction, Governmental Approval or requirement of such Government Authority along with the interpretation and administration thereof by any Governmental Authority charged with the interpretation or administration thereof. Unless the context clearly indicates otherwise, the term “Law” includes each of the foregoing (and each provision thereof) as in effect at the time in question, including any amendments, supplements, replacements, or other modifications thereto or thereof, and whether or not in effect at the date of this Agreement.
     “Lender” means each Lender listed on the signature pages hereof, each Assignee which becomes a Lender pursuant to Section 12.6(c), and their respective successors.
     “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, option, warrant, claim or encumbrance of any kind, or any other type of preferential arrangement that has substantially the same practical effect as a security interest, in respect of such asset. For the purposes of this Agreement, the Borrower or any Subsidiary will be deemed to own subject to a Lien any asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capital Lease or other title retention agreement relating to such asset.
     “LNG/NGL Project” has the meaning set forth in Section 7.1.
     “LNG/NGL Project MOU” has the meaning set forth in Section 7.1.
     “Loan” means a loan made by a Lender pursuant to Section 2.1.
     “Loan Documents” means this Agreement, the Notes, the Guaranty Agreements, the Pledge Agreements, and the Security Documents.
     “Majority Lenders” means at any time Lenders having at least 50% of the aggregate amount of the sum of the total unused Commitments at such time or, if the Commitments shall have terminated, holding Notes evidencing at least 50% of the aggregate unpaid principal amount of the Loans.
     “Margin Stock” has the meaning provided such term in Regulation U.
     “Material Adverse Effect” means a material adverse effect upon (a) the business, results of operations or financial condition of the Borrower and its Consolidated Subsidiaries taken as a whole, (b) the ability of the Borrower to perform under any Loan Document or (c) the ability of any of the Lenders to enforce any of the Obligations or any of their material rights and remedies against the Borrower under the Loan Documents.
     “Material Financial Obligation” means a principal or face amount of Indebtedness and/or payment or collateralization obligations in respect of Interest Rate Agreements of the Borrower and/or one or more of its Subsidiaries, arising in one or more related or unrelated transactions, exceeding in the aggregate $5,000,000.
     “Materials of Environmental Concern” means all materials, substances and wastes regulated as hazardous under Environmental Laws.

     “Maturity Date” means the Tranche A Loan Maturity Date and the Tranche B Loan Maturity Date, or, if such Day is not a Business Day, the next following Business Day.
     “Measurement Date” has the meaning set forth in Section 6.8.
     “Measurement Period” has the meaning set forth in Section 6.8.
     “Merrill Lynch” means Merrill Lynch Capital Corporation, and its successors and assigns.
     “Moody’s” means Moody’s Investors Service, Inc.
     “Net Cash Proceeds” means, with respect to any event (a) the cash proceeds received in respect of such event including (i) any cash received in respect of any non-cash proceeds, but only as and when received, (ii) in the case of a casualty, insurance proceeds, and (iii) in the case of a condemnation or similar event, condemnation awards and similar payments, net of (b) the sum of (i) all reasonable fees and out-of-pocket expenses paid by the Borrower and its Subsidiaries to third parties (other than Affiliates) in connection with such event, (ii) in the case of a sale, transfer or other disposition of an asset (including pursuant to a sale and leaseback transaction or a casualty or a condemnation or similar proceeding), the amount of all payments required to be made by the Borrower and its Subsidiaries as a result of such event to repay Indebtedness (other than Loans) secured by such asset or otherwise subject to mandatory prepayment as a result of such event, and (iii) the amount of all taxes paid (or reasonably estimated to be payable) by the Borrower and its Subsidiaries, and the amount of any reserves established by the Borrower and its Subsidiaries to fund contingent liabilities reasonably estimated to be payable, in each case during the year that such event occurred or the next succeeding year and that are directly attributable to such event (as determined reasonably and in good faith by an Authorized Officer of the Borrower).
     “Notes” means, collectively, the Tranche A Notes and the Tranche B Notes.
     “Notice of Borrowing” has the meaning set forth in Section 2.3.
     “Obligations” means all obligations, liabilities and indebtedness of every nature of the Borrower from time to time owing to the Administrative Agent or any Lender under any Loan Document including, without limitation, (a) all principal, interest, and fees, (b) any amounts the Administrative Agent or any Lender expends on behalf of the Borrower because the Borrower under the Loan Documents fails to make any such payment when required under the terms of any Loan Document, (c) all amounts required to be paid under any indemnification or similar provision and (d) all fees and expenses required to be paid pursuant to Section 12.3 of this Agreement.
     “OPIC” means the Overseas Private Investment Corporation, an agency of the United States.
     “Parent” means, with respect to any Lender, any Person controlling such Lender.
     “Participant” has the meaning set forth in Section 12.6(b).

     “Permitted Commitment Increase” means (i) any increase of up to $75,000,000 in the existing $150,000,000 committed amount (for a total commitment of $225,000,000) for loans and letters of credit available under the Existing Revolver Facility, and/or (ii) any increase in the principal amount of loans available under the Existing OPIC Facility so long as the aggregate principal amount of loans outstanding under such Existing OPIC Facility does not exceed $85,000,000.
     “Permitted Indebtedness” means: (a) the Obligations; (b) Indebtedness in respect of the Existing Committed Facilities (including any Permitted Commitment Increase but excluding any other Commitment Increase); (c) unsecured Indebtedness (i) incurred in the ordinary course of business (including open accounts extended by suppliers on normal trade terms in connection with purchases of goods and services that are not overdue for a period of more than 90 days or, if overdue for more than 90 days, as to which a dispute exists and adequate reserves in conformity with the reporting requirements of the SEC have been established on the books of the Borrower) and (ii) in respect of performance, surety, or appeal bonds provided in the ordinary course of business of the Borrower or its Subsidiaries, but excluding (in each case), Indebtedness incurred through the borrowing of money or the incurrence of guarantee obligations in respect thereof; (d) Indebtedness (i) evidencing the deferred purchase price of newly acquired property or incurred to finance the acquisition of equipment or other property of the Borrower or its Subsidiaries (pursuant to any purchase money mortgages or otherwise, whether owed to the seller or a third party) used in the ordinary course of business of the Borrower and its Subsidiaries (provided, that such Indebtedness is incurred within 180 days of the acquisition of such property), (ii) in respect of Capital Lease Obligations, (iii) which is subordinated to the Obligations pursuant to customary subordination terms and provisions, and (iv) not otherwise permitted under the foregoing provisions, in an aggregate amount outstanding at any time not to exceed $3,000,000; provided however, that none of the foregoing Indebtedness shall in any event constitute Permitted Indebtedness to the extent that the incurrence thereof shall result in a default by the Borrower in the observance of its obligations under this Agreement.
     “Permitted Liens” means the following: (a) Liens securing obligations under the Existing Committed Facilities (including, without limitation, Liens securing any Permitted Commitment Increase), and other Liens existing on the date hereof which are not otherwise permitted under paragraphs (b) through (m) below; (b) Liens for taxes not yet delinquent or which are subject to a Contest; (c) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, and other similar Liens and any other Liens imposed by Law (other than any Lien imposed by an employee benefit plan or Liens pursuant to any Environmental Law) or created in the ordinary course of business for amounts not yet delinquent or which are subject to a Contest; (d) Liens (other than any Lien imposed by an employee benefit plan or pursuant to any Environmental Law) incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, trade contracts, government contracts, performance and return-of-money bonds, and other similar obligations (exclusive of obligations for the payment of borrowed money); (e) easements, rights-of-way, zoning, and similar restrictions and other similar charges or encumbrances that do not materially interfere with the conduct of the business of the Borrower or any of its Subsidiaries and which do not detract materially from the value of the property to which they attach or impair materially the use thereof by the Borrower or any of its Subsidiaries or have a

Material Adverse Effect; (f) purchase money Liens not to exceed 100% of the applicable purchase price; provided that such Lien shall attach within 180 Days of the acquisition of the related asset and in no event shall such Lien attach to any accounts receivable of the Borrower or any of its Significant Subsidiaries; (g) any Lien existing on any asset prior to the acquisition thereof by the Borrower or any of its Subsidiaries, whether by purchase, consolidation, merger, exchange or otherwise and not created in contemplation of such acquisition; (h) Liens securing Environmental Claims or arising pursuant to Environmental Laws (which, for the purposes of this sub-clause (h) shall be limited to undetermined or inchoate Liens arising pursuant to applicable Environmental Laws, arising in the ordinary course of business of the Borrower or its Subsidiaries, and in respect of which no steps or proceedings have been taken to enforce such Lien); (i) Liens imposed by an employee benefit plan or any Law applicable thereto which could not reasonably be expected to have a Material Adverse Effect; (j) Liens on time deposit, demand, custodial or other banking accounts of the Borrower or any Subsidiary, if such accounts exist for the purpose of funding or securing insurance obligations of any Subsidiary engaged in the business of providing commercial insurance or reinsurance and which are in accordance with prudent business practices and industry standards; (k) Liens on commingled stored crude oil and product inventory existing to secure obligations of parties with which the Borrower or its Subsidiaries have entered into crude oil processing and crude oil and product storage agreements; (l) extensions, renewals and replacements of Liens referred to in paragraphs (a) through (k); provided, that any such extension, renewal or replacement Lien shall be limited to the property or assets covered by the Lien extended, renewed or replaced and that the obligations secured by any such extension, renewal or replacement Lien shall be in an amount not greater than the amount of the obligations secured by the Lien extended, renewed or replaced; and (m) Liens other than those described in paragraphs (a) through (l) above; provided that the aggregate outstanding principal amount of Indebtedness secured by such Liens shall at no time exceed 10% of Consolidated Net Worth.
     “Permitted Transaction” has the meaning set forth in Section 6.1(a).
     “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.
     “Pledge Agreements” means, collectively, the Borrower Pledge Agreement, the SPI Pledge Agreement and any other pledge agreement required to be provided pursuant to Section 5.10.
     “PNG Government” has the meaning set forth in Section 7.1.
     “Prepayment Event” means:
     (a) any sale, lease or other disposition (including any such transaction effected by way of merger or consolidation) by the Borrower or any of its Significant Subsidiaries of any asset, including without limitation any sale-leaseback transaction, whether or not involving a Capital Lease, but excluding (i) dispositions of temporary cash investments, inventory and used, surplus or worn out equipment in the ordinary course of business, (ii) dispositions to the Borrower or a wholly-owned Subsidiary of the Borrower;

provided that a disposition of assets not excluded by clauses (i) through (ii) above after the Effective Date shall not constitute a Prepayment Event unless and until (and only to the extent that) the aggregate Net Cash Proceeds from such disposition, when combined with all other such dispositions previously made after the Effective Date, exceeds $5,000,000;
     (b) any casualty or other insured damage to, or any taking under power of eminent domain or by condemnation or similar proceeding of, any property or asset of the Borrower or any of its Significant Subsidiaries, but only to the extent that the Net Cash Proceeds therefrom that have not been applied to repair, restore or replace such property or asset within 180 Days after such event exceed $5,000,000;
     (c) (i) the issuance by the Borrower or any Significant Subsidiary of any Equity Interests, or the receipt by the Borrower or any of its Significant Subsidiaries of any capital contribution, other than (x) any such issuance of Equity Interests to, or receipt of any such capital contribution from, the Borrower or any of its Significant Subsidiaries; and (y) the issuance by the Borrower of common shares held through the Borrower’s existing stock incentive plan and other similar plans or programs; or (ii) the issuance of Equity Interests or receipt of capital contributions by the Borrower for the purpose of financing the activities of S.P.I. Exploration & Production Corp., or any of its direct or indirect Subsidiaries; provided however, that in the case of this subsection (c)(ii), only 50% of such amounts shall be required to be prepaid under this Agreement;
     (d) the incurrence by the Borrower or any if its Significant Subsidiaries of any Indebtedness, other than (i) Indebtedness under the Existing Committed Facilities (including any Permitted Commitment Increases thereof) and (ii) issuance by the Borrower of non-recourse commercial paper backstopped by the Existing Committed Facilities (including any Permitted Commitment Increases thereof);
     (e) any amendment to or replacement after the Effective Date of any of the Existing Committed Facilities which provides for (i) a Commitment Increase other than a Permitted Commitment Increase, or (ii) the release of any cash collateral that is posted by the borrower pursuant to any of the Existing Committed Facilities, other than cash collateral that is posted from time-to-time on a temporary or interim basis and is not required to be posted and maintained throughout the commitment period under such Existing Committed Facilities; or
     (f) the receipt by Borrower of any distribution in respect of its equity ownership interest in S.P.I. Exploration & Production Corp.; provided however, that in the case of any such distribution, only 50% of such distribution shall be required to be prepaid under this Agreement;
     provided however, that the term “Prepayment Event” shall not include (i) any issuances by the Borrower of common shares in connection with the exercise of any warrants or options outstanding on the Effective Date, (ii) any issuance of Equity Interests, receipt of capital contributions or disposition of assets, in any of the foregoing cases as required or permitted under the IPI Agreements, or (iii) the $10,000,000 payment to be made by Clarion Finanz or its nominee Pacific LNG Operations Ltd to Borrower as partial consideration for Borrower entering into the LNG/NGL Project MOU with Clarion Finanz or its nominee Pacific LNG Operations Ltd.
     “ProjectCo” has the meaning set forth in Section 7.2.
     “Quarterly Payment Dates” means each March 31, June 30, September 30 and December 31.
     “Regulation S-X” means Regulation S-X of the SEC and any successor to all or any portion thereof.
     “Required Lenders” means at any time Lenders having at least 65% of the aggregate amount of the sum of the total unused Commitments at such time or, if the Commitments shall have terminated, holding Notes evidencing at least 65% of the aggregate unpaid principal amount of the Loans.
     “Restricted Lender” means (a) any Lender, (b) any “Lender” under the Existing Revolver Facility, (c) OPIC and (d) any other commercial lender whose unsecured long-term debt is rated BBB+ or better by S&P and Baa1 or better by Moody’s.
     “S & P” means Standard & Poor’s Ratings Services.
     “SEC” means the United States Securities and Exchange Commission.
     “Secured Parties” has the meaning assigned to that term in the Pledge and Security Agreements.
     “Securities Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.
     “Security Documents” means the Collateral Agency Agreement, the IPL Security Agreement and the Pledge Agreements.
     “Significant Subsidiary” means (a) each of the Subsidiaries set forth in Schedule 1.1 and their respective successors and (b) any other Subsidiary of the Borrower (other than any Subsidiary of the Borrower primarily engaged in the exploration for and production of oil and gas) which is or would hereafter be classified as a “significant subsidiary” of the Borrower under Regulation S-X of the Securities and Exchange Commission as in effect on the date hereof.
     “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “present fair saleable value” of the assets of such Person will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise”, as of such date, as such quoted terms are determined in accordance with applicable federal and state laws governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business, and (d) such Person will be able to pay its debts as they mature. For purposes of this definition, (i) “debt” means liability on a “claim”, and (ii) “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.
     “SPI Guaranty Agreement” means that certain Guaranty dated as of May 4, 2006 made by S.P.I. Distribution Limited in favor of the Collateral Agent, in substantially the form attached as Exhibit D-1.
     “SPI Pledge Agreement” means that certain Pledge Agreement to be executed by S.P.I. Distribution Limited, which will be substantially in the form of Exhibit E and will be executed and delivered to the Administrative Agent pursuant to Section 5.12.
     “Subsidiary” means, with respect to any Person, (a) any corporation 50% or more of whose shares of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time shares of any class or classes of such corporation have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person directly or indirectly through Subsidiaries and (b) any partnership, limited liability company, association, joint venture, trust or other entity in which such Person, directly or indirectly through Subsidiaries, is either a general partner, has a 50% or greater equity interest at the time or otherwise owns a controlling interest.
     “Tranche A Lender” means each holder of a Tranche A Note.
     “Tranche A Loan” has the meaning set forth in Section 2.1(a).
     “Tranche A Loan Advance” means an advance by the Administrative Agent on an advance date of a Tranche A Loan.
     “Tranche A Loan Commitment” means (a) in the case of any Lender that is a Lender on the date hereof, the amount set forth opposite such Lender’s name on the Commitment Schedule as such Lender’s “Tranche A Loan Commitment,” and (b) in the case of any Lender that becomes a Lender after the date hereof, the amount specified as such Lender’s “Tranche A Loan Commitment” in the Lender Assignment Agreement pursuant to which such Lender assumed a portion of the Total Tranche A Loan Commitment, in each case as the same may be changed from time to time pursuant to the terms hereof.
     “Tranche A Loan Commitment Percentage” means at any time, for each Lender, the percentage obtained by dividing (a) such Lender’s Tranche A Loan Commitment by (b) the Total Tranche A Loan Commitment; provided, that at any time after the Effective Date, each Lender’s Tranche A Loan Commitment Percentage shall be the percentage which the aggregate principal amount of such Lender’s Tranche A Loans then outstanding constitutes of the aggregate principal amount of all of the Tranche A Loans then outstanding.

     “Tranche A Loan Commitment Period” means the period commencing on the Effective Date and ending on the date following 60 Days from the Effective Date.
     “Tranche A Loan Notes” means the collective reference to any promissory note evidencing the Tranche A Loans.
     “Tranche A Loan Maturity Date” means the date occurring 24 months after the Effective Date.
     “Total Tranche A Loan Commitment” means the sum of the Tranche A Loan Commitments of all Lenders. The Total Tranche A Loan Commitment as of the date hereof is equal to $100,000,000.
     “Tranche B Lender” means each holder of a Tranche B Note.
     “Tranche B Loan” has the meaning set forth in Section 2.1(b).
     “Tranche B Loan Advance” means an advance by the Administrative Agent on an advance date of a Tranche B Loan.
     “Tranche B Loan Commitment” means (a) in the case of any Lender that is a Lender on the date hereof, the amount set forth opposite such Lender’s name on the Commitment Schedule as such Lender’s “Tranche B Loan Commitment,” and (b) in the case of any Lender that becomes a Lender after the date hereof, the amount specified as such Lender’s “Tranche B Loan Commitment” in the Lender Assignment Agreement pursuant to which such Lender assumed a portion of the Total Trance B Loan Commitment, in each case as the same may be changed from time to time pursuant to the terms hereof.
     “Tranche B Loan Commitment Percentage” means at any time, for each Lender, the percentage obtained by dividing (a) such Lender’s Tranche B Loan Commitment by (b) the Total Tranche B Loan Commitment; provided, that at any time after the Tranche B Loan Commitments have expired or terminated, each Lender’s Tranche B Loan Commitment Percentage shall be the percentage which the aggregate principal amount of such Lender’s Tranche B Loans then outstanding constitutes of the aggregate principal amount of all of the Tranche B Loans then outstanding.
     “Tranche B Loan Commitment Period” means (a) for the initial Tranche B Loan Advance of up to $10,000,000, the Effective Date, (b) for the second Tranche B Loan Advance of up to $10,000,000, the period commencing on the Tri-Party Agreement Effective Date and ending on the date following 15 Days from and after the Tri-Party Agreement Effective Date and (c) for the third Tranche B Loan Advance of up to $10,000,000, the period commencing on the Tri-Party Agreement Effective Date and ending on the date following 45 Days from and after the Tri-Party Agreement Effective Date.
     “Tranche B Loan Notes” means the collective reference to any promissory note evidencing the Tranche B Loans.

     “Tranche B Loan Maturity Date” means the date following 24 months after the Effective Date.
     “Transaction Documents” means the Loan Documents and the Engagement Letter.
     “Tri-Party Agreement” means that certain Memorandum of Understanding by and among the Borrower, the participating Lenders (including Merrill Lynch or its designee) and the PNG Government that provides the basic obligations and understandings among the parties thereto for the official recognition and endorsement of the LNG/NGL Project by the PNG Government, and the commitment of the parties thereto to negotiate a definitive project agreement that is intended to authorize ProjectCo to undertake the LNG/NGL Project, as the same may be modified, supplemented or amended from time to time in accordance with the terms and provisions thereof.
     “Tri-Party Agreement Effective Date” means the date that the Tri-Party Agreement shall have been executed and delivered by the Borrower, the participating Lenders and the PNG Government.
     “Total Tranche B Loan Commitment” means the sum of the Tranche B Loan Commitments of all Lenders. The Total Tranche B Loan Commitment as of the date hereof is equal to $30,000,000.
     “United States” means the United States of America, including the States and the District of Columbia, but excluding its territories and possessions.
     “U.S.A. PATRIOT Act” means United States Public Law 107-56, 115 Stat. 272 (2001) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) of 2001, and the rules and regulations promulgated thereunder from time to time in effect.
     Section 1.2 Accounting Terms and Determinations. Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared in accordance with GAAP; provided that, if the Borrower notifies the Administrative Agent that the Borrower wishes to amend any covenant in Article 5 or Article 6 or the definition of any term used therein to eliminate the effect of any change in GAAP on the operation of such covenant (or if the Administrative Agent notifies the Borrower that the Required Lenders wish to amend Article 5 or Article 6 or any such definition for such purpose), then the Borrower’s compliance with such covenant shall be determined on the basis of GAAP in effect immediately before the relevant change in GAAP became effective, until either such notice is withdrawn or such covenant or definition is amended in a manner satisfactory to the Borrower and the Required Lenders.
     Section 1.3 Types of Borrowings. The term “Borrowing” denotes the aggregation of Loans to be made by the Lenders to the Borrower pursuant to Article 2 on the same Day. Borrowings are classified for purposes of this Agreement by reference to the applicable tranche of Loans comprising such Borrowing (e.g., a “Tranche A Borrowing” is a Borrowing comprised of Tranche A Loans).

ARTICLE 2
THE LOANS
     Section 2.1 Commitments to Lend.
     (a) Tranche A Loans. Subject to and upon the terms and subject to the conditions set forth in this Agreement, each Lender having a Tranche A Loan Commitment severally agrees to make loans (each a “Tranche A Loan”) in Dollars to the Borrower, which Tranche A Loans (i) shall not exceed, for any such Lender, the Tranche A Loan Commitment of such Lender, (ii) shall not exceed, in the aggregate, the Total Tranche A Loan Commitment, (iii) shall be requested and advanced in an amount not less than 65% of the Total Tranche A Loan Commitment on the Effective Date (the “Initial Tranche A Loan Borrowing”) and not less than 35% of the Total Tranche A Loan Commitment on the thirtieth day following the Effective Date, (iv) shall be available until the expiration of the Tranche A Loan Commitment Period, after which time the Tranche A Loan Commitments of each Tranche A Loan Lender and the Total Tranche A Loan Commitments shall each be reduced to zero, and (v) may be repaid, or prepaid in increments of $1,000,000, each in accordance with the provisions hereof, but once repaid or prepaid may not be reborrowed. The obligation of Borrower to repay to each Lender the aggregate amount of all Tranche A Loans made by such Lender, together with interest accruing in connection therewith at the Applicable Interest Rate, shall be evidenced by a single promissory note (herein called such Lender’s “Tranche A Loan Note”) made by Borrower payable to the order of such Lender in the form of Exhibit A-1 with appropriate insertions. The amount of principal owing on any Lender’s Tranche A Loan Note at any given time shall be the aggregate amount of all Tranche A Loans theretofore made by such Lender minus all payments of principal theretofore received by such Lender on such Tranche A Loan Note. Interest on each Tranche A Loan Note shall accrue and be due and payable as provided herein and therein. Each Tranche A Loan Note shall be due and payable as provided herein and therein, and shall be due and payable in full on the Tranche A Loan Maturity Date.
     (b) Tranche B Loans. Subject to and upon the terms and subject to the conditions set forth in this Agreement, each Lender having a Tranche B Loan Commitment agrees to make loans (each a “Tranche B Loan”) in Dollars to the Borrower, which Tranche B Loans (i) shall not exceed, for any such Lender, the Tranche B Loan Commitment of such Lender, (ii) shall not exceed, in the aggregate, the Total Tranche B Loan Commitment, (iii) shall be made only after the sum of all Tranche A Loans advanced to the Borrower pursuant to Section 2.1(a) equals the Total Tranche A Loan Commitment, (iv) shall be made only in multiples of $5,000,000, and (v) may be repaid or prepaid in accordance with the provisions hereof, but once repaid or prepaid may not be reborrowed. The obligation of Borrower to repay to each Lender the aggregate amount of all Tranche B Loans made by such Lender, together with interest accruing in connection therewith, shall be evidenced by a single promissory note (herein called such Lender’s “Tranche B Note”) made by Borrower payable to the order of such Lender in the form of Exhibit A-2 with appropriate insertions. The amount of principal owing on any Lender’s Tranche B Note at any given time shall be the aggregate amount of all Tranche B Loans theretofore made by such Lender minus all payments of principal theretofore received by such Lender on such Tranche B Note. Interest on each Tranche B Note shall accrue and be due and payable as provided herein and therein. Each Tranche B Note shall be due and payable as provided herein and therein, and shall be due and payable in full on the last day of the Tranche B Loan Maturity Date.
     Section 2.2 Loans and Borrowings.
     (a) Each Loan shall be made as part of a Borrowing consisting of Loans made by the Lenders ratably in accordance with their respective Tranche A Loan Commitments and/or Tranche B Loan Commitments, as applicable. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the respective Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required.
     (b) Each Borrowing shall be made entirely in Tranche A Loans or Tranche B Loans, as the Borrower may request in accordance herewith. Each Borrowing may be in an aggregate amount that is equal to the entire unused balance of the Tranche A Commitment Amount or the Tranche B Commitment Amount, as applicable. Both Tranche A Loans and Tranche B Loans may be outstanding at the same time.
     (c) Tranche A Loans shall be used by the Borrower in the amounts and for the purposes set forth in Part 1 of Schedule 2.2(c). Tranche B Loans shall be used by the Borrower in the amounts and for the purposes set forth in Part 2 of Schedule 2.2(c). Any modification, amendment or waiver of this Section 2.2(c) and/or the related Schedule 2.2(c) shall require Required Lender consent.
     Section 2.3 Notice of Borrowing. The Borrower shall give the Administrative Agent notice (a “Notice of Borrowing”) not later than 11:00 A.M. (New York City time) on the date of each Borrowing, specifying:
     (a) the date of such Borrowing, which shall be a Business Day on or after the Effective Date but on or prior to the Maturity Date;
     (b) the aggregate amount of such Borrowing; and
     (c) whether the Loans comprising such Borrowing are to be Tranche A Loans or Tranche B Loans as provided in Section 2.1, and if such Borrowing is in respect of Tranche B Loans, the specific, itemized use of the proceeds of such Borrowing.
     Section 2.4 Notice to Lenders; Funding of Loans.
     (a) Promptly after receiving a Notice of Borrowing, the Administrative Agent shall notify each Lender of the contents thereof and of such Lender’s share of such Borrowing and such Notice of Borrowing shall not thereafter be revocable by the Borrower.
     (b) Not later than 1:00 P.M. (New York City time) on the date of each Borrowing, each Lender shall make available its share of such Borrowing, in Federal or other funds immediately available in New York City, to the Administrative Agent at its address referred to in Section 12.1. Unless the Administrative Agent determines that any applicable condition specified in Article 3 has not been satisfied, the Administrative Agent will make the funds so received from the Lenders available to the Borrower at the Administrative Agent’s aforesaid address.
     (c) Unless the Administrative Agent shall have received notice from a Lender before the date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available to the Administrative Agent on the date of such Borrowing in accordance with subsection (b) of this Section and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent that such Lender shall not have so made such share available to the Administrative Agent, such Lender and, if such Lender shall have failed to do so within three Business Days of demand therefor by the Administrative Agent, the Borrower severally agree to repay to the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each Day from the date such amount is made available to the Borrower until the date such amount is repaid to the Administrative Agent, at the Federal Funds Rate. If such Lender shall repay to the Administrative Agent such corresponding amount, such amount so repaid shall constitute such Lender’s Loan included in such Borrowing for purposes of this Agreement.
     Section 2.5 Administration of Notes. Promptly after receiving each Lender’s Note pursuant to Section 3.1(a), the Administrative Agent shall forward such Note to such Lender. Each Lender shall record the date, amount and type of each Loan made by it and the date and amount of each payment of principal made by the Borrower with respect thereto, and may, if such Lender so elects in connection with any transfer or enforcement of its Note, endorse on the schedule forming a part thereof appropriate notations to evidence the foregoing information with respect to each such Loan then outstanding; provided that a Lender’s failure to make any such recordation or endorsement shall not affect the Borrower’s obligations hereunder or under the Notes. Each Lender is hereby irrevocably authorized by the Borrower so to endorse its Note and to attach to and make a part of its Note a continuation of any such schedule as and when required.
     Section 2.6 Maturity of Loans. Each Loan shall mature, and the principal amount thereof shall be due and payable (together with interest accrued thereon), on the Maturity Date.
     Section 2.7 Interest Rates. The unpaid principal amount of each Loan shall bear interest on the outstanding principal amount thereof, for each Day from the date such Loan is made until it becomes due, at a rate per annum equal to the Applicable Interest Rate for such Day. Such interest shall be payable (i) quarterly in arrears on each Quarterly Payment Date, and (ii) on the Maturity Date. Any overdue principal of or interest on any Loan shall bear interest, payable on demand, for each Day until paid at a rate per annum equal to the Default Rate.

     Section 2.8 Fees.
     (a) The Borrower shall pay to the Administrative Agent, for the account of the Lenders, the Commitment Fee. Such Commitment Fee shall be payable on the date of each advance of Loans calculated on the amount of the Loans being then advanced. Eighty (80%) of such Commitment Fee shall be allocated among the Lenders ratably in proportion to their respective Commitments, with the remaining twenty percent (20%) to be retained and shared by the Co-Arrangers.
     (b) The Borrower shall pay to the Administrative Agent the Facility Agency Fee on the Effective Date and thereafter on each anniversary of the Effective Date until the Loans are repaid in their entirety.
     Section 2.9 Termination or Reduction of Commitment.
     (a) The Borrower may, upon at least three Business Days’ notice to the Administrative Agent, (i) terminate the Commitments at any time, or (ii) ratably reduce the Commitments from time to time by an amount of $1,000,000 or any larger multiple of $1,000,000. Promptly after receiving a notice pursuant to this subsection, the Administrative Agent shall notify each Lender of the contents thereof. Each notice delivered by the Borrower pursuant to this Section shall be irrevocable; provided that a notice of termination of the Commitments delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied.
     (b) If the Borrower or any of its Subsidiaries shall at any time, or from time to time, after the Effective Date but prior to the Maturity Date receive any Net Cash Proceeds of any Prepayment Event, then the Commitments shall at such time be reduced in an aggregate amount equal to the amount of such Net Cash Proceeds. Each such reduction of Commitments shall be applied ratably to the respective Commitment of each Lender until all such Commitments have been reduced to zero. The Borrower shall give the Administrative Agent prompt notice of each reduction in Commitments pursuant to this Section and promptly thereafter the Administrative Agent shall notify each Lender thereof.
     (c) Unless previously terminated, the Commitments shall terminate in their entirety at the close of business on the Maturity Date.
     Section 2.10 Optional Prepayments.
     (a) On any Quarterly Payment Date, the Borrower may, upon at least one Business Day’s notice to the Administrative Agent, without penalty or premium, prepay any Group of Loans, in whole at any time, or from time to time in part in amounts aggregating $1,000,000 or any larger multiple of $1,000,000, by paying the principal amount to be prepaid together with interest accrued thereon to the date of prepayment. Each such optional prepayment shall be applied to prepay ratably the Loans of the several Lenders included in such Group of Loans.

     (b) Promptly upon receiving a notice of prepayment pursuant to this Section 2.10, the Administrative Agent shall notify each Lender of the contents thereof and of such Lender’s ratable share of such prepayment, and such notice shall not thereafter be revocable by the Borrower.
     Section 2.11 Mandatory Prepayment.
     (a) In the event and on each occasion on and after the Closing Date that any Net Cash Proceeds are received by or on behalf of the Borrower or any Subsidiary in respect of any Prepayment Event while any Loans remain unpaid, the Borrower shall, within three Business Days after such Net Cash Proceeds are received, prepay the Loans in an aggregate amount equal to such Net Cash Proceeds (or 50% of such Net cash Proceeds to the extent such Prepayment Event arises under the provisos in sub-clauses (c) and/or (f) of the definition of the term “Prepayment Event”) together with interest accrued thereon to the date of prepayment. Each such mandatory prepayment shall be applied to prepay ratably the Loans of the several Lenders.
     (b) Prior to any mandatory prepayment of the Loans pursuant to this Section, the Borrower shall select the Group or Groups of Loans to be prepaid and shall notify the Administrative Agent by telephone (confirmed by telecopy) of such prepayment, not later than 11:00 A.M., New York City time, one Business Day before the date of prepayment.
     (c) Promptly upon receiving a notice of prepayment pursuant to this Section, the Administrative Agent shall notify each Lender of the contents thereof and of such Lender’s ratable share of such prepayment, and such notice shall not thereafter be revocable by the Borrower; provided that, if a notice of prepayment is given in connection with a conditional notice of termination of the Commitments as contemplated by Section 2.9, then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with Section 2.9. Prepayments shall be accompanied by accrued interest to the extent required by Section 2.7.
     Section 2.12 General Provisions as to Payments.
     (a) The Borrower shall make each payment of principal of, and interest on, the Loans and of fees hereunder, without set-off, counterclaim or other deduction, not later than 1:00 P.M. (New York City time) on the date when due, in Federal or other funds immediately available in New York City, to the Administrative Agent at its address referred to in Section 12.1. The Administrative Agent will promptly distribute to each Lender its ratable share of each such payment received by the Administrative Agent for the account of the Lenders. Whenever any payment of principal of, or interest on, the Loans or of fees shall be due on a Day which is not a Business Day, the date for payment thereof shall be extended to the next succeeding Business Day. If the date for any payment of principal is extended by operation of law or otherwise, interest thereon shall be payable for such extended time.
     (b) Unless the Borrower notifies the Administrative Agent before the date on which any payment is due to the Lenders hereunder that the Borrower will not make such payment in full, the Administrative Agent may assume that the Borrower has made such payment in full to the Administrative Agent on such date and the Administrative Agent may, in reliance on such assumption, cause to be distributed to each Lender on such due date an amount equal to the amount then due such Lender. If and to the extent that the Borrower shall not have so made such payment, each Lender shall repay to the Administrative Agent forthwith on demand such amount distributed to such Lender together with interest thereon, for each Day from the date such amount is distributed to such Lender until the date such Lender repays such amount to the Administrative Agent, at the Federal Funds Rate.
     Section 2.13 Funding Losses. If the Borrower fails to borrow or prepay any Loans after notice has been given to any Lender in accordance with Section 2.4(a) or Section 2.10(a) (as applicable), by reason of a failure to satisfy a condition thereto or otherwise, the Borrower shall reimburse each Lender within 15 Days after demand for any resulting loss or expense incurred by it (or by a Participant in the related Loan), including (without limitation) any loss incurred in obtaining, liquidating or employing deposits from third parties, but excluding loss of margin for the period after such payment or failure to borrow, or prepay; provided that such Lender shall have delivered to the Borrower a certificate as to the amount of such loss or expense, which certificate shall be conclusive in the absence of manifest error.
     Section 2.14 Computation of Interest and Fees. Interest based on the Applicable Interest Rate hereunder shall be computed on the basis of a year of 365 Days (or 366 Days in a leap year) and paid for the actual number of Days elapsed (including the first Day but excluding the last Day). All other interest and fees shall be computed on the basis of a year of 360 Days and paid for the actual number of Days elapsed (including the first Day but excluding the last Day).
ARTICLE 3
CONDITIONS
     Section 3.1 Closing. The obligation of any Lender to make a Loan hereunder shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 12.5):
     (a) receipt by the Administrative Agent of a duly executed Tranche A Loan Note for the account of each Lender dated the Closing Date and complying with the provisions of Section 2.5;
     (b) receipt by the Administrative Agent of an opinion (or opinions) of counsel to the Borrower, S.P.I. Distribution Limited and InterOil Products Limited, covering such matters relating to the transactions contemplated hereby, in form and substance reasonably acceptable to the Administrative Agent;
     (c) receipt by the Administrative Agent of each of the SPI Guaranty Agreement, the Borrower Pledge Agreement, the Collateral Agency Agreement and the Engagement Letter, each duly executed by the Borrower or the applicable counterparty(ies);

     (d) receipt by the Administrative Agent of a properly completed and duly executed Form U-1 with respect to the Loans and this Agreement;
     (e) receipt by the Administrative Agent of all documents the Administrative Agent may reasonably request relating to the existence of the Borrower and/or the Guarantors, the corporate authority for and the validity of this Agreement, the Notes and the other Loan Documents, and any other matters relevant hereto, all in form and substance reasonably satisfactory to the Administrative Agent;
     (f) receipt by the Administrative Agent, for its own account or for the account of the Lenders, as the case may be, all fees, costs and expenses due and payable pursuant to Section 2.8;
     (g) receipt by the Administrative Agent of all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money-laundering rules and regulations, including the U.S.A. PATRIOT Act; and
     (h) receipt by the Administrative Agent of the LNG/NGL Project MOU, in the form of Exhibit G, duly executed by the Borrower and the applicable participating Lenders.
     The obligations of the Lenders to make Loans hereunder shall not become effective unless each of the foregoing conditions is satisfied (or waived pursuant to Section 12.5) at or prior to 5:00 P.M., New York City time, on May 31, 2006 (and, in the event such conditions are not so satisfied or waived, the Commitments shall terminate at such time).
     Section 3.2 Each Credit Event. The obligation of each Lender to make or continue a Loan on the occasion of any Borrowing is subject to the satisfaction of the following conditions:
     (a) receipt by the Administrative Agent of a Notice of Borrowing as required by Section 2.3;
     (b) the Debt Service Reserve Account shall be fully funded to the applicable Debt Service Reserve Amount (or will be so funded with the proceeds of such Loan contemporaneously with the making thereof);
     (c) the fact that, immediately after such Borrowing, (i) the aggregate outstanding principal amount of the Tranche A Loans will not exceed the Total Tranche A Commitments, and (ii) the aggregate outstanding principal amount of the Tranche B Loans will not exceed the Total Tranche B Commitments;
     (d) the fact that, immediately before and after such Borrowing, no Event of Default shall have occurred and be continuing; and
     (e) the fact that the representations and warranties of the Borrower contained in this Agreement and the representations and warranties of each of the Borrower, S.P.I. Distribution Limited and InterOil Products Limited contained in the Transaction

Agreements to which each of them are parties shall be true on and as of the date of such Borrowing.
     Each Borrowing shall be deemed to be a representation and warranty by the Borrower on the date of such Borrowing as to the facts specified in clauses (b), (c), (d), and (e) of this Section 3.2.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES
     In order to induce the Agents and the Lenders to enter into this Agreement and to make the Loans, the Borrower makes the following representations and warranties:
     Section 4.1 Existence and Business; Power and Authorization; Enforceable Obligations.
     (a) It is a corporation duly organized in accordance with the Laws of New Brunswick, Canada, and it (i) has the corporate power and authority to own its property and assets and to transact the business in which it is engaged or presently proposes to engage and (ii) is authorized to do business as a corporation and is in good standing in each jurisdiction in which it is required to be authorized to do business, except where the failure to be so authorized or in good standing could not reasonably be expected to have a Material Adverse Effect. No Governmental Approval (other than those already obtained) is necessary in connection with its formation and continued existence, except where the failure to obtain such Governmental Approval could not reasonably be expected to have a Material Adverse Effect.
     (b) It has the corporate power and authority to execute, deliver, and perform its obligations under this Agreement and the other Transaction Documents to which it is a party, and it has the corporate power and authority to borrow hereunder.
     (c) It has taken all necessary corporate action to authorize the execution, delivery and performance of the Transaction Documents to which it is a party. No consent or authorization of, filing with or other act by or in respect of any Governmental Authority or other Person is required in connection with its execution, delivery and performance of the Transaction Documents to which it is a party or the validity and enforceability of the Transaction Documents to which it is a party.
     (d) This Agreement and each other Transaction Documents to which it is a party have been duly executed and delivered on behalf of the Borrower and are legal, valid and binding obligations of the Borrower enforceable in accordance with their terms except as the enforcement thereof may be limited by applicable bankruptcy, insolvency or similar Laws affecting the enforcement of rights of creditors generally and except to the extent that enforcement of rights and remedies set forth therein may be limited by equitable principles (regardless of whether enforcement is considered in a court of law or a proceeding in equity).

     Section 4.2 No Violation. Neither its execution, delivery or performance of the Transaction Documents to which it is a party, nor compliance by it with the terms and provisions thereof nor the consummation of the transactions contemplated thereby, (a) will contravene in any material respect any applicable provision of Law, (b) will conflict with or result in any breach of any of the terms and conditions of, or result in the creation or imposition of (or the obligation to create or impose) any Lien upon any of its property or assets pursuant to the terms of, any material agreement or instrument to which it is a party or by which it or any of its property or assets is bound, or (c) will violate any provision of its certificate of incorporation or by-laws or other organizational documents. Without in any way limiting the foregoing, (a) the use of the proceeds of the Loans by the Borrower will not violate the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto, and (b) the Borrower is not and will not become (i) a Person or entity described by section 1 of Executive Order 13224 of September 24, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (12 C.F.R. 595), and the Borrower does not engage in dealings or transactions with any such Persons or entities, or (ii) in violation of the U.S.A. PATRIOT Act.
     Section 4.3 Litigation. Except as disclosed on Schedule 4.3, there are no actions, suits, investigations or proceedings by or before any Governmental Authority or arbitrator pending or, to the best knowledge of the Borrower, threatened which could reasonably be expected to have a Material Adverse Effect.
     Section 4.4 Financial Information. The consolidated balance sheet of the Borrower and its Consolidated Subsidiaries as of December 31, 2005, and the related consolidated statements of operations and cash flows for the Fiscal Year then ended, reported on by Price Waterhouse Coopers, LLP and set forth in the Borrower’s 2005 Form 40-F, a copy of which has been delivered to each of the Lenders, fairly present, in conformity with GAAP the consolidated financial position of the Borrower and its Consolidated Subsidiaries as of such date and their consolidated results of operations and cash flows for such Fiscal Year.
     Section 4.5 Material Adverse Change. Since March 31, 2006, there has occurred no event, act or condition which has had, or could reasonably be expected to have, a Material Adverse Effect.
     Section 4.6 Use of Proceeds; Margin Regulations. Following application of the proceeds of each Loan, not more than 25 percent of the value of the assets which are subject to any arrangement with the Administrative Agent or any Lender (herein or otherwise) whereby the Borrower’s right or ability to sell, pledge or otherwise dispose of assets in any way is restricted (or pursuant to which the exercise of any such right is or may be cause for accelerating the maturity of all or any portion of the Loans or any other amount payable hereunder or under any such other arrangement) will be Margin Stock. No proceeds of any Loan have been used in violation of Section 2.2(c).
     Section 4.7 Governmental Approvals. Except as disclosed on Schedule 4.7, all Governmental Approvals which under applicable Law are required to have been obtained prior to the date this representation is made or deemed made in connection with the due execution, delivery and performance by the Borrower of the Transaction Documents to which it is a party have been obtained.
     Section 4.8 Investment Company Act. The Borrower is not (a) an “investment company” or a company “controlled” by an “investment company,” within the meaning of the Investment Company Act of 1940, as amended.
     Section 4.9 No Default. No Default has occurred and is continuing.
     Section 4.10 Taxes. The Borrower and each of its Subsidiaries have filed all United States Federal income tax returns and all other material United States tax returns which to their knowledge are required to be filed by them and have paid all taxes due pursuant to such returns or pursuant to any assessment received by them, except for those subject to a Contest.
     Section 4.11 Foreign Taxes. The Borrower and each of its Subsidiaries have filed or caused to be filed all income tax returns in all relevant foreign jurisdictions and all other material foreign tax returns which are to their knowledge required to be filed by them and have paid all taxes due pursuant to such returns or pursuant to any assessment received by the Borrower or any of its Subsidiaries, except for those subject to a Contest.
     Section 4.12 Ownership of Property; Liens. The Borrower and each of its Significant Subsidiaries has good and marketable title to all of its property except for any defects or failure of title which could not reasonably be expected to have a Material Adverse Effect, and such property is subject to no Lien of any kind except Permitted Liens.
     Section 4.13 Accuracy and Completeness of Information. All historical information heretofore or contemporaneously furnished by the Borrower or any of its Subsidiaries in writing to any Agent or Lender for purposes of or in connection with this Agreement or any of the Transaction Documents is, to the knowledge of the Borrower, true and accurate in all material respects on the date as of which such information is dated and not incomplete by omitting to state any material fact necessary to make such information (taken as a whole) not materially misleading at such time.
     Section 4.14 Environmental Matters.
     (a) Except in each case as could not reasonably be expected to have a Material Adverse Effect (i) the Borrower and its Subsidiaries are in compliance with all applicable Environmental Laws, (ii) the Borrower and its Subsidiaries have all Environmental Approvals required to operate its business as presently conducted and are in compliance with the terms and conditions thereof, and (iii) the Borrower and its Subsidiaries have not received any communication (written or oral) from a Governmental Authority that alleges that the Borrower or such Subsidiary is not in compliance with all Environmental Laws and Environmental Approvals.
     (b) There is no Environmental Claim pending or, to the Borrower’s knowledge, threatened against the Borrower or any Subsidiary which could reasonably be expected to have a Material Adverse Effect.

     (c) Without in any way limiting the generality of the foregoing, except in each case as could not reasonably be expected to have a Material Adverse Effect there are no on-site or off-site locations in which the Borrower or any Subsidiary have stored, disposed or arranged for the disposal of Materials of Environmental Concern in violation of any Environmental Law.
     Section 4.15 Significant Subsidiaries. Each of the Borrower’s Significant Subsidiaries is a corporation, partnership, limited liability company, association or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has all powers and all government licenses, authorizations, consents and approvals required to carry on its business as now conducted except for such powers, licenses, authorizations, consents or approvals the absence of which could not reasonably be expected to have a Material Adverse Effect.
     Section 4.16 Solvency. The Borrower is, and after giving effect to the incurrence of all Indebtedness and obligations being incurred in connection herewith and to the use of proceeds of the Loans as provided in Section 2.2(c), will be Solvent. Each of the Guarantors is, and after giving effect to the incurrence of its obligations under the respective Guaranty Agreements, will be Solvent.
     Section 4.17 Existing Committed Facilities; Existing Clarion Facility. As of May 4, 2006, (a) the outstanding principal amount of loans under the Existing OPIC Facility is $80,500,000, (b) the commitment amount under the Existing Revolver Facility is $150,000,000, of which $98,281,404 in loans and letters of credit are outstanding, and (c) the outstanding principal amount of loans under the Existing Clarion Facility is $22,856,684.
     Section 4.18 Capitalization and Assets of Certain Subsidiaries.
     (a) The capitalization of S.P.I. Distribution Limited consists of 50,000 common shares, of which 10,000 common shares are issued and outstanding. The shares have been duly authorized and validly issued and are fully paid and nonassessable, and no action has been taken to subject the shares of capital stock of such entity to any Liens, except for Liens created by, or arising under, the Loan Documents. The shares of S.P.I. Distribution Limited are owned 100% by the Borrower. The assets of S.P.I. Distribution Limited consist solely of the capital shares of InterOil Products Limited.
     (b) The capitalization of InterOil Products Limited consists of 100 ordinary shares, no par value, which are issued and outstanding. The shares have been duly authorized and validly issued and are fully paid and nonassessable, and no action has been taken to subject the shares of capital stock of such entity to any Liens, except for Liens created by, or arising under, the Loan Documents.
ARTICLE 5
AFFIRMATIVE COVENANTS
     The Borrower covenants and agrees that, so long as any Lender has any Commitment hereunder or any Obligation remains unpaid unless otherwise agreed by the Required Lenders:

     Section 5.1 Information Covenants. The Borrower will furnish to each Lender:
     (a) Quarterly Financial Statements. Within 60 Days after the close of each Fiscal Quarter (other than the fourth Fiscal Quarter) in each Fiscal Year of the Borrower, the unaudited consolidated balance sheet of the Borrower as at the end of such quarterly period and the related consolidated statements of income and cash flows for such quarterly period and for the elapsed portion of the Fiscal Year ended with the last Day of such quarterly period, and in each case setting forth comparative figures for the related periods in the prior Fiscal Year;
     (b) Annual Financial Statements. Within 120 Days after the close of each Fiscal Year of the Borrower, the audited consolidated balance sheet of the Borrower as at the end of such Fiscal Year and the related consolidated statements of income and cash flows for such Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year, all reported on in a manner acceptable to the SEC by independent public accountants of nationally recognized standing;
     (c) Officer’s Certificate. At the time of the delivery of the financial statements referred to in Section 5.1(a) and 5.1(b) above, a certificate of an Authorized Officer of the Borrower which certifies (x) that such financial statements fairly present the financial condition and the results of operations of the Borrower on the dates and for the period indicated, except as disclosed in the notes thereto, in accordance with GAAP, subject, in the case of interim financial statements, to normally recurring year-end adjustments, (y) the detailed calculations made pursuant to Sections 6.7 and 6.8 as of the last Day of such period and (z) that such Authorized Officer has reviewed the terms of the Loan Documents and has made, or caused to be made under his or her supervision, a review in reasonable detail of the business and financial condition of the Borrower during the accounting period covered by such financial statements, and that as a result of such review such Authorized Officer has concluded that no Default has occurred and is continuing as of the date of such certificate or, if any Default has occurred and is continuing, specifying the nature and extent thereof and the action the Borrower proposes to take in respect thereof;
     (d) Notice of Default, Litigation or Other Event. Promptly and in any event within three Business Days after the Borrower obtains knowledge thereof, notice of (i) the occurrence of any Event of Default and (ii) any litigation or governmental proceeding pending or threatened against the Borrower or any Subsidiary which could reasonably be expected to have a Material Adverse Effect;
     (e) Environmental Matters. Promptly and in any event within ten Business Days after the existence of any of the following conditions, a certificate of an Authorized Officer of the Borrower specifying in detail the nature of such condition and the Borrower’s proposed response thereto, in each case if the occurrence of such event could reasonably be expected to have a Material Adverse Effect: (i) the receipt by the Borrower of any communication (written or oral), whether from a Governmental Authority or other Person that alleges that the Borrower or any Subsidiary is not in compliance with applicable Environmental Laws or Environmental Approvals, (ii) any Authorized Officer

of the Borrower shall obtain actual knowledge that there exists any Environmental Claim pending or threatened against the Borrower or any Subsidiary, or (iii) any release, emission, discharge or disposal of any Material of Environmental Concern that could reasonably be expected to form the basis of any Environmental Claim against the Borrower or any Subsidiary. The Borrower will also maintain and make available for inspection by the Administrative Agent and the Lenders and their agents and employees, upon reasonable prior notice during normal business hours, accurate and complete records of all investigations, studies, sampling and testing conducted, and any and all remedial actions taken, by the Borrower or, to its knowledge and to the extent obtained by the Borrower, by any Governmental Authority or other Person in respect of Materials of Environmental Concern on or affecting the properties of the Borrower and its Subsidiaries.
     (f) Other Information. From time to time, such other information or documents (financial or otherwise) as the Administrative Agent or any Lender may reasonably request.
     (g) Document Delivery. Documents required to be delivered pursuant to Section 5.1(a) or (b) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrower posts such documents, or provides a link thereto on the Borrower’s website on the Internet; or (ii) on which such documents are posted on the Borrower’s behalf on an Internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent).
     Section 5.2 Books, Records and Inspections. The Borrower will keep proper books of record and account in which full, true and correct entries in conformity with GAAP and all requirements of Law shall be made of all dealings and transactions in relation to its business and activities. The Borrower will permit officers and designated representatives of the Administrative Agent or any Lender to visit and inspect any of the properties of the Borrower and its Subsidiaries, and to examine the books of record and account of the Borrower and its Subsidiaries, and discuss the affairs, finances and accounts of the Borrower and its Subsidiaries with, and be advised as to the same by, its and their officers, and the Borrower shall provide access to its independent accountants for the purpose of discussing the affairs, finances and accounts of the Borrower and its Subsidiaries, all upon reasonable notice and at such reasonable times and intervals during normal business hours as the Administrative Agent or such Lender may desire.
     Section 5.3 Payment of Taxes. The Borrower will, and will cause its Subsidiaries to, pay and discharge all material taxes, assessments and governmental charges or levies imposed on it or on its income or profits or on any of its property prior to the date on which penalties attach hereto, except that neither the Borrower nor any such Subsidiary will be required hereby to pay any such tax, assessment, charge or levy the payment of which is the subject of a Contest.
     Section 5.4 Compliance with Law.
     (a) The Borrower will own, operate and maintain its business in compliance with all Laws, except such noncompliance as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     (b) The Borrower will keep each of its property and assets free of any Lien imposed pursuant to Environmental Laws which could reasonably be expected to have a Material Adverse Effect and is not the subject of a Contest, and will pay or cause to be paid when due any and all costs necessary to accomplish the foregoing, including, without limitation, the cost of identifying the nature and extent of the presence of any such Materials of Environmental Concern on any real property owned or leased by the Borrower, and the cost of delineation, removal, treatment and disposal of any such Materials of Environmental Concern.
     Section 5.5 Existence, Etc.. The Borrower will preserve and maintain its corporate existence, and all material rights and material franchises, and cause each of its Significant Subsidiaries to preserve and maintain its material rights and material franchises except as permitted under Section 6.1; provided that neither the Borrower nor any of its Subsidiaries shall be required to maintain any such rights or franchises, the maintenance of which is determined by it in good faith not to be in its best interest in the conduct of business.
     Section 5.6 Insurance. The Borrower will maintain or cause to be maintained with financially sound and reputable insurers, insurance with respect to its properties and business, and the properties and business of its Significant Subsidiaries, against loss or damages of the kinds customarily insured against by reputable companies in the same or similar businesses, such insurance to be of such types and in such amounts (with such deductible amounts or other forms of self-insurance) as is customary for such companies under similar circumstances.
     Section 5.7 Maintenance of Property. The Borrower will keep, and cause each of its Significant Subsidiaries to keep, all property necessary to their respective businesses in good working order and condition (ordinary wear and tear excepted); provided that neither the Borrower nor any of its Subsidiaries shall be required to maintain any property, the maintenance of which is determined by it in good faith not to be in its best interest in the conduct of business.
     Section 5.8 Ownership of Subsidiaries. The Borrower shall own, directly or indirectly, at least 99% of the outstanding voting securities of each of the Guarantors.
     Section 5.9 Repayment of Existing Clarion Facility. The Borrower shall immediately repay all outstanding principal and interest under the Existing Clarion Facility out of the proceeds of the initial Tranche A Loan Borrowing, and the Borrower shall promptly provide the Administrative Agent evidence in a form reasonably acceptable to the Administrative Agent that such facility has been terminated and any security provided in respect thereof has been released.
     Section 5.10 New Subsidiaries. The Borrower shall promptly cause (a) any new Subsidiary, with the exception of ProjectCo and its Subsidiaries, which is acquired using the proceeds of any Loans to execute (i) a guaranty agreement in favor of the Collateral Agent and the Lenders in the form attached as Exhibit D-1, and (ii) a security agreement granting to the Collateral Agent a first priority, perfected security interest in all of such new Subsidiary’s assets in form and substance acceptable to the Collateral Agent (which, if such new Subsidiary is located in PNG, shall be in the form of Exhibit F), (b) the immediate parent of such new Subsidiary to execute in favor of the Collateral Agent a pledge agreement in the form attached as

Exhibit E, and (c) a joinder to this Agreement and the Collateral Agency Agreement in a form acceptable to the Administrative Agent.
     Section 5.11 Performance of LNG/NGL Project MOU. The parties to the LNG/NGL Project MOU shall faithfully and punctually perform their respective obligations under the LNG/NGL Project MOU.
     Section 5.12 IPL Security Documents and SPI Pledge Agreement. Promptly after the Effective Date, the Borrower will lodge requests for approval of the IPL Security Documents and the SPI Pledge Agreement with the Bank of Papua New Guinea (“Bank of PNG”) pursuant to the Central Banking (Foreign Exchange and Gold) Regulation. Thereafter, the Borrower will use good faith efforts to obtain the approval of the IPL Security Documents and the SPI Pledge Agreement from the Bank of PNG and will notify the Administrative Agent in writing at least fortnightly of the progress of obtaining such approval. Within 180 Days after the Effective Date, the Borrower will cause the IPL Security Documents and the SPI Pledge Agreement to be executed, duly registered (with all applicable stamp taxes and other registration fees duly paid), and delivered, together with applicable officers certificates and opinions of counsel concerning such documents as would be required hereunder if such documents had been executed on the Effective Date, to the Administrative Agent.
ARTICLE 6
NEGATIVE COVENANTS
     The Borrower covenants and agrees that, so long as any Lender has any Commitment hereunder or any Obligation remains unpaid, unless otherwise agreed by the Required Lenders:
     Section 6.1 Restriction on Fundamental Changes.
     (a) The Borrower will not enter into any merger or consolidation, liquidate, wind-up or dissolve (or suffer any liquidation or dissolution), discontinue substantially all of its business or convey, lease, sell, transfer or otherwise dispose of, in one transaction or series of transactions, all or substantially all of its business or property; provided that the Borrower may effect such a merger, consolidation or sale (a “Permitted Transaction”) so long as after giving effect to such transaction, (x) no Default shall exist, (y) the surviving entity or purchaser, if other than the Borrower, assumes, pursuant to the terms of such transaction, each of the obligations of the Borrower under the Loan Documents and (z) such assumption is expressly evidenced by an agreement executed and delivered to the Lenders within 30 Days of such transaction in a form reasonably satisfactory to the Administrative Agent. Without limiting the generality of the foregoing, the transfer of more than 50% of the Borrower’s Consolidated Net Tangible Assets shall be deemed, for the purposes of this Section 6.1(a), a transfer of all or substantially all of the assets of the Borrower.
     (b) No transaction permitted by this Section 6.1 shall result in a discharge or novation of the Borrower under the Loan Documents. The Administrative Agent may require as a condition to any transaction permitted by this Section 6.1 evidence (including legal opinions) reasonably satisfactory to the Administrative Agent establishing satisfaction of the conditions set forth in this Section 6.1.
     Section 6.2 Transactions with Affiliates. Except as set forth on Schedule 6.2, neither the Borrower nor any Subsidiary will enter into any transaction or series of related transactions, whether or not in the ordinary course of business, with any Affiliate (other than in any such Affiliate’s capacity as a director or executive officer of the Borrower) on terms that are less favorable to the Borrower than those terms that could be obtained in a comparable arms-length transaction at the time from a Person who is not an Affiliate, in each case excluding transactions among the Borrower and its Subsidiaries.
     Section 6.3 Indebtedness. Neither the Borrower, the Guarantors nor any Significant Subsidiary shall create, assume, incur, or otherwise become or remain directly or indirectly obligated in respect of, or permit to be outstanding, any Indebtedness, except Permitted Indebtedness.
     Section 6.4 Liens. Neither the Borrower nor any Significant Subsidiary will create, incur, assume or suffer to exist, directly or indirectly, any Lien on any of its assets now owned or hereinafter acquired, except Permitted Liens.
     Section 6.5 Use of Proceeds; Margin Regulations. The Borrower shall not use the proceeds of any Loan in a manner that will violate or be inconsistent with the provisions of any law or regulation, including without limitation, Regulations T, U or X.
     Section 6.6 Environmental Matters. The Borrower shall not violate any Environmental Law, except for such violations which could not reasonably be expected to have a Material Adverse Effect.
     Section 6.7 Leverage Ratio. Adjusted Consolidated Debt will at no time exceed 75% of the sum of Adjusted Consolidated Debt and Consolidated Net Worth.
     Section 6.8 Fixed Charge Coverage Ratio. The Fixed Charge Coverage Ratio, calculated as of the end of each Fiscal Quarter set forth below (each, a “Measurement Date”) for the period set forth below (each, a “Measurement Period”) shall not be less than the ratio set forth below for the periods specified:

Measurement Date	Measurement Period	Minimum Ratio
December 31, 2006	Quarter then ended	1.10:1.00

March 31, 2007	Two quarters then ended	1.20:1.00

June 30, 2007	Three quarters then ended	1.30:1.00

September 30, 2007, and each Fiscal Quarter thereafter	Four quarters then ended	1.40:1.00

     Section 6.9 S.P.I. Distribution Limited Accounts. The Borrower shall not permit S.P.I. Distribution Limited to establish or maintain any bank or investment accounts of any kind without the prior written consent of the Administrative Agent.
ARTICLE 7
LNG/NGL PROJECT PARTICIPATION
     Section 7.1 LNG/NGL Project MOU. In consideration of making the Loans available at the Applicable Interest Rate, each Lender shall have the right to become a party to a memorandum of agreement or similar contract (the “LNG/NGL Project MOU”), a form of which is attached as Exhibit G, to be executed by and among the Borrower and the applicable Lenders or their Affiliates on or prior to the Effective Date, which LNG/NGL Project MOU shall outline the terms under which the parties thereto shall have the right to participate in any LNG/NGL Project in Papua New Guinea (the “LNG/NGL Project”) that the Borrower or any of its Affiliates obtains the right to develop from the Government of Papua New Guinea (the “PNG Government”).
     Section 7.2 Definitive LNG/NGL Project Agreement. Pursuant to the LNG/NGL Project MOU, the Borrower and the Lender parties or Affiliates thereto shall promptly negotiate a joint venture agreement/project development agreement (the “Definitive LNG/NGL Project Agreement”) that will provide the definitive contractual terms and conditions under which the parties to the LNG/NGL Project MOU will undertake the formation of a new, special purpose joint venture project entity (“ProjectCo”) in order to pursue the LNG/NGL Project, and which contains the respective rights and obligations of the ProjectCo shareholders in connection with such matters as capital funding, equity issuances, corporate governance, share transfers, development budgeting, and other matters as may be mutually agreed. In the event the Definitive LNG/NGL Project Agreement is executed and delivered on or prior to the fourth Quarterly Payment Date, the Applicable Interest Rate shall be adjusted from and after such date in accordance with the definition of “Applicable Interest Rate” set forth in Section 1.1. In the event that the Borrower and the applicable Lenders that are parties to the LNG/NGL Project MOU fail to execute and deliver the Definitive LNG/NGL Project Agreement on or prior to the fourth Quarterly Payment Date, (a) the Applicable Interest Rate shall be increased to 10% from and after such fourth Quarterly Payment Date in accordance with the definition of “Applicable Interest Rate” set forth in Section 1.1, and (b) the LNG/NGL Project MOU shall immediately terminate without further action by any party thereto and the parties thereto shall have no further obligations thereunder.
ARTICLE 8
NOTICE OF AMENDMENTS AND WAIVERS
     Section 8.1 Solicitation of Lenders. The Borrower will not enter into any proposed amendment, modification or waiver of any affirmative or negative covenant or event of default contained in any Existing Committed Facility (including by way of replacement thereof) unless the Administrative Agent shall be informed thereof by the Borrower as soon as reasonably practicable, but in no event after the execution and delivery of such amendment, modification or waiver; and notwithstanding the foregoing, the Borrower will not enter into any proposed Commitment Increase (other than a Permitted Commitment Increase) in any Existing Committed

Facility without the prior written consent of the Administrative Agent, which it shall be at liberty to withhold in its sole discretion.
ARTICLE 9
EVENTS OF DEFAULT; REMEDIES
     Section 9.1 Events of Default. Each of the following events, acts, occurrences or conditions shall constitute an Event of Default under this Agreement, regardless of whether such event, act, occurrence or condition is voluntary or involuntary or results from the operation of Law or pursuant to or as a result of compliance by any Person with any judgment, decree, order, rule or regulation of any Governmental Authority:
     (a) Failure to Make Payments. The Borrower shall (i) default in the payment when due of any principal on the Loans or (ii) default in the payment when due of any interest or fees hereunder for a period of five Business Days after such interest or fees are due and payable.
     (b) Breach of Representation or Warranty. Any representation or warranty made in any Loan Document or in any certificate or statement delivered pursuant thereto shall prove to be false or misleading in any material respect on the date as of which made or deemed made.
     (c) Breach of Covenants. (i) The Borrower shall fail to perform or observe any covenant or obligation arising under Section 5.9, 5.12, 6.1, 6.3, 6.5, 6.7, 6.8, or any Loan Document shall cease to be in full force and effect and enforceable against the parties thereto in accordance with its terms, or (ii) the Borrower, the Guarantors shall fail to perform or observe any other covenant or obligation arising under this Agreement or under any other Loan Document and, in the case of this sub-clause (ii), such failure shall continue for a period of 30 Days.
     (d) Default Under Other Agreements. The Borrower or any Subsidiary shall default in the payment when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) of any amount owing in respect of principal or interest (subject, in the case of interest, to any applicable grace period) in respect of any Material Financial Obligation, including the Existing Revolver Facility and the Existing OPIC Facility; or the Borrower or any Subsidiary shall default in the performance or observance of any other obligation or condition with respect to any Material Financial Obligation or any other event shall occur or condition exist, if, as a result, such Material Financial Obligation has become or can then be declared to be due and payable prior to its stated maturity other than as a result of a regularly scheduled payment; provided however, that in each of the cases described in the foregoing provisions of this Section 9.1(d), the Borrower shall have an additional 10-Day period from and after the occurrence of such default to effect a cure of such default, unless (i) the applicable lender counterparty accelerates (or notifies the Borrower or such Subsidiary of its intention to accelerate) the repayment of indebtedness under such Material Financial Obligation, or (ii) the applicable lender counterparty makes a demand against the Borrower for payment under any guaranty securing, in whole or in part, such Material Financial Obligation, in either of such cases such additional 10-Day cure period (or any remaining portion of such 10-Day cure period) shall no longer apply.
     (e) Bankruptcy, Etc. Any Event of Bankruptcy shall occur with respect to the Borrower or any Significant Subsidiary.
     (f) Dissolution. Any order, judgment, or decree shall be entered against the Borrower or any Significant Subsidiary decreeing its involuntary dissolution or split up and such order shall remain undischarged and unstayed for a period in excess of 30 Days; or the Borrower shall otherwise dissolve or cease to exist (except as permitted by Section 6.1).
     (g) Judgments. Any judgment or decree shall be entered by a court or courts of competent jurisdiction against the Borrower or any Significant Subsidiary and such judgment or decree (i) shall be in an amount greater than or equal to $5,000,000 and (ii) has not been discharged, bonded, or vacated within 30 Days from entry.
     (h) Change of Control. A Change of Control shall occur.
     Section 9.2 Rights and Remedies.
     (a) Upon the occurrence of any Event of Default described in Section 9.1(e), the Commitments shall automatically and immediately terminate and the unpaid principal amount of and any and all accrued interest on the Loans and any and all accrued fees and other Obligations shall automatically become immediately due and payable, with all additional interest from time to time accrued thereon and without presentation, demand, or protest or other requirements of any kind (including, without limitation, diligence, presentment, notice of intent to demand or accelerate and notice of acceleration), all of which are hereby expressly waived by the Borrower, and the obligation of each Lender to make any Loan hereunder shall thereupon terminate.
     (b) Upon the occurrence and during the continuance of any Event of Default (other than an Event of Default described in Section 9.1(e)), the Administrative Agent shall at the request of the Required Lenders, by notice to the Borrower (i) declare that the Commitments are terminated, whereupon the Commitments and the obligation of each Lender to make any Loan hereunder shall immediately terminate, and (ii) declare the unpaid principal amount of and any and all accrued and unpaid fees and other Obligations to be, and the same shall thereupon be, immediately due and payable with all additional interest from time to time accrued thereon and without presentation, demand, or protest or other requirements of any kind (including, without limitation, diligence, presentment, notice of intent to demand or accelerate and notice of acceleration), all of which are hereby expressly waived by the Borrower.
     Section 9.3 Additional Rights and Remedies. In addition to the rights and remedies set forth in Section 9.2, in the event that (a) an Event of Default has occurred pursuant to Section 9.1(c), or (b) in the event that the Borrower shall not have sufficient unrestricted funds available to repay the Loans in full at least 60 Days prior to the Maturity Date, if requested by the Majority Lenders, the Administrative Agent shall promptly notify Merrill Lynch, who shall have the right

(but not the obligation) to require the Borrower to undertake an Approved Private Offering or an Approved Public Offering, at the Borrower’s election, in order to generate sufficient funds to repay all outstanding Obligations. Any exercise of the right granted to Merrill Lynch in the previous sentence does not constitute an election of remedies, and in the event the Approved Private Offering or Approved Public Offering, as applicable, is not consummated, then the Lenders will have the continuing right to exercise any of the other remedies available to the Lenders in this Article 9. In any contemplated transaction, the terms and conditions of the Engagement Letter shall control. For the purposes of this Section 9.3, the term “Approved Private Offering” means the offering in the U.S. or Canadian securities markets (as determined by Merrill Lynch after consultation with the Borrower) of shares or any convertible securities or other rights to acquire shares, for cash through an investment bank acting as initial purchaser (in the case of a U.S. offering exempt from registration under Rule 144A of the Securities Act) or using an investment bank as placement agent (in the case of a U.S offering exempt from registration under Section 4(2) of the Securities Act or Regulation D promulgated thereunder), and anticipated in good faith to raise at least the amount of the then-outstanding Obligations; and the term “Approved Public Offering” means the firm commitment underwritten public offering in the U.S. or Canadian securities markets (as determined by Merrill Lynch after consultation with the Borrower) pursuant to a Registration Statement that became effective after the date hereof covering the offer and sale of shares for the account of the Borrower to the public with an anticipated aggregate offering price (before any underwriting discounts and commissions) anticipated in good faith to be at least the amount of the then-outstanding Obligations.
ARTICLE 10
THE AGENTS
     Section 10.1 Appointment and Authorization. Each Lender irrevocably appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers under this Agreement and the Notes as are delegated to the Administrative Agent by the terms hereof or thereof, together with all such powers as are reasonably incidental thereto.
     Section 10.2 Administrative Agent and Affiliates. The party serving as Administrative Agent hereunder shall have the same rights and powers under this Agreement as any other Lender and may exercise or refrain from exercising the same as though it were not the Administrative Agent, and such Lender and its Affiliates may accept deposits from, lend money to, and generally engage in any kind of business with the Borrower or any Subsidiary or Affiliate of the Borrower as if it were not the Administrative Agent.
     Section 10.3 Action by Administrative Agent. The obligations of the Administrative Agent hereunder are only those expressly set forth herein. Without limiting the generality of the foregoing, the Administrative Agent shall not be required to take any action with respect to any Default, except as expressly provided in Article 9.
     Section 10.4 Consultation with Experts. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

     Section 10.5 Liability of Administrative Agent. Neither the Administrative Agent nor any of its affiliates nor any of their respective directors, officers, agents or employees shall be liable for any action taken or not taken by it in connection herewith (a) with the consent or at the request of the Required Lenders (or such different number of Lenders as any provision hereof expressly requires for such consent or request) or (b) in the absence of its own gross negligence or willful misconduct. Neither the Administrative Agent nor any of its Affiliates nor any of their respective directors, officers, agents or employees shall be responsible for or have any duty to ascertain, inquire into or verify (1) any statement, warranty or representation made in connection with this Agreement or any borrowing hereunder; (2) the performance or observance of any of the covenants or agreements of the Borrower; (3) the satisfaction of any condition specified in Article 3, except receipt of items required to be delivered to the Administrative Agent; or (4) the validity, effectiveness or genuineness of this Agreement, the Notes or any other instrument or writing furnished in connection herewith. The Administrative Agent shall not incur any liability by acting in reliance upon any notice, consent, certificate, statement or other writing (which may be a Lender wire, telex, facsimile or similar writing) believed by it to be genuine or to be signed by the proper party or parties. Without limiting the generality of the foregoing, the use of the term “agent” in this Agreement with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law. Instead, such term is used merely as a matter of market custom and is intended to create or reflect only an administrative relationship between independent contracting parties.
     Section 10.6 Indemnification. Each Lender shall, ratably in accordance with its Commitment, indemnify the Administrative Agent, its affiliates and their respective directors, officers, agents and employees (to the extent not reimbursed by the Borrower) against any cost, expense (including counsel fees and disbursements), claim, demand, action, loss or liability (except such as result from such indemnitees’ gross negligence or willful misconduct) that such indemnitees may suffer or incur in connection with this Agreement or any action taken or omitted by such indemnitees hereunder.
     Section 10.7 Credit Decision. Each Lender acknowledges that it has, independently and without reliance upon any Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon any Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking any action under this Agreement.
     Section 10.8 Successor Administrative Agent. The Administrative Agent may resign at any time by giving notice thereof to the Lenders and the Borrower. Upon any such resignation, the Required Lenders shall have the right to appoint a successor Administrative Agent. If no successor Administrative Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 Days after the retiring Administrative Agent gives notice of resignation, then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent, which shall be a commercial Lender or other financial institution organized or licensed under the Laws of the United States or of any State thereof and having a combined capital and surplus of at least $100,000,000. Upon the acceptance of its appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder. After any retiring Administrative Agent resigns as Administrative Agent hereunder, the provisions of this Article shall inure to its benefit as to actions taken or omitted to be taken by it while it was Administrative Agent.
     Section 10.9 Agents/Fees. The Borrower shall pay to each Agent for its own account fees in the amounts and at the times previously agreed upon by the Borrower and such Agent.
     Section 10.10 Other Agents. Nothing in this Agreement shall impose upon any Agent other than the Administrative Agent, in such capacity, any duty or responsibility whatsoever.
ARTICLE 11
CHANGE IN CIRCUMSTANCES
     Section 11.1 Increased Cost and Reduced Return.
     (a) If on or after the date hereof, the adoption of any applicable Law, rule or regulation, or any change in any applicable Law, rule or regulation, or any change in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender (or its Applicable Lending Office) with any request or directive (whether or not having the force of Law) of any such authority, central Lender or comparable agency shall impose, modify or deem applicable any reserve (including, without limitation, any such requirement imposed by the Board of Governors of the Federal Reserve System), special deposit, insurance assessment or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender (or its Applicable Lending Office), and the result of any of the foregoing is to increase the cost to such Lender (or its Applicable Lending Office) of making or maintaining any Loan, or to reduce the amount of any sum received or receivable by such Lender (or its Applicable Lending Office) under this Agreement or under its Note with respect thereto, by an amount deemed by such Lender to be material, then, within 15 Days after demand by such Lender (with a copy to the Administrative Agent), the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender for such increased cost or reduction.
     (b) If any Lender shall have determined that, after the date hereof, the adoption of any applicable Law, rule or regulation regarding capital adequacy, or any change in any such Law, rule or regulation, or any change in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or any request or directive regarding capital adequacy (whether or not having the force of Law) of any such authority, central Lender or comparable agency, has or would have the effect of reducing the rate of return on capital of such Lender as a consequence of such Lender’s obligations hereunder to a level below that which such Lender could have achieved but for such adoption, change, request or directive (taking into consideration its policies with respect to capital adequacy) by an amount deemed by such Lender to be material, then from time to time, within 15 Days after demand by such Lender (with a copy to the Administrative Agent), the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender for such reduction.
     (c) Each Lender will promptly notify the Borrower and the Administrative Agent of any event of which it has knowledge, occurring after the date hereof, which will entitle such Lender to compensation pursuant to this Section and will designate a different Lending Office if such designation will avoid the need for, or reduce the amount of, such compensation and will not, in the judgment of such Lender, be otherwise disadvantageous to such Lender. A certificate of any Lender claiming compensation under this Section and setting forth the additional amount or amounts to be paid to it hereunder shall be conclusive in the absence of manifest error. In determining such amount, such Lender may use any reasonable averaging and attribution methods.
Section 11.2 Taxes.
          (a) For the purposes of this Section, the following terms have the following meanings:
     (i) “Taxes” means any and all present or future taxes, duties, levies, imposts, deductions, charges or withholdings with respect to any payment by the Borrower pursuant to this Agreement or under any Note, and all liabilities with respect thereto, excluding (i) in the case of each Lender and Agent, taxes imposed on its income, and franchise or similar taxes imposed on it, by a jurisdiction under the Laws of which such Lender or Agent (as the case may be) is organized or in which its principal executive office is located or, in the case of each Lender, in which its Applicable Lending Office is located and (ii) in the case of each Lender, any United States withholding tax imposed on such payment at a rate up to (but not exceeding) the rate at which United States withholding tax would have been imposed on such a payment to such Lender under the Laws and treaties in effect when such Lender first became a party to this Agreement.
     (ii) “Other Taxes” means any present or future stamp or documentary taxes and any other excise or property taxes, or similar charges or levies, which arise from any payment made pursuant to this Agreement or under any Note or from the execution or delivery of, or otherwise with respect to, this Agreement or any Note.
     (b) All payments by the Borrower to or for the account of any Lender or Agent hereunder or under any Note shall be made without deduction for any Taxes or Other Taxes; provided that, if the Borrower shall be required by Law to deduct any Taxes or Other Taxes from any such payment, (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) such Lender or Agent (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions, (iii) the Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable Law and (iv) the Borrower shall furnish to the Administrative Agent, at its address referred to in Section 12.1, the original or a certified copy of a receipt evidencing payment thereof.
     (c) The Borrower agrees to indemnify each Lender and Agent for the full amount of Taxes and Other Taxes (including, without limitation, any Taxes or Other Taxes imposed or asserted by any jurisdiction on amounts payable under this Section) paid by such Lender or Agent (as the case may be) and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto. This indemnification shall be paid within 15 Days after such Lender or Agent (as the case may be) makes demand therefor.
     (d) Each Lender organized under the Laws of a jurisdiction outside the United States, before it signs and delivers this Agreement in the case of each Lender listed on the signature pages hereof and before it becomes a Lender in the case of each other Lender, and from time to time thereafter if requested in writing by the Borrower (but only so long as such Lender remains lawfully able to do so), shall provide the Borrower and the Administrative Agent with Internal Revenue Service form W-8BEN or W-8ECI, as appropriate, or any successor form prescribed by the Internal Revenue Service, certifying that such Lender is entitled to benefits under an income tax treaty to which the United States is a party which exempts the Lender from United States withholding tax or reduces the rate of withholding tax on payments of interest for the account of such Lender or certifying that the income receivable pursuant to this Agreement is effectively connected with the conduct of a trade or business in the United States.
     (e) For any period with respect to which a Lender has failed to provide the Borrower or the Administrative Agent with the appropriate form pursuant to Section 11.2(d) (unless such failure is due to a change in treaty, Law or regulation occurring after the date on which such form originally was required to be provided), such Lender shall not be entitled to indemnification under Sections 12.3(a) or 12.3(b) with respect to Taxes imposed by the United States; provided that if a Lender, which is otherwise exempt from or subject to a reduced rate of withholding tax, becomes subject to Taxes because of its failure to deliver a form required hereunder, the Borrower shall take such steps as such Lender shall reasonably request to assist such Lender to recover such Taxes.
     (f) If the Borrower is required to pay additional amounts to or for the account of any Lender pursuant to this Section, then such Lender will change the jurisdiction of its Applicable Lending Office if, in the judgment of such Lender, such change (i) will eliminate or reduce any such additional payment which may thereafter accrue and (ii) is not otherwise disadvantageous to such Lender.
ARTICLE 12
MISCELLANEOUS
     Section 12.1 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including Lender wire, telex, facsimile or similar writing) and shall be given to such party: (a) in the case of the Borrower, any of the Guarantors or the Administrative Agent, at its address, facsimile number or telex number set forth on the signature pages hereof, (b) in the case of any Lender, at its address, facsimile number or telex number set forth in its Administrative Questionnaire or (c) in the case of any party, at such other address, facsimile number or telex number as such party may hereafter specify for the purpose by notice to the Administrative Agent and the Borrower. Each such notice, request or other communication shall be effective (i) if given by telex, when such telex is transmitted to the telex number referred to in this Section and the appropriate answerback is received, (ii) if given by facsimile, when transmitted to the facsimile number referred to in this Section and confirmation of receipt is received, (iii) if given by mail, 72 hours after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid or (iv) if given by any other means, when delivered at the address referred to in this Section; provided that notices to the Administrative Agent under Article 2 or Article 11 shall not be effective until received.
     Section 12.2 No Waivers. No failure or delay by any Agent or any Lender in exercising any right, power or privilege hereunder or under any Note shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.
     Section 12.3 Expenses; Indemnification.
     (a) The Borrower shall pay (i) all reasonable out-of-pocket expenses of the Administrative Agent, including reasonable fees and disbursements of special counsel for the Administrative Agent, in connection with the preparation and administration of this Agreement, any waiver or consent hereunder or any amendment hereof or any Default or alleged Default hereunder and (ii) if an Event of Default occurs, all reasonable out-of-pocket expenses incurred by the Administrative Agent and each Lender, including the reasonable fees and disbursements of counsel, in connection with such Event of Default and collection, Bankruptcy, insolvency and other enforcement proceedings resulting therefrom.
     (b) The Borrower agrees to indemnify each Agent and Lender, their respective affiliates and the respective directors, officers, agents and employees of the foregoing (each an “Indemnitee”) and hold each Indemnitee harmless from and against any and all liabilities, losses, damages, costs and expenses of any kind, including, without limitation, the reasonable fees and disbursements of counsel, which may be incurred by such Indemnitee in connection with any investigative, administrative or judicial proceeding (whether or not such Indemnitee shall be designated a party thereto) brought or threatened relating to or arising out of this Agreement or any actual or proposed use of proceeds of Loans hereunder; provided that no Indemnitee shall have the right to be indemnified hereunder for such Indemnitee’s (i) own gross negligence or willful misconduct or (ii) default in the performance of its own express contractual duties to the Borrower, in each case as determined by a court of competent jurisdiction.
     Section 12.4 Sharing of Set-offs. Each Lender agrees that if it shall, by exercising any right of set-off or counterclaim or otherwise, receive payment of a proportion of the aggregate amount of principal and interest then due with respect to any Note held by it which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest then due with respect to any Note held by such other Lender, the Lender receiving such proportionately greater payment shall purchase such participations in the Notes held by the other Lenders, and such other adjustments shall be made, as may be required so that all such payments of principal and interest with respect to the Notes held by the Lenders shall be shared by the Lenders pro rata; provided that nothing in this Section shall impair the right of any Lender to exercise any right of set-off or counterclaim it may have and to apply the amount subject to such exercise to the payment of indebtedness of the Borrower other than its indebtedness hereunder. The Borrower agrees, to the fullest extent it may effectively do so under applicable Law, that any holder of a participation in a Note, whether or not acquired pursuant to the foregoing arrangements, may exercise rights of set-off or counterclaim and other rights with respect to such participation as fully as if such holder of a participation were a direct creditor of the Borrower in the amount of such participation.
     Section 12.5 Amendments and Waivers. Any provision of this Agreement or the Notes may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the Borrower and the Required Lenders (and, if the rights or duties of any Agent are affected thereby, by such Agent); provided that no such amendment or waiver shall, unless signed by all the Lenders, (i) increase or decrease the Commitment of any Lender (except for a ratable decrease in the Commitments of all Lenders) or subject any Lender to any additional obligation, (ii) reduce the principal of or rate of interest on any Loan or any interest thereon or any fees hereunder, (iii) postpone the date fixed for any scheduled payment (but not any prepayment) of principal of or interest on any Loan or interest thereon or any fees hereunder or for the termination of any Commitment, (iv) change the definition of “Required Lenders” under Section 1.1 or (v) change the percentage of the Commitments or of the aggregate unpaid principal amount of the Notes, or the number of Lenders, which shall be required for the Lenders or any of them to take any action under this Section or any other provision of this Agreement.
     Section 12.6 Successors and Assigns.
     (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that the Borrower may not assign or otherwise transfer (other than pursuant to a Permitted Transaction) any of its rights under this Agreement without the prior written consent of all Lenders.
     (b) Any Lender may at any time grant to one or more Lenders or other institutions (each a “Participant”) participating interests in its Commitment or any or all of its Loans. If a Lender grants any such participating interest to a Participant, whether or not upon notice to the Borrower and the Administrative Agent, such Lender shall remain responsible for the performance of its obligations hereunder, and the Borrower and the Administrative Agent shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement pursuant to which any Lender may grant such a participating interest shall provide that such Lender shall retain the sole right and responsibility to enforce the Borrower’s obligations hereunder including, without limitation, the right to approve any amendment, modification or waiver of any provision of this Agreement; provided that such participation agreement may provide that such Lender will not agree to any modification, amendment or waiver of this Agreement described in clause (i), (ii) or (iii) of Section 12.5 without the consent of the Participant. The Borrower agrees that each Participant shall, to the extent provided in its participation agreement, be entitled to the benefits of Article 11 with respect to its participating interest. An assignment or other transfer which is not permitted by Section 12.6(c) or Section 12.6(d) below shall be given effect for purposes of this Agreement only to the extent of a participating interest granted in accordance with this subsection.
     (c) Any Lender may at any time assign to one or more Lenders or other institutions (each an “Assignee”) all, or a proportionate part (equivalent to an initial Commitment of not less than $10,000,000) of all, of its rights and obligations under this Agreement and the Notes, and such Assignee shall assume such rights and obligations, pursuant to an Assignment and Assumption Agreement in substantially the form of Exhibit B hereto signed by such Assignee and such transferor Lender, with (and subject to) the subscribed consent of the Borrower, which shall not be unreasonably withheld, and the Administrative Agent; provided that (i) if an Assignee is an affiliate of such transferor Lender or was a Lender immediately before such assignment, no such consent of the Borrower or the Administrative Agent shall be required and (ii) if an Event of Default has occurred and is continuing, no such consent of the Borrower shall be required. When such instrument has been signed and delivered by the parties thereto and such Assignee has paid to such transferor Lender the purchase price agreed between such transferor Lender and such Assignee, such Assignee shall be a Lender party to this Agreement and shall have all the rights and obligations of a Lender with a Commitment as set forth in such instrument of assumption, and the transferor Lender shall be released from its obligations hereunder to a corresponding extent, and no further consent or action by any party shall be required. Upon the consummation of any assignment pursuant to this subsection, the transferor Lender, the Administrative Agent and the Borrower shall make appropriate arrangements so that, if required, a new Note is issued to the Assignee. In connection with any such assignment, the transferor Lender shall pay to the Administrative Agent an administrative fee for processing such assignment in the amount of $3,500. If the Assignee is not incorporated under the Laws of the United States or a state thereof, it shall deliver to the Borrower and the Agent certification as to exemption from deduction or withholding of any United States federal income taxes in accordance with Section 11.2.
     (d) Any Lender may at any time assign all or any portion of its rights under this Agreement and its Note to a Federal Reserve Lender. No such assignment shall release the transferor Lender from its obligations hereunder.
     (e) No Assignee, Participant or other transferee of any Lender’s rights shall be entitled to receive any greater payment under Section 11.1 than such Lender would have been entitled to receive with respect to the rights transferred, unless such transfer is made with the Borrower’s prior written consent or by reason of the provisions of Section 11.1 or Section 12.2 requiring such Lender to designate a different Applicable Lending Office under certain circumstances or at a time when the circumstances giving rise to such greater payment did not exist.
     (f) Notwithstanding anything contained in this Section 12.6, the parties hereto acknowledge and agree that for purposes of this Agreement Clarion Finanz may act through its nominee Pacific LNG Operations Ltd.
     Section 12.7 Collateral. Each of the Lenders represents to each Agent and each of the other Lenders that it in good faith is not relying upon any Margin Stock as collateral in the extension or maintenance of the credit provided for in this Agreement.
     Section 12.8 Governing Law; Submission to Jurisdiction. This Agreement and each Note shall be governed by and construed in accordance with the Laws of the State of New York. The Borrower hereby submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State court sitting in New York City for purposes of all legal proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. The Borrower irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.
     Section 12.9 Counterparts; Integration; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement constitutes the entire agreement and understanding among the parties hereto and supersedes any and all prior agreements and understandings, oral or written, relating to the subject matter hereof. This Agreement shall become effective when the Administrative Agent has received from each of the parties hereto a counterpart hereof signed by such party or facsimile or other written confirmation satisfactory to the Administrative Agent confirming that such party has signed a counterpart hereof.
     Section 12.10 WAIVER OF JURY TRIAL. EACH OF THE BORROWER, THE AGENTS AND THE LENDERS HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     Section 12.11 Usury Savings Clause. Notwithstanding any other provision herein, the aggregate interest rate charged with respect to any of the Obligations, including all charges or fees in connection therewith deemed in the nature of interest under applicable law shall not exceed the Highest Lawful Rate. If the rate of interest (determined without regard to the preceding sentence) under this Agreement at any time exceeds the Highest Lawful Rate, the outstanding amount of the Loans made hereunder shall bear interest at the Highest Lawful Rate until the total amount of interest due hereunder equals the amount of interest which would have been due hereunder if the stated rates of interest set forth in this Agreement had at all times been in effect. In addition, if when the Loans made hereunder are repaid in full the total interest due hereunder (taking into account the increase provided for above) is less than the total amount of interest which would have been due hereunder if the stated rates of interest set forth in this Agreement had at all times been in effect, then to the extent permitted by law, the Borrower shall pay to Administrative Agent an amount equal to the difference between the amount of interest paid and the amount of interest which would have been paid if the Highest Lawful Rate had at all times been in effect. Notwithstanding the foregoing, it is the intention of the Lenders and the Borrower to conform strictly to any applicable usury laws. Accordingly, if any Lender contracts for, charges, or receives any consideration which constitutes interest in excess of the Highest Lawful Rate, then any such excess shall be cancelled automatically and, if previously paid, shall at such Lender’s option be applied to the outstanding amount of the Loans made hereunder or be refunded to the Borrower.
[signatures on following pages]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the Day and year first above written.

INTEROIL CORPORATION, as Borrower

By:

Name:

Title:

Address:

[ ]
[ ]
[ ]

Facsimile: [ ]

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED,
as Co-Lead Arranger and Co-Bookrunner,

By:

Name:

Title:

Address:

[ ]
[ ]
[ ]

CLARION FINANZ AG,
as Lender, and as Co-Lead Arranger and Co-Bookrunner

By:

Name:

Title:

Address:

Gerbergasse 5
P.O. Box 7427
CH-8023 Zurich
Switzerland

Facsimile: +41-1-227-6010

MERRILL LYNCH CAPITAL CORPORATION,
as Lender, Administrative Agent and Collateral Agent

By:

Name:

Title:

Address:

[ ]
[ ]
[ ]

Facsimile: [ ]

COMMITMENT SCHEDULE
Tranche A Loans:

Name of Lender	Commitment
Merrill Lynch	$50,000,000
Clarion Finanz	$50,000,000
Total:	$100,000,000
Tranche B Loans:

Name of Lender	Commitment
Merrill Lynch	$20,000,000
Clarion Finanz	$10,000,000
Total:	$30,000,000

SCHEDULE 1.1
Significant Subsidiaries
S.P.I. Distribution Limited
InterOil Products Limited
SPI InterOil LDC
EP InterOil Limited
InterOil Limited

SCHEDULE 2.2(c)
USE OF PROCEEDS
Part 1

Tranche A Use of Funds (figures in US$millions)

Acquisition of Shell Assets and downstream working capital:	30.0
Repayment of Existing Clarion Facility:	23.5
Refinery Revamp works:	10.0
Midstream and downstream working capital:	20.0
Tranche A general corporate uses:	14.0
LNG/NGL Project Development Costs:	2.5

TOTAL:	100.00
SCHEDULE 2.2(c)
USE OF PROCEEDS
Part 2

Tranche B Use of Funds (figures in US$ millions)

LNG/NGL Project Development Costs:	22.5
Tranche B General Corporate Purposes:	7.5

TOTAL:	30.0

SCHEDULE 4.3
LITIGATION
1.	Ongoing arbitration between InterOil Limited and Clough Niugini Limited.

2.	Warranty dispute between InterOil Limited and Clough Niugini Limited.

3.	Incentive payment dispute between InterOil Corporation and Clough Niugini Limited.

SCHEDULE 4.7
GOVERNMENTAL APPROVALS
Approval of the Bank of Papua New Guinea pursuant to the Central Banking (Foreign Exchange and Gold) Regulation in order for InterOil Products Limited to enter into the IPL Guaranty Agreement and the IPL Security Agreement and for S.P.I. Distribution Limited to enter into the SPI Pledge Agreement.

SCHEDULE 6.2
TRANSACTIONS WITH AFFILIATES
1.	Petroleum Independent and Exploration Corporation, a company controlled by Mr. Mulacek, the Borrower’s Chief Executive Officer, was paid a management fee of $150,000, $150,410, and $150,000 during 2005, 2004 and 2003, respectively. This management fee relates to Petroleum Independent and Exploration Corporation being appointed the General Manager of S.P. InterOil, LDC. The Borrower will continue to pay this management fee to Petroleum Independent and Exploration Corporation.
2.	Breckland Limited (“Breckland”) provides technical and advisory services to the Borrower and its Subsidiaries on normal commercial terms. Roger Grundy, one of the Borrower’s directors, is also a director of Breckland and he provides consulting services to the Borrower and its Subsidiaries as an employee of Breckland. Breckland was paid $179,608, $120,426 and $131,250 during 2005, 2004 and 2003, respectively. The Borrower and its Subsidiaries anticipate that they will continue to retain Breckland for these technical and advisory services.

EXHIBIT A-1
Tranche A Loan Note

US$[ ]	New York, New York	May [ ], 2006
     For value received, INTEROIL CORPORATION, a Canadian corporation (the “Borrower”), promises to pay to the order of [                    ] (the “Lender”), for the account of its Applicable Lending Office, the unpaid principal amount of each Loan made by the Lender to the Borrower pursuant to the Loan Agreement referred to below on the maturity date provided for in the Loan Agreement. The Borrower promises to pay interest on the unpaid principal amount of each such Loan on the dates and at the rate or rates provided for in the Loan Agreement. All such payments of principal and interest shall be made in lawful money of the United States in Federal or other immediately available funds at the office of Merrill Lynch, [                                        ], New York, New York.
     All Loans made by the Lender, the respective types thereof and all repayments of the principal thereof shall be recorded by the Lender and, if the Lender so elects in connection with any transfer or enforcement hereof, appropriate notations to evidence the foregoing information with respect to each such Loan then outstanding may be endorsed by the Lender on the schedule attached hereto, or on a continuation of such schedule attached to and made a part hereof; provided that the failure of the Lender to make any such recordation or endorsement shall not affect the Borrower’s obligations hereunder or under the Loan Agreement.
     This note is one of the Tranche A Loan Notes referred to in the Credit Agreement dated as of May 4, 2006 among InterOil Corporation, the Lenders party thereto, Merrill Lynch, as Lender, Administrative Agent, Co-Lead Arranger, Co-Bookrunner and Collateral Agent, Clarion Finanz AG, as Lender and Co-Lead Arrranger and Co-Bookrunner (as the same may be amended from time to time, the “Loan Agreement”). Terms defined in the Loan Agreement are used herein with the same meanings. Reference is made to the Loan Agreement for provisions for the prepayment hereof and the acceleration of the maturity hereof.

INTEROIL CORPORATION

By:
Name:
Title:

Loans and Payments of Principal

	Amount	Type	Amount of
	of	of	Principal	Notation
Date	Loan	Loan	Repaid	Made By

EXHIBIT A-2
Tranche B Loan Note

US$[ ]	New York, New York	[ ], 2006
     For value received, INTEROIL CORPORATION, a Canadian corporation (the “Borrower”), promises to pay to the order of [                    ] (the “Lender”), for the account of its Applicable Lending Office, the unpaid principal amount of each Loan made by the Lender to the Borrower pursuant to the Loan Agreement referred to below on the maturity date provided for in the Loan Agreement. The Borrower promises to pay interest on the unpaid principal amount of each such Loan on the dates and at the rate or rates provided for in the Loan Agreement. All such payments of principal and interest shall be made in lawful money of the United States in Federal or other immediately available funds at the office of Merrill Lynch, [                                        ], New York, New York.
     All Loans made by the Lender, the respective types thereof and all repayments of the principal thereof shall be recorded by the Lender and, if the Lender so elects in connection with any transfer or enforcement hereof, appropriate notations to evidence the foregoing information with respect to each such Loan then outstanding may be endorsed by the Lender on the schedule attached hereto, or on a continuation of such schedule attached to and made a part hereof; provided that the failure of the Lender to make any such recordation or endorsement shall not affect the Borrower’s obligations hereunder or under the Loan Agreement.
     This note is one of the Tranche B Loan Notes referred to in the Credit Agreement dated as of May 4, 2006 among InterOil Corporation, the Lenders party thereto, Merrill Lynch, as Lender, Administrative Agent, Co-Lead Arranger, Co-Bookrunner and Collateral Agent, Clarion Finanz AG, as Lender and Co-Lead Arrranger and Co-Bookrunner (as the same may be amended from time to time, the “Loan Agreement”). Terms defined in the Loan Agreement are used herein with the same meanings. Reference is made to the Loan Agreement for provisions for the prepayment hereof and the acceleration of the maturity hereof.

INTEROIL CORPORATION

By:

Name:
Title:

Loans and Payments of Principal

	Amount	Type	Amount of
	of	of	Principal	Notation
Date	Loan	Loan	Repaid	Made By

EXHIBIT B
Form of Assignment and Assumption Agreement
ASSIGNMENT AND ASSUMPTION AGREEMENT
     THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (the “Agreement”) dated as of [                    ], 200[_] among [NAME OF ASSIGNOR] (the “Assignor”), [NAME OF ASSIGNEE] (the “Assignee”), INTEROIL CORPORATION (the “Borrower”) and MERRILL LYNCH CAPITAL CORPORATION, as Administrative Agent (the “Administrative Agent”).
     WHEREAS, this Assignment and Assumption Agreement (the “Agreement”) relates to the Credit Agreement dated as of May 4, 2006, among the Borrower, the Assignor and the other Lenders party thereto, as Lenders, and the Administrative Agent (as amended from time to time, the “Loan Agreement”);
     [WHEREAS, as provided under the Loan Agreement, the Assignor has a Commitment to make Loans to the Borrower in an aggregate principal amount at any time outstanding not to exceed $                    ; and]
     [WHEREAS, Loans made to the Borrower by the Assignor under the Loan Agreement in the aggregate principal amount of $                     are outstanding at the date hereof; and]
     WHEREAS, the Assignor proposes to assign to the Assignee all of the rights of the Assignor under the Loan Agreement in respect of a portion of its [Commitment] [Loans] thereunder in an amount equal to $                     (the “Assigned Amount”), and the Assignee proposes to accept assignment of such rights and assume the corresponding obligations from the Assignor on such terms;
     NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, the parties hereto agree as follows:
     SECTION 1. Definitions. All capitalized terms not otherwise defined herein have the respective meanings set forth in the Loan Agreement.
     SECTION 2. Assignment. The Assignor hereby assigns and sells to the Assignee all of the rights of the Assignor under the Loan Agreement to the extent of the Assigned Amount, and the Assignee hereby accepts such assignment from the Assignor and assumes all of the obligations of the Assignor under the Loan Agreement to the extent of the Assigned Amount. Upon the execution and delivery hereof by the Assignor, the Assignee, [the Borrower, and the Administrative Agent] and the payment of the amounts specified in Article 3 required to be paid on the date hereof [(i)] the Assignee shall, as of the date hereof, succeed to the rights and be obligated to perform the obligations of a Lender under the Loan Agreement with [a Commitment][outstanding Loans] in an amount equal to the Assigned Amount, [and (ii) the Commitment of the Assignor shall, as of the date hereof, be reduced by a like amount and] the Assignor released from its obligations under the Loan Agreement to the extent such obligations have been assumed by the Assignee. The assignment provided for herein shall be without recourse to the Assignor.
     SECTION 3. Payments. As consideration for the assignment and sale contemplated in Article 2 hereof, the Assignee shall pay to the Assignor on the date hereof in Federal funds the amount heretofore agreed between them. (1) It is understood that commitment and/or facility fees accrued before the date hereof are for the account of the Assignor and such fees accruing on and after the date hereof are for the account of the Assignee. Each of the Assignor and the Assignee agrees that if it receives any amount under the Loan Agreement which is for the account of the other party hereto, it shall receive the same for the account of such other party to the extent of such other party’s interest therein and promptly pay the same to such other party.
     SECTION 4. Consent of the [Borrower and the Administrative Agent]. This Agreement is conditioned upon the consent of [the Borrower and the Administrative Agent] pursuant to Section 12.06(c) of the Loan Agreement. The execution of this Agreement by such Persons is evidence of their consent. [Pursuant to Section 12.06(c), the Borrower agrees to execute and deliver a Note payable to the order of the Assignee to evidence the assignment and assumption provided for herein.]
     SECTION 5. Non-reliance on Assignor. The Assignor makes no representation or warranty in connection with, and shall have no responsibility with respect to, the solvency, financial condition, or statements of the Borrower, or the validity and enforceability of the Borrower’s obligations under the Loan Agreement or any Note. The Assignee acknowledges that it has, independently and without reliance on the Assignor, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement and will continue to be responsible for making its own independent appraisal of the business, affairs and financial condition of the Borrower.
     (1) Amount should combine principle together with accrued interest and breakage compensation, if any, to be paid by the Assignee, net of any portion of any upfront fee to be paid by the Assignor to the Assignee. It may be preferable in an appropriate case to specify these amounts generically or by formula rather than as a fixed sum.
     SECTION 6. Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York.
     SECTION 7. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized officers as of the date first above written.

[NAME OF ASSIGNOR]

By:

Name:

Title:

[NAME OF ASSIGNEE]

By:

Name:

Title:

INTEROIL CORPORATION

By:

Name:

Title:

MERRILL LYNCH CAPITAL CORPORATION,
as Administrative Agent

By:

Name:

Title:

EXHIBIT C
Form of Engagement Letter
[Letterhead of Merrill Lynch & Co.]
May 4, 2006
InterOil Corporation
Suite 2, Level 2
Orchid Plaza, 79-88 Abbott Street
Cairns, QLD 4870
Australia

Attention:	Mr. Phil E. Mulacek,
Chairman of the Board,
Chief Executive Officer and President
Dear Phil:
     1. Offering. Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of itself and its affiliate Merrill Lynch & Co. (collectively, “Merrill Lynch”), is pleased to have been granted the exclusive mandate to act as global coordinator, sole lead manager or placement agent, as appropriate, and sole book-runner in connection with any proposed Offering by InterOil Corporation (which together with any subsidiaries or affiliates is hereinafter referred to as the “Company”) during the term of this letter agreement, including without limitation, an offering initiated pursuant to Section 9.3 of that certain Credit Agreement, dated as of May 4, 2006 (the “ML-IOC Credit Agreement”) by and among InterOil Corporation, as Borrower, the Lenders party thereto, Merrill Lynch Capital Corporation, as Administrative Agent, Merrill Lynch Pierce, Fenner & Smith Incorporated and Clarion Finanz AG, as Co-Lead Arrangers and Co-Bookrunners, and Merrill Lynch Capital Corporation, as Collateral Agent. For the purposes of this letter agreement, the term “Offering” means the proposed issue, offer and sale by the Company of any of the following (whether individually or in combination, and whether in a single or multiple offerings): common shares, preferred shares, bonds, notes or similar instruments (collectively, the “Securities”), including an Offering whereby the existing owners and holders of equity interests in the Company are first offered the right to purchase or acquire such Securities on the same terms as those being used in connection with any Offering; provided however, that the term “Securities” shall not include any promissory notes made by the Company in connection with the refinancing of any of the Existing Committed Facilities (as such term is defined in the ML-IOC Credit Agreement) or any interests created in connection with the farm-in or farm-out of upstream oil and gas exploration properties or prospects. The particular form of Securities in any Offering, as well as the market(s) in which such Securities are issued, shall be determined by Merrill Lynch and the Company after joint consultation. For the purposes of clarification, this letter agreement does not constitute, and should not be construed as, an agreement or commitment by or on behalf of Merrill Lynch with respect to any Offering or otherwise to underwrite, sell or purchase any Securities or to enter into any other such transaction; it being agreed that Merrill Lynch may, in its sole judgment and discretion,

1

determine at any time not to proceed with any Offering. Any such agreement will be made only by the execution by Merrill Lynch of an underwriting, Securities purchase or other applicable type of agreement.
     Except as otherwise specifically provided in this letter agreement, no other entity or person will participate in any Offering as manager, placement agent or initial purchaser without the mutual agreement of Merrill Lynch and the Company, and the Company agrees that Merrill Lynch may form (in consultation with the Company) a syndicate of investment banks to act as co-managers or other participants in connection with any Offering. Notwithstanding the foregoing, Merrill Lynch agrees that Clarion Finanz AG (“Clarion Finanz”) may be afforded the right to act as co-manager and to otherwise participate with Merrill Lynch in connection with any Offering on terms whereby it receives a portion of any fee or underwriting discount (as applicable) that is designed to reflect its total participation in the Tranche A Loans and Tranche B Loans pursuant to the Credit Agreement, which as of the date of this letter agreement equals 46%; provided however, that in no event shall the fees or underwriting discounts to Merrill Lynch be less than 54% of the total fees or underwriting discounts applicable to such Offering.
     Notwithstanding the foregoing, at any time during the term of this letter agreement that an Event of Default (as defined in the Credit Agreement) has not occurred and/or is not continuing (and with respect to the period beginning 60 days prior to the Maturity Date (as defined in the Credit Agreement) in the event InterOil Corporation has sufficient unrestricted funds available to repay the Loans (as defined in the Credit Agreement) in full at the Maturity Date), the Company may present to Merrill Lynch in writing the general terms and conditions of a proposed Offering in which one or more third-parties (collectively, the “Third Party”) have expressed an interest to underwrite, sell or purchase any Securities of the Company (the “Proposed Offering”). If, within fifteen (15) Business Days of receipt of such proposal, Merrill Lynch notifies the Company in writing of its intention to act as global coordinator, sole lead manager or placement agent, as appropriate, and sole book-runner in connection with such Proposed Offering, then Merrill Lynch shall so act to the exclusion of such Third Party, and such Proposed Offering shall be deemed to be an Offering subject to and governed by the terms and conditions of this letter agreement. If, within fifteen (15) Business Days of receipt of such proposal, Merrill Lynch either fails to respond in writing or it notifies the Company in writing that it does not intend to act as global coordinator, sole lead manager or placement agent, as appropriate, and sole book-runner in connection with such Proposed Offering, the Company shall be free to retain such Third-Party to underwrite, sell or purchase any Securities on the terms and conditions set forth in the original written notification of such Proposed Offering. In the event of any material change in the terms and conditions of the Proposed Offering from and after the date of original written notification to Merrill Lynch up to the date of closing and funding of such Proposed Offering, such Proposed Offering, together with the subject amendment or modification, shall be re-offered to Merrill Lynch in writing as provided in this paragraph, and Merrill Lynch shall have another five (5) Business Days to notify the Company in writing whether it intends to act as global coordinator, sole lead manager or placement agent, as appropriate, and sole book-runner in connection with such Proposed Offering, as so amended or modified. The Company undertakes to ensure that its activities and conduct with any Third Party, the terms and conditions of any Proposed Offering, are consistent with Merrill Lynch’s rights under this letter agreement.

2

     2. Fees and Expenses. The Company shall pay to Merrill Lynch the following fees and expenses:
     (a) Fees / Underwriting Discounts. Upon the closing and funding of any Offering (excluding, however, any Proposed Offering which is timely and properly presented to Merrill Lynch but in which Merrill Lynch does not act as global coordinator, sole lead manager or placement agent, as appropriate, and sole book-runner), the Company shall pay, or cause to be paid, to Merrill Lynch fees or underwriting discounts, as applicable, (measured by a % of the gross proceeds received by the Company) in the amount in respect of such Offering as set forth in the Pricing Grid attached as Annex B. If, during the Term (as defined in Section 7) of this letter agreement, the Company or its affiliates shall effect any public offering or private placement of any debt or equity Securities, or Securities convertible or exchangeable for debt or equity Securities of the Company or any of its affiliates (excluding, however, any Proposed Offering which is timely and properly presented to Merrill Lynch but in which Merrill Lynch does not act as global coordinator, sole lead manager or placement agent, as appropriate, and sole book-runner), pursuant to an agreement in principle reached or entered into by the parties thereto during the term of this letter agreement (whether or not in writing or binding upon the parties thereto or subject to conditions precedent), Merrill Lynch shall be entitled to receive, and the Company agrees to pay or cause to be paid to Merrill Lynch, a fee upon the closing and funding of such transaction calculated in accordance with this Section 2(i) as if Merrill Lynch had underwritten or placed all of such Securities.
     (b) Reimbursement of Expenses. All costs and expenses associated with any Offering are for the account of the Company, whether or not any Offering is consummated. These expenses will include, but are not limited to, expenses relating to the preparations, printing and delivery of any offering materials and registration statement for any Offering, and trustee, depositary, fiscal agent, transfer agent or registrar’s fees, listing or filing fees, roadshow expenses, and the fees and expenses of accountants, rating agencies, and legal counsel to the Company and the managers. In addition to the fees, the Company agrees to reimburse Merrill Lynch, upon request made from time to time, for its reasonable expenses, whether or not any Offering is consummated. These expenses generally include travel costs, preparation, printing and delivery of any offering materials and registration statement for any Offering, any trustee, depositary, fiscal agent, transfer agent or registrar’s fees, listing or filing fees, roadshow expenses, and other customary expenses for this type of transaction, including the reasonable fees and disbursements of legal counsel.
     (c) Payments in U.S. Dollars. The Company will pay to Merrill Lynch the fees and expenses referred to in this letter agreement and any other amounts due hereunder in U.S. dollars in same day funds through a money transfer to an account to be designated in writing by Merrill Lynch. All fees and expenses payable hereunder are net of all applicable withholding and similar taxes.
     3. Information. The Company shall furnish, or arrange to have furnished to, Merrill Lynch, all information that is required to be disclosed in any registration statement, prospectus, offering memorandum or other offering materials, or is material in the context of any Offering and all financial and other information concerning the Company that Merrill Lynch

3

believes appropriate to its engagement (all such information so furnished being the “Information”). Merrill Lynch (a) will use and rely on the accuracy and completeness of the Information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch or publicly available without having any obligation to independently verify the same, (b) does not assume responsibility for the accuracy or completeness of the Information or such other information, and (c) with respect to any financial forecasts that may be furnished to or discussed with Merrill Lynch by the Company, will assume that they have been reasonably prepared and reflect the best then currently available estimates and judgment of the Company’s management. The Company will notify Merrill Lynch promptly if any information previously provided becomes inaccurate or is required to be updated.
     4. Indemnity. The Company agrees to the provisions with respect to the indemnification of Merrill Lynch and the other matters set forth in Annex A. Annex A is incorporated by reference in its entirety into this letter agreement.
     5. Independent Contractor. In its capacity hereunder, Merrill Lynch shall act as independent contractor, and any duties of Merrill Lynch arising out of its engagement pursuant to this letter agreement shall be owed solely to the Company.
     6. Public Announcements. Merrill Lynch may, after consummation of any Offering, at its option and expense, place an announcement in such newspapers, periodicals and electronic media as it may choose, stating that Merrill Lynch has acted as the global coordinator, sole lead manager or placement agent, as appropriate, and sole book-runner to the Company in connection with any Offering. The Company agrees that except as required by applicable law, any reference to Merrill Lynch or the fees payable to Merrill Lynch in any offering circular, registration statement or other disclosure document, or in any press release or other document or communication, is subject to prior approval by Merrill Lynch.
     7. Term and Termination. The appointment of Merrill Lynch hereunder may be terminated by at any time by Merrill Lynch upon written notice thereof to that effect, and by the Company at any time after the Loans advanced pursuant to the ML-IOC Credit Agreement shall have been indefeasibly paid in full by the Company (such period being hereinafter referred to as the “Term”) upon written notice to that effect to Merrill Lynch, it being understood that the provisions of Sections 2 (Fees and Expenses), 4 (Indemnity), 7 (Term and Termination), and 9 (Miscellaneous) shall survive termination of this agreement, without regard to which of the parties initiated such termination, or the reason (if any) therefor.
     8. Acknowledgements. Merrill Lynch is not, and does not hold itself out to be, an advisor as to legal, tax, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the risks, benefits and suitability of the transactions contemplated by this letter agreement, and Merrill Lynch shall have no responsibility or liability to the Company with respect thereto. The Company also acknowledges and agree that (a) each transaction contemplated hereby is and shall be an arm’s-length commercial transaction between the Company, on the one hand, and Merrill Lynch, on the other hand, (b) in connection with each such transaction and the process leading thereto Merrill Lynch

4

will act solely as a principal and not as agent (except as otherwise provided herein) or fiduciary of the Company or its stockholders, affiliates, creditors, employees or any other party, (c) Merrill Lynch will not assume an advisory or fiduciary responsibility in favor of the Company with respect to any of the transactions contemplated hereby or the process leading thereto (irrespective of whether Merrill Lynch has advised or is currently advising the Company on other matters) and Merrill Lynch will not have any obligation to the Company with respect to the transactions contemplated in this letter agreement except the obligations expressly set forth herein, and (d) Merrill Lynch may be engaged in a broad range of transactions that involve interests that differ from those of the Company.
     9. Miscellaneous.
     (a) No waiver, amendment or other modification of this letter agreement shall be effective unless in writing and signed by each party to be bound thereby. This letter agreement shall inure to the benefit of and be binding on the Company, Merrill Lynch and their respective successors.
     (b) In case any provision of this letter agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this letter agreement shall not in any way be affected or impaired thereby.
     (c) This letter agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York. All actions and proceedings arising out of or relating to this letter agreement shall be heard and determined in any New York state or federal court sitting in the Borough of Manhattan of the City of New York, to whose jurisdiction the Company hereby irrevocably submits. The Company hereby irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of all such actions and proceedings.
     (d) The Company also irrevocably consents to the service of any and all process in all such actions and proceedings by the mailing of copies of such process to the Company at InterOil Corporation, 25025 I-45 North, Suite 420, The Woodlands, Texas, 77380, Attention: General Counsel.
     (e) Each of Merrill Lynch and the Company (on its own behalf and, to the extent permitted by applicable law, on behalf of its shareholders) waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of this letter agreement.
     (f) Each party hereto waives to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, attachment (both before and after judgment) and execution to which it might otherwise be entitled in any action or proceeding in courts of any country or jurisdiction, relating in any way to this letter agreement or any Offering and agrees that it will not raise, claim or cause to be pleaded any such immunity at or in respect of any such action or proceeding.

5

     Please confirm that the foregoing correctly sets forth our agreement by signing and returning to Merrill Lynch the enclosed duplicate copy of this letter agreement.

Very truly yours, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
By:
Name:
Title:

Accepted and Agreed
to as of the date first
written above:

INTEROIL CORPORATION

By:

Name: Title:

6

ANNEX A
     The Company agrees to indemnify and hold harmless Merrill Lynch and its affiliates, and its and their respective directors, officers, employees, agents and controlling persons (Merrill Lynch and each such person being an “Indemnified Party”) from and against any and all losses, claims, damages and liabilities and expenses, joint or several, to which such Indemnified Party may become subject under any applicable federal, state or foreign law (including Canadian federal or provincial law) or otherwise, and related to, arising out of or in connection with (i) any untrue statement or alleged untrue statement of a material fact contained in any information (whether oral or written) or documents including without limitation, any Information or offering document, furnished or made available by the Company, directly or through Merrill Lynch or otherwise, to any prospective offeree or any of its representatives of Securities included in any Offering, or the omission or the alleged omission to state therein a material fact necessary in order to make the statements therein not misleading, in the light of the circumstances under which they were made (other than any information provided by Merrill Lynch to the Company), or (ii) any matters contemplated hereby or the engagement of Merrill Lynch pursuant to, and the performance by Merrill Lynch of the services contemplated by, this letter agreement, and will reimburse any Indemnified Party for all expenses (including counsel fees and expenses) as they are incurred by an Indemnified Party in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party and whether or not such claim, action or proceeding is initiated or brought by or on behalf of the Company. The Company will not be liable under clause (ii) above to the extent that any loss, claim, damage, liability or expense is found in a final judgment by a court of competent jurisdiction to have resulted from Merrill Lynch’s bad faith or gross negligence. No Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or its security holders or creditors related to, arising out of or in connection with, the engagement of Merrill Lynch pursuant to, or the performance by Merrill Lynch of the services contemplated by, this letter agreement except to the extent that any loss, claim, damage or liability is found in a final judgment by a court of competent jurisdiction to have resulted from Merrill Lynch’s bad faith or gross negligence.
     If the indemnification of an Indemnified Party provided for in this letter agreement is for any reason unavailable or insufficient to hold harmless an Indemnified Party, then the Company agrees to contribute to the aggregate amount of any losses, claims, damages, liabilities and expenses incurred by such Indemnified Party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand, and Merrill Lynch and any other underwriters, on the other hand, from any Offering (whether or not such Offering is consummated) or (ii) if (but only if) the allocation provided for in clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company, on the one hand, and Merrill Lynch and any other underwriters, on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations. For the purposes of this paragraph the relative benefits to the Company and Merrill Lynch from any Offering as contemplated shall be deemed to be in the same respective proportions as the total net proceeds (before deducting expenses) from any

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Offering received or contemplated to be received by the Company for any Offering and the total underwriting discount received by Merrill Lynch and any other underwriters bear to aggregate offering price as set forth in any offering document; provided however, that, to the extent permitted by applicable law, in no event shall the Indemnified Parties be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten and distributed by it exceeds the amount of any damages which such underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission.
     The Company agrees that, without Merrill Lynch’s prior written consent, it will not settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification could be sought under the indemnification provision of this letter agreement (whether or not Merrill Lynch or any other Indemnified Party is an actual or potential party to such claim, action or proceeding), unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability arising out of such claim, action or proceeding and does not include a statement as to or an admission of fault, culpability or failure to act by or on behalf of any Indemnified Party.
     In the event that an Indemnified Party is requested or required to appear as a witness in any action brought by or on behalf of or against the Company or any of its affiliates in which such Indemnified Party is not named as a defendant, the Company agrees to reimburse Merrill Lynch for all expenses incurred by it in connection with such Indemnified Party’s appearing and preparing to appear as such a witness, including, without limitation, the fees and disbursements of its legal counsel, and to compensate Merrill Lynch in an amount to be mutually agreed upon.
     The Company agrees to indemnify Merrill Lynch against any loss incurred by Merrill Lynch as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than United States dollars and as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which Merrill Lynch is able to purchase United States dollars with the amount of the Judgment Currency actually received by Merrill Lynch. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.
     The Company agrees that the indemnification and contribution provisions contained in this letter agreement are in addition to and not in lieu of, any indemnification and contribution provisions contained in any underwriting, purchase or other placement agent agreement entered into by the parties.

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ANNEX B
Transaction Pricing Grid

	Registration	Fees / Underwriting Discount
Offering Type	Rights (Y/N)	(% of Proceeds Received by the Company)
Private*

Equity Securities Offering	N	6%

Convertible Securities Offering	N	5%

Debt Securities Offering	N	3%

Public**

Equity Securities Offering	Y	6%

Convertible Securities Offering	Y	3%

Debt Securities Offering	Y	3%

Other***	[?]	Market fee /underwriting discount in an amount comparable to recent similar transactions, as agreed by Merrill Lynch and the Company
NOTES:

*	Private Offering in the U.S. or Canadian Securities markets of shares or any convertible Securities or other rights to acquire shares, for cash through an investment bank acting as initial purchaser (in the case of a U.S. offering exempt from registration under Rule 144A of the Securities Act) or using an investment bank as placement agent (in the case of a U.S offering exempt from registration under Section 4(2) of the Securities Act or Regulation D promulgated thereunder).

**	Firm commitment underwritten public Offering in the U.S. or Canadian Securities markets pursuant to a Registration Statement that became effective after the date of this letter agreement covering the offer and sale of shares for the account of the Company to the public.

***	Any other contemplated Securities Offering that does not fit within the categories set forth in this pricing grid.

EXHIBIT D-1
Form of Guaranty Agreement
GUARANTY
     THIS GUARANTY (the “Guaranty”), dated as of May [___], 2006 (the “Effective Date”), made by [                     ] (the “Guarantor”) in favor of MERRILL LYNCH CAPITAL CORPORATION (“Merrill Lynch”), as Administrative Agent (“Administrative Agent”) on behalf of the Beneficiaries (defined below).
W I T N E S S E T H :
     WHEREAS, Guarantor’s ultimate parent entity, InterOil Corporation (the “Borrower”), various financial institutions from time to time party thereto (the “Lenders”), Merrill Lynch, as Administrative Agent (the “Administrative Agent”), Merrill Lynch and Clarion Finanz AG, as Co-Arrangers and Co-Bookrunners (collectively, the “Co-Arrangers”), and Merrill Lynch, as Collateral Agent (“Collateral Agent”) have entered into a Credit Agreement, dated as of May 4, 2006 (as amended, modified or supplemented from time to time, the “Credit Agreement”), providing for the making of Loans as contemplated therein (the Lenders, the Co-Arrangers, the Administrative Agent, and the Collateral Agent are herein collectively called the “Beneficiaries”;
     WHEREAS, it is a condition to the making of Loans under the Credit Agreement that the Guarantor shall have executed and delivered this Guaranty in favor of the Beneficiaries; and
     WHEREAS, the Guarantor will obtain benefits from the incurrence of Loans by the Borrower under the Credit Agreement and, accordingly, desires to execute this Guaranty in order to satisfy the conditions described in the preceding paragraph and to induce the Lenders to make Loans to the Borrower;
     NOW, THEREFORE, in consideration of the foregoing and other benefits accruing to each Guarantor, the receipt and sufficiency of which are hereby acknowledged, the Guarantor hereby makes the following representations and warranties to the Beneficiaries and hereby covenants and agrees with each Beneficiary as follows:
     Section 1. Definitions. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Credit Agreement. All other capitalized terms used herein shall have the meanings defined herein.
     Section 2. Guaranty of the Obligations. Subject to the provisions of Section 3, Guarantor hereby irrevocably and unconditionally guarantees to the Administrative Agent for the ratable benefit of the Beneficiaries the due and punctual payment in full of all Obligations when the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amounts that would become due but for the operation of any automatic stay provision of any applicable law governing bankruptcy) (collectively, the “Guaranteed Obligations”).

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     Section 3. Payment by Guarantor. Guarantor hereby agrees, in furtherance of the foregoing and not in limitation of any other right that any Beneficiary may have at law or in equity against Guarantor by virtue hereof, that upon the failure of the Borrower to pay any of the Guaranteed Obligations when and as the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under any automatic stay provision of any applicable law governing bankruptcy), Guarantor will upon demand pay, or cause to be paid, in Cash, to the Administrative Agent for the ratable benefit of the Beneficiaries, an amount equal to the sum of the unpaid principal amount of all Guaranteed Obligations then due as aforesaid, accrued and unpaid interest on such Guaranteed Obligations (including interest that, but for the Borrower’s becoming the subject of any bankruptcy proceeding, would have accrued on such Guaranteed Obligations, whether or not a claim is allowed against the Borrower for such interest in the related bankruptcy case) and all other Guaranteed Obligations then owed to the Beneficiaries as aforesaid.
     Section 4. Liability of Guarantor Absolute. Guarantor agrees that its obligations hereunder are irrevocable, absolute, independent and unconditional and shall not be affected by any circumstance that constitutes a legal or equitable discharge of a guarantor or surety other than payment in full of the Guaranteed Obligations. In furtherance of the foregoing and without limiting the generality thereof, Guarantor agrees as follows:
     (a) this Guaranty is a guaranty of payment when due and not of collectability;
     (b) the Administrative Agent may enforce this Guaranty upon the occurrence of an Event of Default notwithstanding the existence of any dispute between the Borrower and any Beneficiary with respect to the existence of such Event of Default;
     (c) the obligations of Guarantor hereunder are independent of the obligations of the Borrower and the obligations of any other guarantor of the obligations of the Borrower, and a separate action or actions may be brought and prosecuted against Guarantor whether or not any action is brought against the Borrower or any of such other guarantors and whether or not the Borrower is joined in any such action or actions;
     (d) payment by Guarantor of a portion, but not all, of the Guaranteed Obligations shall in no way limit, affect, modify or abridge Guarantor’s liability for any portion of the Guaranteed Obligations, which has not been paid. Without limiting the generality of the foregoing, if the Administrative Agent is awarded a judgment in any suit brought to enforce Guarantor’s covenant to pay a portion of the Guaranteed Obligations, then such judgment shall not be deemed to release Guarantor from its covenant to pay the portion of the Guaranteed Obligations that is not the subject of such suit, and such judgment shall not, except to the extent satisfied by Guarantor, limit, affect, modify or abridge any other guarantor’s liability hereunder in respect of the Guaranteed Obligations;
     (e) any Beneficiary, upon such terms as it deems appropriate, without notice or demand and without affecting the validity or enforceability hereof or giving rise to any reduction, limitation, impairment, discharge or termination of Guarantor’s liability

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hereunder, from time to time may (i) renew, extend, accelerate, increase the rate of interest on, or otherwise change the time, place, manner or terms of payment of the Guaranteed Obligations; (ii) settle, compromise, release or discharge, or accept or refuse any offer of performance with respect to, or substitutions for, the Guaranteed Obligations or any agreement relating thereto and/or subordinate the payment of the same to the payment of any other obligations; (iii) request and accept other guaranties of the Guaranteed Obligations and take and hold security for the payment hereof or the Guaranteed Obligations; (iv) release, surrender, exchange, substitute, compromise, settle, rescind, waive, alter, subordinate or modify, with or without consideration, any security for payment of the Guaranteed Obligations, any other guaranties of the Guaranteed Obligations, or any other obligation of any Person (including any other guarantor) with respect to the Guaranteed Obligations; (v) enforce and apply any security now or hereafter held by or for the benefit of Beneficiaries in respect hereof or the Guaranteed Obligations and direct the order or manner of sale thereof, or exercise any other right or remedy that the Beneficiaries may have against any such security, in each case as the Beneficiaries in their discretion may determine consistent herewith and any applicable security agreement, including foreclosure on any such security pursuant to one or more judicial or nonjudicial sales, and even though such action operates to impair or extinguish any right of reimbursement or subrogation or other right or remedy of Guarantor against the Borrower or any security for the Guaranteed Obligations; and (vi) exercise any other rights available to it under the Loan Documents; and
     (f) this Guaranty and the obligations of Guarantor hereunder shall be valid and enforceable and shall not be subject to any reduction, limitation, impairment, discharge or termination for any reason (other than payment in full of the Guaranteed Obligations), including the occurrence of any of the following, whether or not Guarantor shall have had notice or knowledge of any of them: (i) any failure or omission to assert or enforce or agreement or election not to assert or enforce, or the stay or enjoining, by order of court, by operation of law or otherwise, of the exercise or enforcement of, any claim or demand or any right, power or remedy (whether arising under the Loan Documents, at law, in equity or otherwise) with respect to the Guaranteed Obligations or any agreement relating thereto, or with respect to any other guaranty of or security for the payment of the Guaranteed Obligations; (ii) any rescission, waiver, amendment or modification of, or any consent to departure from, any of the terms or provisions (including provisions relating to events of default) hereof, any of the Loan Documents or any agreement or instrument executed pursuant thereto, or of any other guaranty or security for the Guaranteed Obligations, in each case whether or not in accordance with the terms hereof or such Loan Documents, or any agreement relating to such other guaranty or security; (iii) the Guaranteed Obligations, or any agreement relating thereto, at any time being found to be invalid or unenforceable in any respect; (iv) the application of payments received from any source (other than payments received pursuant to the Loan Documents or from the proceeds of any security for the Guaranteed Obligations, except to the extent such security also serves as collateral for indebtedness other than the Guaranteed Obligations) to the payment of indebtedness other than the Guaranteed Obligations, even though any Beneficiary might have elected to apply such payment to any part or all of the Guaranteed Obligations; (v) any Beneficiary’s consent to the change, reorganization or termination of the corporate structure or existence of the

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Borrower or any of its Subsidiaries and to any corresponding restructuring of the Guaranteed Obligations; (vi) any failure to perfect or continue perfection of a security interest in any collateral that secures any of the Guaranteed Obligations; (vii) any defenses, set-offs or counterclaims that the Borrower may allege or assert against any Beneficiary in respect of the Guaranteed Obligations, including failure of consideration, breach of warranty, statutes of fraud, statutes of limitation and usury; and (viii) any other act or thing or omission, or delay to do any other act or thing, which may or might in any manner or to any extent vary the risk of Guarantor as an obligor in respect of the Guaranteed Obligations.
     Section 5. Waivers by Guarantor. Guarantor hereby waives, for the benefit of the Beneficiaries: (a) any right to require any Beneficiary, as a condition of payment or performance by such Guarantor, to (i) proceed against the Borrower, any other guarantor of the Guaranteed Obligations or any other Person, (ii) proceed against or exhaust any security held from the Borrower, any such other guarantor or any other Person, (iii) proceed against or have resort to any balance of any deposit account or credit on the books of any Beneficiary in favor of the Borrower or any other Person, or (iv) pursue any other remedy in the power of any Beneficiary whatsoever; (b) any defense arising by reason of the incapacity, lack of authority or any disability or other defense of the Borrower or any other guarantor including any defense based on or arising out of the lack of validity or the unenforceability of the Guaranteed Obligations or any agreement or instrument relating thereto or by reason of the cessation of the liability of the Borrower or any other guarantor from any cause other than payment in full of the Guaranteed Obligations; (c) any defense based upon any statute or rule of law that provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (d) any defense based upon any Beneficiary’s errors or omissions in the administration of the Guaranteed Obligations, except behavior that amounts to bad faith; (e) (i) any principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms hereof and any legal or equitable discharge of Guarantor’s obligations hereunder, (ii) the benefit of any statutes of limitation affecting Guarantor’s liability hereunder or the enforcement hereof, (iii) any rights to set-offs, recoupments and counterclaims, and (iv) promptness, diligence and any requirement that any Beneficiary protect, secure, perfect or insure any security interest or lien or any property subject thereto; (f) notices, demands, presentments, protests, notices of protest, notices of dishonor and notices of any action or inaction, including acceptance hereof, notices of default hereunder, or any agreement or instrument related thereto, notices of any renewal, extension or modification of the Guaranteed Obligations or any agreement related thereto, notices of any extension of credit to the Borrower and notices of any of the matters referred to in Section 4 and any right to consent to any thereof; and (g) any defenses or benefits that may be derived from or afforded by law, which limit the liability of or exonerate guarantors or sureties, or which may conflict with the terms hereof.
     Section 6. Guarantor’s Rights of Subrogation, Contribution, etc. Until the Guaranteed Obligations have been indefeasibly paid in full and the Commitments have terminated, Guarantor hereby waives any claim, right or remedy, direct or indirect, that Guarantor now has or may hereafter have against the Borrower or any other guarantor or any of its assets in connection with this Guaranty or the performance by Guarantor of its obligations hereunder, in each case whether such claim, right or remedy arises in equity, under contract, by statute, under common law or otherwise and including without limitation (a) any right of

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subrogation, reimbursement or indemnification that Guarantor now has or may hereafter have against the Borrower with respect to the Guaranteed Obligations, (b) any right to enforce, or to participate in, any claim, right or remedy that any Beneficiary now has or may hereafter have against the Borrower, and (c) any benefit of, and any right to participate in, any collateral or security now or hereafter held by any Beneficiary. In addition, until the Guaranteed Obligations have been indefeasibly paid in full and the Commitments have terminated, Guarantor shall withhold exercise of any right of contribution Guarantor may have against any other guarantor of the Guaranteed Obligations, including, without limitation, any right of contribution. Guarantor further agrees that, to the extent the waiver or agreement to withhold the exercise of its rights of subrogation, reimbursement, indemnification and contribution as set forth herein is found by a court of competent jurisdiction to be void or voidable for any reason, any rights of subrogation, reimbursement or indemnification Guarantor may have against the Borrower or against any collateral or security, and any rights of contribution Guarantor may have against any such other guarantor, shall be junior and subordinate to any rights any Beneficiary may have against the Borrower, to all right, title and interest any Beneficiary may have in any such collateral or security, and to any right any Beneficiary may have against such other guarantor. If any amount is paid to Guarantor on account of any such subrogation, reimbursement, indemnification or contribution rights at any time when all Guaranteed Obligations have not been finally and indefeasibly paid in full, such amount shall be held in trust for the Administrative Agent on behalf of the Beneficiaries and shall forthwith be paid over to the Administrative Agent for the benefit of the Beneficiaries to be credited and applied against the Guaranteed Obligations, whether matured or unmatured, in accordance with the terms hereof and of the Credit Agreement.
     Section 7. Subordination of Other Obligations. Any Indebtedness of the Borrower or Guarantor now or hereafter held by Guarantor is hereby subordinated in right of payment to the Guaranteed Obligations, and any such indebtedness collected or received by Guarantor after an Event of Default has occurred and is continuing shall be held in trust for the Administrative Agent on behalf of the Beneficiaries and shall forthwith be paid over to the Administrative Agent for the benefit of the Beneficiaries to be credited and applied against the Guaranteed Obligations but without affecting, impairing or limiting in any manner the liability of Guarantor under any other provision hereof or the Credit Agreement.
     Section 8. Continuing Guaranty. This Guaranty is a continuing guaranty and shall remain in effect until all of the Guaranteed Obligations have been paid in full and the Commitments have terminated. Guarantor hereby irrevocably waives any right to revoke this Guaranty as to future transactions giving rise to any Guaranteed Obligations.
     Section 9. Authority of Guarantor. It is not necessary for any of the Beneficiaries to inquire into the capacity or powers of Guarantor or the officers, directors or any agents acting or purporting to act on its behalf.
     Section 10. Financial Condition of the Guarantor. Any Loan may be made to the Borrower from time to time in accordance with the provisions of the Credit Agreement, without notice to or authorization from Guarantor regardless of the financial or other condition of the Borrower or any other guarantor at the time of any such Loan. No Beneficiary shall have any obligation to disclose or discuss with Guarantor its assessment, or Guarantor’s assessment, of the

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financial condition of the Borrower or any other guarantor. Guarantor has adequate means to obtain information from the Borrower and each other guarantor on a continuing basis concerning the financial condition of the Borrower and the other guarantors and their respective abilities to perform their respective obligations under the Loan Documents, and Guarantor assumes the responsibility for being and keeping informed of the financial condition of the Borrower and the other guarantors and of all circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations. Guarantor hereby waives and relinquishes any duty on the part of any Beneficiary to disclose any matter, fact or thing relating to the business, operations or conditions of the Borrower and any other guarantor now known or hereafter known by any Beneficiary.
     Section 11. Bankruptcy, etc.
     (a) So long as any Guaranteed Obligations remain outstanding, Guarantor shall not, without the prior written consent of the Administrative Agent acting pursuant to the instructions of the Required Lenders, commence or join with any other Person in commencing any bankruptcy, reorganization or insolvency case or proceeding of or against the Borrower or any other guarantor. The obligations of the Guarantor hereunder shall not be reduced, limited, impaired, discharged, deferred, suspended or terminated by any case or proceeding, voluntary or involuntary, involving the bankruptcy, insolvency, receivership, reorganization, liquidation or arrangement of the Borrower or any other guarantor or by any defense the Borrower or any other guarantor may have by reason of the order, decree or decision of any court or administrative body resulting from any such proceeding.
     (b) Guarantor acknowledges and agrees that any interest on any portion of the Guaranteed Obligations, which accrues after the commencement of any case or proceeding referred to in clause (a) above (or, if interest on any portion of the Guaranteed Obligations ceases to accrue by operation of law by reason of the commencement of such case or proceeding, such interest as would have accrued on such portion of the Guaranteed Obligations if such case or proceeding had not been commenced) shall be included in the Guaranteed Obligations, because it is the intention of Guarantor and the Beneficiaries that the Guaranteed Obligations guaranteed hereunder should be determined without regard to any rule of law or order that may relieve the Borrower of any portion of such Guaranteed Obligations. Guarantor will permit any trustee in bankruptcy, receiver, debtor in possession, assignee for the benefit of creditors or similar person to pay the Administrative Agent, or allow the claim of the Administrative Agent in respect of, any such interest accruing after the date on which such case or proceeding is commenced.
     (c) In the event that all or any portion of the Guaranteed Obligations are paid by the Borrower, the obligations of Guarantor hereunder shall continue and remain in full force and effect or be reinstated, as the case may be, in the event that all or any part of such payment(s) are rescinded or recovered directly or indirectly from any Beneficiary as a preference, fraudulent transfer or otherwise, and any such payments that are so rescinded or recovered shall constitute Guaranteed Obligations for all purposes hereunder.

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     Section 12. Governing Law; Jurisdiction; Waiver of Jury Trial.
     (a) This Guaranty shall be governed by and construed in accordance with the Laws of the State of New York. Guarantor hereby submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State court sitting in New York City for purposes of all legal proceedings arising out of or relating to this Guaranty or the transactions contemplated hereby. Guarantor irrevocably waives, to the fullest extent permitted by Law, any objection it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.
     (b) GUARANTOR HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS GUARANTY OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     Section 13. Representations and Warranties of Guarantor. In order to induce the Agents and the Lenders to enter into the Credit Agreement and to make the Loans thereunder, Guarantor makes the following representations and warranties:
     (a) it is a company duly organized in accordance with the Laws of the Commonwealth of the Bahamas and it (i) has the corporate power and authority to own its property and assets and to transact the business in which it is engaged or presently proposes to engage and (ii) is authorized to do business as a corporation and is in good standing in each jurisdiction in which it is required to be authorized to do business, except where the failure to be so authorized or in good standing could not reasonably be expected to have a Material Adverse Effect. No Governmental Approval (other than those already obtained) is necessary in connection with its formation and continued existence, except where failure to obtain such Governmental Approval could not reasonably be expected to have a Material Adverse Effect;
     (b) it has the corporate power and authority to execute, deliver, and perform its obligations under this Agreement and the other Loan Documents to which it is a party, and it will receive a material benefit by making the guarantee hereunder;
     (c) it has taken all necessary corporate action to authorize the execution, delivery and performance of the Loan Documents to which it is a party. No consent or authorization of, filing with or other act by or in respect of any Governmental Authority or other Person is required in connection with its execution, delivery and performance of the Loan Documents to which it is a party or the validity and enforceability of the Loan Documents to which it is a party;
     (d) this Guaranty and each other Loan Document to which it is a party has been duly executed and delivered on behalf of Guarantor and is a legal, valid and binding obligation of Guarantor enforceable in accordance with its terms except as the enforcement thereof may be limited by applicable bankruptcy, insolvency or similar

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Laws affecting the enforcement of rights of creditors generally and except to the extent that enforcements of rights and remedies set forth therein may be limited by equitable principles (regardless of whether enforcement is considered in a court of law or a proceeding in equity);
     (e) neither its execution, delivery or performance of the Loan Documents to which it is a party, nor compliance by it with the terms and provisions thereof nor the consummation of the transactions contemplated thereby, (i) will contravene in any material respect any applicable provision of Law, (ii) will conflict with or result in any breach of any of the terms and conditions of, or result in the creation or imposition of (or the obligation to create or impose) any Lien upon any of its property or assets pursuant to the terms of, any material agreement or instrument to which it is a party or by which it or any of its property or assets in bound, or (iii) will violate any provision of its charter documents, by-laws or other organizational documents;
     (f) except as disclosed on Schedule 13(f), there are no actions, suits investigations or proceedings by or before any Governmental Authority or arbitrator pending or, to the best knowledge of Guarantor, threatened which could reasonably be expected to have a Material Adverse Effect. Since March 31, 2006, there has occurred no event, act or condition which has had, or could reasonably be expected to have, a Material Adverse Effect;
     (g) except as disclosed on Schedule 13(g), all Governmental Approvals that, under applicable Law, are required to have been obtained prior to the date this representation is made or deemed made in connection with the due execution, delivery and performance by Guarantor of the Loan Documents to which it is a party have been obtained;
     (h) Guarantor has filed or caused to be filed all income tax returns in all relevant jurisdictions and all other material foreign tax returns which are to its knowledge required to be filed by it, and has paid all taxes due pursuant to such returns or pursuant to any assessment received by Guarantor, except for those subject to a Contest;
     (i) Guarantor has good and marketable title to all of its property except for any defects or failure of title which could not reasonably be expected to have a Material Adverse Effect, subject to no Lien of any kind except Permitted Liens pursuant to the Credit Agreement;
     (j) all historical information heretofore or contemporaneously furnished by Guarantor in writing to any Agent or Lender for purposes of or in connection with this Guaranty or the Credit Agreement is, to the knowledge of Guarantor, true and accurate in all material respects on the date as of which such information is dated and not incomplete by omitting to state any material fact necessary to make such information (taken as a whole) not materially misleading at such time;
     (k) except in each case as could not reasonably be expected to have a Material Adverse Effect (i) Guarantor is in compliance with all applicable Environmental Laws,

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     (ii) Guarantor has all Environmental Approvals required to operate its business as presently conducted and is in compliance with the terms and conditions thereof, and (iii) Guarantor has not received any communication (written or oral) from a Governmental Authority that alleges Guarantor is not in compliance with all Environmental Laws and Environmental Approvals. There is no Environmental Claim pending or, to Guarantor’s knowledge, threatened against Guarantor which could reasonably be expected to have a Material Adverse Effect. Without in any way limiting the generality of the foregoing, except in each case as could not reasonably be expected to have a Material Adverse Effect there are no on-site or off-site locations in which Guarantor has stored, disposed or arranged for the disposal of Materials of Environmental Concern in violation of any Environmental Law;
     (l) Guarantor is, and after giving effect to the incurrence of all obligations being incurred in connection with this Guaranty, will be Solvent; and
     (m) the capitalization of Guarantor consists of 100 ordinary shares, no par value, which are issued and outstanding. The shares have been duly authorized and validly issued and are fully paid and non-assessable, and no action has been taken to subject the shares of capital stock of such entity to any Lien, except for such Liens created or arising under the Loan Documents.
     Section 14. Implied Waiver. No failure on the part of any of the Beneficiaries to exercise, no delay in exercising, and no course of dealing with respect to, any right or remedy hereunder will operate as a waiver thereof; nor will any single or partial exercise of any right or remedy hereunder preclude any other further exercise of any other right or remedy.
     Section 15. Survival of Representations. All representations and warranties contained herein shall survive the execution and delivery of this Guaranty regardless of any investigation made by any of the Beneficiaries or any other Person.
     Section 16. Severable Provisions. To the fullest extent permitted by applicable law, any provision of this Guaranty which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or of any provision in any other Loan Document to which Guarantor is a party, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
     Section 17. Integration. This Guaranty and the other Loan Documents to which Guarantor is a party represent the agreement of Guarantor and the Beneficiaries with respect to the subject matter hereof, and there are no premises, undertakings, representations or warranties by Guarantor or any of the Beneficiaries relative to the subject matter hereof not expressly set forth or referred to herein or in such other documents.
     Section 18. No Third-Party Beneficiaries. This Guaranty shall be binding upon the successors and assigns of Guarantor and shall inure to the benefit of, and shall be enforceable by, the Beneficiaries to the fullest extent permitted by applicable laws. This Guaranty shall not be deemed to create any right in any Person except the Beneficiaries, and their successors and

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assigns and shall not be construed in any respect to be a contract in whole or in part for the benefit of any other Person; provided, however, that this Guaranty may be assigned in connection with any assignment of the Credit Agreement and the other Loan Documents.
     Section 19. Amendments Only in Writing. No amendment of or supplement to this Guaranty, or waiver or modification of, or consent under, the terms hereof, shall be effective unless evidenced by an instrument in writing signed by Guarantor and the Administrative Agent on behalf of the Beneficiaries.
     Section 20. Notices. Any notice or other communication to Guarantor hereunder must be in writing and may be given by hand, courier, or registered or certified mail (or a substantially similar form of mail), or by facsimile transmission addressed as follows:

[Guarantor]
[ ]
[ ]
Attn: [ ]
Fax No. [ ]
Guarantor may, by written notice to the Administrative Agent, change the address to which notices to it shall be directed. Any notice or other communication hereunder shall be deemed to have been given when received by the addressee.
     Section 21. No Assignment. Guarantor shall not be entitled to assign, in whole or in part, this Agreement or its rights and obligations hereunder.
     IN WITNESS WHEREOF, Guarantor has caused this Guaranty to be duly executed as a deed by its Authorized Officer as of the Effective Date.

[GUARANTOR]

By:

Name:

Title:

10

EXHIBIT D-2
Form of IPL Guaranty Agreement
GUARANTY
     THIS GUARANTY (the “Guaranty”), dated as of May [___], 2006 (the “Effective Date”), made by INTEROIL PRODUCTS LIMITED (the “Guarantor”) in favor of MERRILL LYNCH CAPITAL CORPORATION (“Merrill Lynch”), as Administrative Agent (“Administrative Agent”) on behalf of the Beneficiaries (defined below).
W I T N E S S E T H :
     WHEREAS, Guarantor’s ultimate parent entity, InterOil Corporation (the “Borrower”), various financial institutions from time to time party thereto (the “Lenders”), Merrill Lynch, as Administrative Agent (the “Administrative Agent”), Merrill Lynch and Clarion Finanz AG, as Co-Arrangers and Co-Bookrunners (collectively, the “Co-Arrangers”), and Merrill Lynch, as Collateral Agent (“Collateral Agent”) have entered into a Credit Agreement, dated as of May 4, 2006 (as amended, modified or supplemented from time to time, the “Credit Agreement”), providing for the making of Loans as contemplated therein (the Lenders, the Co-Arrangers, the Administrative Agent, and the Collateral Agent are herein collectively called the “Beneficiaries”;
     WHEREAS, it is a condition to the making of Loans under the Credit Agreement that the Guarantor shall have executed and delivered this Guaranty in favor of the Beneficiaries; and
     WHEREAS, the Guarantor will obtain benefits from the incurrence of Loans by the Borrower under the Credit Agreement and, accordingly, desires to execute this Guaranty in order to satisfy the conditions described in the preceding paragraph and to induce the Lenders to make Loans to the Borrower;
     NOW, THEREFORE, in consideration of the foregoing and other benefits accruing to each Guarantor, the receipt and sufficiency of which are hereby acknowledged, the Guarantor hereby makes the following representations and warranties to the Beneficiaries and hereby covenants and agrees with each Beneficiary as follows:
     Section 1. Definitions. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Credit Agreement. All other capitalized terms used herein shall have the meanings defined herein.
     Section 2. Guaranty of the Obligations. Subject to the provisions of Section 3, Guarantor hereby irrevocably and unconditionally guarantees to the Administrative Agent for the ratable benefit of the Beneficiaries the due and punctual payment of all Obligations, up to a maximum of $70,000,000.00 in the aggregate, when the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amounts that would become due but for the operation of any automatic stay provision of any applicable law governing bankruptcy) (collectively, the “Guaranteed Obligations”).

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     Section 3. Payment by Guarantor. Guarantor hereby agrees, in furtherance of the foregoing and not in limitation of any other right that any Beneficiary may have at law or in equity against Guarantor by virtue hereof, that upon the failure of the Borrower to pay any of the Guaranteed Obligations when and as the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under any automatic stay provision of any applicable law governing bankruptcy), Guarantor will upon demand pay, or cause to be paid, in Cash, to the Administrative Agent for the ratable benefit of the Beneficiaries, an amount equal to the sum of the unpaid principal amount of all Guaranteed Obligations then due as aforesaid, accrued and unpaid interest on such Guaranteed Obligations (including interest that, but for the Borrower’s becoming the subject of any bankruptcy proceeding, would have accrued on such Guaranteed Obligations, whether or not a claim is allowed against the Borrower for such interest in the related bankruptcy case) and all other Guaranteed Obligations then owed to the Beneficiaries as aforesaid. Notwithstanding anything contained in the foregoing that could be construed to the contrary, the maximum amount that Guarantor will be required to pay hereunder is $70,000,000.00 in the aggregate.
     Section 4. Liability of Guarantor Absolute. Guarantor agrees that its obligations hereunder are irrevocable, absolute, independent and unconditional and shall not be affected by any circumstance that constitutes a legal or equitable discharge of a guarantor or surety other than payment in full of the Guaranteed Obligations. In furtherance of the foregoing and without limiting the generality thereof, Guarantor agrees as follows:
     (a) this Guaranty is a guaranty of payment when due and not of collectability;
     (b) the Administrative Agent may enforce this Guaranty upon the occurrence of an Event of Default notwithstanding the existence of any dispute between the Borrower and any Beneficiary with respect to the existence of such Event of Default;
     (c) the obligations of Guarantor hereunder are independent of the obligations of the Borrower and the obligations of any other guarantor of the obligations of the Borrower, and a separate action or actions may be brought and prosecuted against Guarantor whether or not any action is brought against the Borrower or any of such other guarantors and whether or not the Borrower is joined in any such action or actions;
     (d) payment by Guarantor of a portion, but not all, of the Guaranteed Obligations shall in no way limit, affect, modify or abridge Guarantor’s liability for any portion of the Guaranteed Obligations, which has not been paid. Without limiting the generality of the foregoing, if the Administrative Agent is awarded a judgment in any suit brought to enforce Guarantor’s covenant to pay a portion of the Guaranteed Obligations, then such judgment shall not be deemed to release Guarantor from its covenant to pay the portion of the Guaranteed Obligations that is not the subject of such suit, and such judgment shall not, except to the extent satisfied by Guarantor, limit, affect, modify or abridge any other guarantor’s liability hereunder in respect of the Guaranteed Obligations;

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     (e) any Beneficiary, upon such terms as it deems appropriate, without notice or demand and without affecting the validity or enforceability hereof or giving rise to any reduction, limitation, impairment, discharge or termination of Guarantor’s liability hereunder, from time to time may (i) renew, extend, accelerate, increase the rate of interest on, or otherwise change the time, place, manner or terms of payment of the Guaranteed Obligations; (ii) settle, compromise, release or discharge, or accept or refuse any offer of performance with respect to, or substitutions for, the Guaranteed Obligations or any agreement relating thereto and/or subordinate the payment of the same to the payment of any other obligations; (iii) request and accept other guaranties of the Guaranteed Obligations and take and hold security for the payment hereof or the Guaranteed Obligations; (iv) release, surrender, exchange, substitute, compromise, settle, rescind, waive, alter, subordinate or modify, with or without consideration, any security for payment of the Guaranteed Obligations, any other guaranties of the Guaranteed Obligations, or any other obligation of any Person (including any other guarantor) with respect to the Guaranteed Obligations; (v) enforce and apply any security now or hereafter held by or for the benefit of Beneficiaries in respect hereof or the Guaranteed Obligations and direct the order or manner of sale thereof, or exercise any other right or remedy that the Beneficiaries may have against any such security, in each case as the Beneficiaries in their discretion may determine consistent herewith and any applicable security agreement, including foreclosure on any such security pursuant to one or more judicial or nonjudicial sales, and even though such action operates to impair or extinguish any right of reimbursement or subrogation or other right or remedy of Guarantor against the Borrower or any security for the Guaranteed Obligations; and (vi) exercise any other rights available to it under the Loan Documents; and
     (f) this Guaranty and the obligations of Guarantor hereunder shall be valid and enforceable and shall not be subject to any reduction, limitation, impairment, discharge or termination for any reason (other than payment in full of the Guaranteed Obligations), including the occurrence of any of the following, whether or not Guarantor shall have had notice or knowledge of any of them: (i) any failure or omission to assert or enforce or agreement or election not to assert or enforce, or the stay or enjoining, by order of court, by operation of law or otherwise, of the exercise or enforcement of, any claim or demand or any right, power or remedy (whether arising under the Loan Documents, at law, in equity or otherwise) with respect to the Guaranteed Obligations or any agreement relating thereto, or with respect to any other guaranty of or security for the payment of the Guaranteed Obligations; (ii) any rescission, waiver, amendment or modification of, or any consent to departure from, any of the terms or provisions (including provisions relating to events of default) hereof, any of the Loan Documents or any agreement or instrument executed pursuant thereto, or of any other guaranty or security for the Guaranteed Obligations, in each case whether or not in accordance with the terms hereof or such Loan Documents, or any agreement relating to such other guaranty or security; (iii) the Guaranteed Obligations, or any agreement relating thereto, at any time being found to be invalid or unenforceable in any respect; (iv) the application of payments received from any source (other than payments received pursuant to the Loan Documents or from the proceeds of any security for the Guaranteed Obligations, except to the extent such security also serves as collateral for indebtedness other than the Guaranteed Obligations) to the payment of indebtedness other than the Guaranteed

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Obligations, even though any Beneficiary might have elected to apply such payment to any part or all of the Guaranteed Obligations; (v) any Beneficiary’s consent to the change, reorganization or termination of the corporate structure or existence of the Borrower or any of its Subsidiaries and to any corresponding restructuring of the Guaranteed Obligations; (vi) any failure to perfect or continue perfection of a security interest in any collateral that secures any of the Guaranteed Obligations; (vii) any defenses, set-offs or counterclaims that the Borrower may allege or assert against any Beneficiary in respect of the Guaranteed Obligations, including failure of consideration, breach of warranty, statutes of fraud, statutes of limitation and usury; and (viii) any other act or thing or omission, or delay to do any other act or thing, which may or might in any manner or to any extent vary the risk of Guarantor as an obligor in respect of the Guaranteed Obligations.
     Section 5. Waivers by Guarantor. Guarantor hereby waives, for the benefit of the Beneficiaries: (a) any right to require any Beneficiary, as a condition of payment or performance by such Guarantor, to (i) proceed against the Borrower, any other guarantor of the Guaranteed Obligations or any other Person, (ii) proceed against or exhaust any security held from the Borrower, any such other guarantor or any other Person, (iii) proceed against or have resort to any balance of any deposit account or credit on the books of any Beneficiary in favor of the Borrower or any other Person, or (iv) pursue any other remedy in the power of any Beneficiary whatsoever; (b) any defense arising by reason of the incapacity, lack of authority or any disability or other defense of the Borrower or any other guarantor including any defense based on or arising out of the lack of validity or the unenforceability of the Guaranteed Obligations or any agreement or instrument relating thereto or by reason of the cessation of the liability of the Borrower or any other guarantor from any cause other than payment in full of the Guaranteed Obligations; (c) any defense based upon any statute or rule of law that provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (d) any defense based upon any Beneficiary’s errors or omissions in the administration of the Guaranteed Obligations, except behavior that amounts to bad faith; (e) (i) any principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms hereof and any legal or equitable discharge of Guarantor’s obligations hereunder, (ii) the benefit of any statutes of limitation affecting Guarantor’s liability hereunder or the enforcement hereof, (iii) any rights to set-offs, recoupments and counterclaims, and (iv) promptness, diligence and any requirement that any Beneficiary protect, secure, perfect or insure any security interest or lien or any property subject thereto; (f) notices, demands, presentments, protests, notices of protest, notices of dishonor and notices of any action or inaction, including acceptance hereof, notices of default hereunder, or any agreement or instrument related thereto, notices of any renewal, extension or modification of the Guaranteed Obligations or any agreement related thereto, notices of any extension of credit to the Borrower and notices of any of the matters referred to in Section 4 and any right to consent to any thereof; and (g) any defenses or benefits that may be derived from or afforded by law, which limit the liability of or exonerate guarantors or sureties, or which may conflict with the terms hereof.
     Section 6. Guarantor’s Rights of Subrogation, Contribution, etc. Until the Guaranteed Obligations have been indefeasibly paid in full and the Commitments have terminated, Guarantor hereby waives any claim, right or remedy, direct or indirect, that Guarantor now has or may hereafter have against the Borrower or any other guarantor or any of

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its assets in connection with this Guaranty or the performance by Guarantor of its obligations hereunder, in each case whether such claim, right or remedy arises in equity, under contract, by statute, under common law or otherwise and including without limitation (a) any right of subrogation, reimbursement or indemnification that Guarantor now has or may hereafter have against the Borrower with respect to the Guaranteed Obligations, (b) any right to enforce, or to participate in, any claim, right or remedy that any Beneficiary now has or may hereafter have against the Borrower, and (c) any benefit of, and any right to participate in, any collateral or security now or hereafter held by any Beneficiary. In addition, until the Guaranteed Obligations have been indefeasibly paid in full and the Commitments have terminated, Guarantor shall withhold exercise of any right of contribution Guarantor may have against any other guarantor of the Guaranteed Obligations, including, without limitation, any right of contribution. Guarantor further agrees that, to the extent the waiver or agreement to withhold the exercise of its rights of subrogation, reimbursement, indemnification and contribution as set forth herein is found by a court of competent jurisdiction to be void or voidable for any reason, any rights of subrogation, reimbursement or indemnification Guarantor may have against the Borrower or against any collateral or security, and any rights of contribution Guarantor may have against any such other guarantor, shall be junior and subordinate to any rights any Beneficiary may have against the Borrower, to all right, title and interest any Beneficiary may have in any such collateral or security, and to any right any Beneficiary may have against such other guarantor. If any amount is paid to Guarantor on account of any such subrogation, reimbursement, indemnification or contribution rights at any time when all Guaranteed Obligations have not been finally and indefeasibly paid in full, such amount shall be held in trust for the Administrative Agent on behalf of the Beneficiaries and shall forthwith be paid over to the Administrative Agent for the benefit of the Beneficiaries to be credited and applied against the Guaranteed Obligations, whether matured or unmatured, in accordance with the terms hereof and of the Credit Agreement.
     Section 7. Subordination of Other Obligations. Any Indebtedness of the Borrower or Guarantor now or hereafter held by Guarantor is hereby subordinated in right of payment to the Guaranteed Obligations, and any such indebtedness collected or received by Guarantor after an Event of Default has occurred and is continuing shall be held in trust for the Administrative Agent on behalf of the Beneficiaries and shall forthwith be paid over to the Administrative Agent for the benefit of the Beneficiaries to be credited and applied against the Guaranteed Obligations but without affecting, impairing or limiting in any manner the liability of Guarantor under any other provision hereof or the Credit Agreement.
     Section 8. Continuing Guaranty. This Guaranty is a continuing guaranty and shall remain in effect until all of the Guaranteed Obligations have been paid in full and the Commitments have terminated. Guarantor hereby irrevocably waives any right to revoke this Guaranty as to future transactions giving rise to any Guaranteed Obligations.
     Section 9. Authority of Guarantor. It is not necessary for any of the Beneficiaries to inquire into the capacity or powers of Guarantor or the officers, directors or any agents acting or purporting to act on its behalf.
     Section 10. Financial Condition of the Guarantor. Any Loan may be made to the Borrower from time to time in accordance with the provisions of the Credit Agreement, without

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notice to or authorization from Guarantor regardless of the financial or other condition of the Borrower or any other guarantor at the time of any such Loan. No Beneficiary shall have any obligation to disclose or discuss with Guarantor its assessment, or Guarantor’s assessment, of the financial condition of the Borrower or any other guarantor. Guarantor has adequate means to obtain information from the Borrower and each other guarantor on a continuing basis concerning the financial condition of the Borrower and the other guarantors and their respective abilities to perform their respective obligations under the Loan Documents, and Guarantor assumes the responsibility for being and keeping informed of the financial condition of the Borrower and the other guarantors and of all circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations. Guarantor hereby waives and relinquishes any duty on the part of any Beneficiary to disclose any matter, fact or thing relating to the business, operations or conditions of the Borrower and any other guarantor now known or hereafter known by any Beneficiary.
     Section 11. Bankruptcy, etc.
     (a) So long as any Guaranteed Obligations remain outstanding, Guarantor shall not, without the prior written consent of the Administrative Agent acting pursuant to the instructions of the Required Lenders, commence or join with any other Person in commencing any bankruptcy, reorganization or insolvency case or proceeding of or against the Borrower or any other guarantor. The obligations of the Guarantor hereunder shall not be reduced, limited, impaired, discharged, deferred, suspended or terminated by any case or proceeding, voluntary or involuntary, involving the bankruptcy, insolvency, receivership, reorganization, liquidation or arrangement of the Borrower or any other guarantor or by any defense the Borrower or any other guarantor may have by reason of the order, decree or decision of any court or administrative body resulting from any such proceeding.
     (b) Guarantor acknowledges and agrees that any interest on any portion of the Guaranteed Obligations, which accrues after the commencement of any case or proceeding referred to in clause (a) above (or, if interest on any portion of the Guaranteed Obligations ceases to accrue by operation of law by reason of the commencement of such case or proceeding, such interest as would have accrued on such portion of the Guaranteed Obligations if such case or proceeding had not been commenced) shall be included in the Guaranteed Obligations, because it is the intention of Guarantor and the Beneficiaries that the Guaranteed Obligations guaranteed hereunder should be determined without regard to any rule of law or order that may relieve the Borrower of any portion of such Guaranteed Obligations. Guarantor will permit any trustee in bankruptcy, receiver, debtor in possession, assignee for the benefit of creditors or similar person to pay the Administrative Agent, or allow the claim of the Administrative Agent in respect of, any such interest accruing after the date on which such case or proceeding is commenced.
     (c) In the event that all or any portion of the Guaranteed Obligations are paid by the Borrower, the obligations of Guarantor hereunder shall continue and remain in full force and effect or be reinstated, as the case may be, in the event that all or any part of such payment(s) are rescinded or recovered directly or indirectly from any Beneficiary as a preference, fraudulent transfer or otherwise, and any such payments that are so

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rescinded or recovered shall constitute Guaranteed Obligations for all purposes hereunder.
     Section 12. Governing Law; Jurisdiction; Waiver of Jury Trial.
     (a) This Guaranty shall be governed by and construed in accordance with the Laws of the State of New York. Guarantor hereby submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State court sitting in New York City for purposes of all legal proceedings arising out of or relating to this Guaranty or the transactions contemplated hereby. Guarantor irrevocably waives, to the fullest extent permitted by Law, any objection it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.
     (b) GUARANTOR HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS GUARANTY OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     Section 13. Representations and Warranties of Guarantor. In order to induce the Agents and the Lenders to enter into the Credit Agreement and to make the Loans thereunder, Guarantor makes the following representations and warranties:
     (a) it is a company duly organized in accordance with the Laws of the Independent State of Papua New Guinea and it (i) has the corporate power and authority to own its property and assets and to transact the business in which it is engaged or presently proposes to engage and (ii) is authorized to do business as a corporation and is in good standing in each jurisdiction in which it is required to be authorized to do business, except where the failure to be so authorized or in good standing could not reasonably be expected to have a Material Adverse Effect. No Governmental Approval (other than those already obtained) is necessary in connection with its formation and continued existence, except where failure to obtain such Governmental Approval could not reasonably be expected to have a Material Adverse Effect;
     (b) it has the corporate power and authority to execute, deliver, and perform its obligations under this Agreement and the other Loan Documents to which it is a party, and it will receive a material benefit by making the guarantee hereunder;
     (c) it has taken all necessary corporate action to authorize the execution, delivery and performance of the Loan Documents to which it is a party. No consent or authorization of, filing with or other act by or in respect of any Governmental Authority or other Person is required in connection with its execution, delivery and performance of the Loan Documents to which it is a party or the validity and enforceability of the Loan Documents to which it is a party;
     (d) this Guaranty and each other Loan Document to which it is a party has been duly executed and delivered on behalf of Guarantor and is a legal, valid and binding

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obligation of Guarantor enforceable in accordance with its terms except as the enforcement thereof may be limited by applicable bankruptcy, insolvency or similar Laws affecting the enforcement of rights of creditors generally and except to the extent that enforcements of rights and remedies set forth therein may be limited by equitable principles (regardless of whether enforcement is considered in a court of law or a proceeding in equity);
     (e) neither its execution, delivery or performance of the Loan Documents to which it is a party, nor compliance by it with the terms and provisions thereof nor the consummation of the transactions contemplated thereby, (i) will contravene in any material respect any applicable provision of Law, (ii) will conflict with or result in any breach of any of the terms and conditions of, or result in the creation or imposition of (or the obligation to create or impose) any Lien upon any of its property or assets pursuant to the terms of, any material agreement or instrument to which it is a party or by which it or any of its property or assets in bound, or (iii) will violate any provision of its charter documents, by-laws or other organizational documents;
     (f) except as disclosed on Schedule 13(f), there are no actions, suits investigations or proceedings by or before any Governmental Authority or arbitrator pending or, to the best knowledge of Guarantor, threatened which could reasonably be expected to have a Material Adverse Effect. Since March 31, 2006, there has occurred no event, act or condition which has had, or could reasonably be expected to have, a Material Adverse Effect;
     (g) except as disclosed on Schedule 13(g), all Governmental Approvals that, under applicable Law, are required to have been obtained prior to the date this representation is made or deemed made in connection with the due execution, delivery and performance by Guarantor of the Loan Documents to which it is a party have been obtained;
     (h) Guarantor has filed or caused to be filed all income tax returns in all relevant jurisdictions and all other material foreign tax returns which are to its knowledge required to be filed by it, and has paid all taxes due pursuant to such returns or pursuant to any assessment received by Guarantor, except for those subject to a Contest;
     (i) Guarantor has good and marketable title to all of its property except for any defects or failure of title which could not reasonably be expected to have a Material Adverse Effect, subject to no Lien of any kind except Permitted Liens pursuant to the Credit Agreement;
     (j) all historical information heretofore or contemporaneously furnished by Guarantor in writing to any Agent or Lender for purposes of or in connection with this Guaranty or the Credit Agreement is, to the knowledge of Guarantor, true and accurate in all material respects on the date as of which such information is dated and not incomplete by omitting to state any material fact necessary to make such information (taken as a whole) not materially misleading at such time;

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     (k) except in each case as could not reasonably be expected to have a Material Adverse Effect (i) Guarantor is in compliance with all applicable Environmental Laws, (ii) Guarantor has all Environmental Approvals required to operate its business as presently conducted and is in compliance with the terms and conditions thereof, and (iii) Guarantor has not received any communication (written or oral) from a Governmental Authority that alleges Guarantor is not in compliance with all Environmental Laws and Environmental Approvals. There is no Environmental Claim pending or, to Guarantor’s knowledge, threatened against Guarantor which could reasonably be expected to have a Material Adverse Effect. Without in any way limiting the generality of the foregoing, except in each case as could not reasonably be expected to have a Material Adverse Effect there are no on-site or off-site locations in which Guarantor has stored, disposed or arranged for the disposal of Materials of Environmental Concern in violation of any Environmental Law;
     (l) Guarantor is, and after giving effect to the incurrence of all obligations being incurred in connection with this Guaranty, will be Solvent; and
     (m) the capitalization of Guarantor consists of 100 ordinary shares, no par value, which are issued and outstanding. The shares have been duly authorized and validly issued and are fully paid and non-assessable, and no action has been taken to subject the shares of capital stock of such entity to any Lien, except for such Liens created or arising under the Loan Documents.
     Section 14. Implied Waiver. No failure on the part of any of the Beneficiaries to exercise, no delay in exercising, and no course of dealing with respect to, any right or remedy hereunder will operate as a waiver thereof; nor will any single or partial exercise of any right or remedy hereunder preclude any other further exercise of any other right or remedy.
     Section 15. Survival of Representations. All representations and warranties contained herein shall survive the execution and delivery of this Guaranty regardless of any investigation made by any of the Beneficiaries or any other Person.
     Section 16. Severable Provisions. To the fullest extent permitted by applicable law, any provision of this Guaranty which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or of any provision in any other Loan Document to which Guarantor is a party, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
     Section 17. Integration. This Guaranty and the other Loan Documents to which Guarantor is a party represent the agreement of Guarantor and the Beneficiaries with respect to the subject matter hereof, and there are no premises, undertakings, representations or warranties by Guarantor or any of the Beneficiaries relative to the subject matter hereof not expressly set forth or referred to herein or in such other documents.
     Section 18. No Third-Party Beneficiaries. This Guaranty shall be binding upon the successors and assigns of Guarantor and shall inure to the benefit of, and shall be enforceable by,

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the Beneficiaries to the fullest extent permitted by applicable laws. This Guaranty shall not be deemed to create any right in any Person except the Beneficiaries, and their successors and assigns and shall not be construed in any respect to be a contract in whole or in part for the benefit of any other Person; provided, however, that this Guaranty may be assigned in connection with any assignment of the Credit Agreement and the other Loan Documents.
     Section 19. Amendments Only in Writing. No amendment of or supplement to this Guaranty, or waiver or modification of, or consent under, the terms hereof, shall be effective unless evidenced by an instrument in writing signed by Guarantor and the Administrative Agent on behalf of the Beneficiaries.
     Section 20. Notices. Any notice or other communication to Guarantor hereunder must be in writing and may be given by hand, courier, or registered or certified mail (or a substantially similar form of mail), or by facsimile transmission addressed as follows:

InterOil Products Limited
[ ]
Port Moresby
Papua New Guinea
Attn: [ ]
Fax No. [ ]
Guarantor may, by written notice to the Administrative Agent, change the address to which notices to it shall be directed. Any notice or other communication hereunder shall be deemed to have been given when received by the addressee.
     Section 21. No Assignment. Guarantor shall not be entitled to assign, in whole or in part, this Agreement or its rights and obligations hereunder.
     IN WITNESS WHEREOF, Guarantor has caused this Guaranty to be duly executed as a deed by its Authorized Officer as of the Effective Date.

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THE COMMON SEAL of INTEROIL PRODUCTS LIMITED, the fixing of which was witnessed by:

Signature of director	Signature of director/secretary

Name	Name

OR

SIGNED, SEALED and DELIVERED for INTEROIL PRODUCTS LIMITED under power of attorney in the presence of:

Signature of attorney

Signature of witness	Name

Name	Date of power of attorney

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EXHIBIT E
Form of Pledge Agreement
PLEDGE AND SECURITY AGREEMENT
     THIS PLEDGE AND SECURITY AGREEMENT, dated as of May [___], 2006, is made by [PLEDGOR], a [                    ], in favor of MERRILL LYNCH CAPITAL CORPORATION, in its capacity as Collateral Agent for the benefit of the Secured Parties (as defined in that certain Credit Agreement, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among INTEROIL CORPORATION, as Borrower, the lenders from time to time a party thereto (the “Lenders”), MERRILL LYNCH CAPITAL CORPORATION, in its capacity as Administrative Agent for the Lenders, MERRILL LYNCH CAPITAL CORPORATION and CLARION FINANZ AG, as Co-Lead Arrangers and Co-Bookrunners, and MERRILL LYNCH CAPITAL CORPORATION, in its capacity as Collateral Agent).
W I T N E S S E T H:
     WHEREAS, pursuant to the Credit Agreement, the Borrower has requested that the Lenders establish a credit facility providing for the Tranche A Loans and the Tranche B Loans (collectively, the “Loans”);
     WHEREAS, the Borrower will use the proceeds of the Loans for the purposes set forth in the Credit Agreement, and for no other purpose;
     WHEREAS, the Pledgor owns, as of the date hereof, all of the [issued and outstanding] shares (the “[___] Shares”) of [                    ], a [                    ] corporation (“[___]”); and
     WHEREAS, it is a condition precedent to the making of the Loans by the Lenders under the Credit Agreement and the making of the other extensions of credit by the Secured Parties under the Loan Documents that the Pledgor shall have executed and delivered this Agreement and granted the pledge and security interest contemplated by this Agreement.
     NOW, THEREFORE, in consideration of the premises and in order to induce the Lenders to enter into the Credit Agreement and to induce the Lenders and the other Secured Parties to make the extensions of credit to the Borrower under the Loan Documents, the Pledgor hereby agrees with the Collateral Agent for the benefit of the Secured Parties as follows:
ARTICLE 1 - DEFINITIONS.
     (a) Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement. Unless otherwise defined in this ARTICLE 1, terms used in the New York UCC as in effect from time to time, which are used herein, shall have the meanings given to those terms in the New York UCC as in effect from time to time.

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     (b) The following terms shall have the following meanings:
     “Agreement” means this Pledge and Security Agreement, as the same may be amended, supplemented or otherwise modified from time to time.
     “Credit Agreement” has the meaning ascribed to that term in the preamble hereof.
     “Investment Property” means the collective reference to (i) all “investment property” as such term is defined in Section 9-102(a)(49) of the New York UCC and (ii) whether or not constituting “investment property” as so defined, all Pledged Interests (as defined in Article 1(a) of this Agreement).
     “[___]” means [                    ], a [                    ].
     “[___] Organic Documents” means the articles of incorporation, by-laws and other organizational documents, as amended from time to time, of [___].
     “[___] Shares” has the meaning ascribed to that term in the recitals hereof.
     “Lenders” has the meaning ascribed to that term in the preamble hereof.
     “Loans” has the meaning ascribed to that term in the recitals hereof.
     “Pledged Collateral” has the meaning ascribed to that term in Section 2.
     “Pledged Interests” has the meaning ascribed to that term in Section 2.
     “Pledgor” means [                    ], a [                    ].
     “Proceeds” means all “proceeds” as such term is defined in Section 9-102(a)(64) of the UCC and, in any event, shall include, without limitation, all dividends or other income from the Investment Property, collections thereon or Distributions or payments with respect thereto.
     “New York UCC” means the Uniform Commercial Code as from time to time in effect in the State of New York.
     “Securities Act” means the Securities Act of 1933, as amended.
     “USA PATRIOT Act” means United States Public Law 107-56, 115 Stat. 272 (2001) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) of 2001, and the rules and regulations promulgated thereunder from time to time in effect.
GRANT OF SECURITY INTEREST.
     The Pledgor hereby pledges, collaterally assigns and transfers to the Collateral Agent, and hereby grants to the Collateral Agent, for the ratable benefit of the Secured Parties, a first

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lien on and continuing first priority security interest in, all of the following property now owned or at any time hereafter acquired by the Pledgor or in which the Pledgor now has or at any time in the future acquires any right, title or interest (collectively, the “Pledged Collateral”), as collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the Obligations:
     (i) the [___] Shares identified in Schedule l hereto, or other ownership interests of whatever class or character of [___], now or hereafter owned by the Pledgor, together with, in each case, any certificates evidencing the same (collectively, the “Pledged Interests”) and all of the Pledgor’s rights under the [___] Organic Documents (including all of its right, title and interest to participate in the operation or management of [___] and all of the Pledgor’s right, title and interest to property, assets and distributions under such [___] Organic Documents, but not any of the obligations of a shareholder of [___] (unless the Collateral Agent or any Secured Party shall become a shareholder as a result of its exercise of remedies pursuant to the terms hereof);
     (ii) all interests, shares, securities, moneys or property representing a distribution on any of the Pledged Interests, or resulting from a split-up, revision, reclassification or any change of the Pledged Interests or otherwise received in exchange therefor, and any and all non-cash dividends, cash, stock splits, reclassifications, rights, instruments, subscription warrants, options or other investment property and other property or Proceeds from time to time received, receivable or otherwise distributed or issued to the holders of, in respect of, or in exchange for, the Pledged Interests, including all accounts, general intangibles and present and future rights to receive money or other distributions or payments arising out of or in connection with the Pledged Interests or the Pledgor’s rights under the [___] Organic Documents;
     (iii) without affecting the obligations of the Pledgor under any provision prohibiting such action hereunder or under the Loan Documents in the event of any consolidation or merger involving [___] in which [___] is not the surviving corporation, all ownership interests of any class or character of the successor entity owned by the Pledgor formed by or resulting from such consolidation or merger; and
     (iv) all Proceeds of and to any of the property of the Pledgor described in this Article (including all causes of action, claims and warranties now or hereafter held by the Pledgor or to which the Pledgor may in the future be entitled in respect of any of the items listed above), and, to the extent related to any property described in said clauses or such Proceeds, all books, correspondence, credit files, records, invoices and other papers.
ARTICLE 2 REPRESEANTATIONS AND WARRANTIES.
     The Pledgor represents and warrants to the Collateral Agent and the Secured Parties as follows:

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     Section 2.1 Organization; Powers; Compliance with Law and Contractual Obligations.
     The Pledgor (a) is validly organized and existing and in good standing under the laws of the Commonwealth of the Bahamas, (b) is duly qualified to do business as is now being conducted and as is proposed to be conducted and is in good standing as a foreign corporation in each jurisdiction where the nature of its business requires such qualification; (c) has all requisite power and authority and holds all material requisite Governmental Approvals to enter into and perform its obligations under each Loan Document to which it is a party, to grant the security interests on the Pledged Collateral pursuant to this Agreement and to conduct its business substantially as currently conducted by it and (d) is in compliance with all Laws, governmental regulations, court decrees, orders and contractual obligations applicable to it, except, with respect to clauses (b) and (d) to the extent that the failure to comply therewith would not reasonably be expected to have a Material Adverse Effect.
     Section 2.2 Due Authorization; Non-Contravention.
     The execution, delivery and performance by the Pledgor of each Loan Document to which it is a party are within the Pledgor’s corporate powers, have been duly authorized by all necessary corporate action and do not:
     (a) contravene the Pledgor’s organizational documents;
     (b) contravene any Law, governmental regulation, court decree or order or material contractual obligation binding on or affecting the Pledgor; or
     (c) result in, or require the creation or imposition of, any Lien on any of the Pledgor’s properties other than Liens created by the Security Documents.
     Section 2.3 Governmental Approvals.
     Except as may be disclosed on Schedule 4.7 of the Credit Agreement, other than the filing of financing statements in the appropriate filing office with respect to the perfection of the security interest created hereunder, no consent, authorization, approval or other action by, and no filing with, any Governmental Authority is required either for the grant by the Pledgor of the security interest granted hereby or for the execution, delivery or performance of any Loan Document to which the Pledgor is a party.
     Section 2.4 Validity.
     Each Loan Document to which the Pledgor is a party constitutes the legal, valid and binding obligation of the Pledgor enforceable in accordance with their respective terms (except as may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally and general principles of equity).

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     Section 2.5 Litigation.
     Except as disclosed in the Credit Agreement, no litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the best knowledge of the Pledgor, threatened against or affecting the Pledgor or any of its properties, rights, revenues or assets, which could reasonably be expected to impair the value of the Pledged Collateral.
     Section 2.6 Foreign Assets Control Regulations.
     The Pledgor (a) is not and will not become a Person or entity described by section 1 of Executive Order 13224 of September 24, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (12 C.F.R. 595), and the Pledgor does not knowingly engage in dealings or transactions with any such Persons or entities and (b) is not in violation of the USA PATRIOT Act.
     Section 2.7 Title; No Other Liens.
     Except for the security interest granted to the Collateral Agent for the ratable benefit of the Secured Parties pursuant to this Agreement, the Pledgor is the sole record and beneficial owner of, and has good and marketable title to, the Pledged Collateral, free and clear of any and all Liens or claims of others. No financing statement or other public notice with respect to all or any part of the Pledged Collateral is on file or of record in any public office, except such as have been filed in favor of the Collateral Agent, for the ratable benefit of the Secured Parties, pursuant to this Agreement.
     Section 2.8 Perfected First Priority Liens.
     The security interests granted pursuant to this Agreement (a) upon completion of the actions specified on Schedule 2 will constitute valid perfected security interests in all of the [___] Shares in favor of the Collateral Agent, for the ratable benefit of the Secured Parties, as collateral security for the Obligations, enforceable in accordance with the terms hereof against all creditors of the Pledgor and any other Persons and (b) are the only Liens on the Pledged Collateral.
     Section 2.9 Jurisdiction of Organization; Chief Executive Office.
     On the date hereof, the Pledgor’s jurisdiction of organization, identification number from the jurisdiction of organization (if any) and the location of the Pledgor’s registered office in its jurisdiction of organization are specified on Schedule 3.
     Section 2.10 Investment Property.
     (a) The Pledged Interests are, and any Pledged Interests owned by Pledgor hereafter will be, duly authorized, and none of such Pledged Interests is or will be subject to any contractual restriction, or any restriction under the [___] Organic Documents, upon the transfer of such Pledged Interests (except for any such restriction contained herein).

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     (b) The Pledged Interests constitute: (i) all of the issued and outstanding interests, shares or other ownership interests of any class or character of [___], and (ii) all of the interests, shares or other ownership interests of any class or character of [___] beneficially owned by the Pledgor on the date hereof (whether or not registered in the name of the Pledgor) and Schedule 1 correctly identifies, as of the date hereof, the [___] Shares constituting the Pledged Interests.
     Section 2.11 Assets.
     The assets of the Pledgor consist solely of the [___] Shares.
ARTICLE 3 COVENANTS
     The Pledgor hereby covenants and agrees with the Collateral Agent and the Secured Parties that, while this Agreement is in effect:
     Section 3.1 Delivery of Instruments, Certificated Securities and Chattel Paper.
     If any Pledged Collateral, including any of the [___] Shares identified on Schedule 1, or any amount payable under or in connection with any of the Pledged Collateral shall be or become evidenced by any instrument, certificated security or chattel paper, such instrument, certificated security or chattel paper shall be immediately delivered to the Collateral Agent, duly indorsed in a manner satisfactory to the Collateral Agent, to be held as Pledged Collateral pursuant to this Agreement.
     Section 3.2 Maintenance of Perfected Security Interest; Further Documentation.
     (a) The Pledgor shall maintain the security interest created by this Agreement as a perfected first priority security interest and shall defend such security interest against the claims and demands of all Persons whomsoever (other than Permitted Liens).
     (b) At any time and from time to time, upon the written request of the Collateral Agent and at the sole expense of the Pledgor, the Pledgor will promptly and duly execute and deliver, and have recorded, such further instruments and documents, and take all further action, that the Collateral Agent may reasonably request for the purpose of obtaining or preserving the full benefits of this Agreement and the rights and remedies herein granted, including, without limitation, (i) filing any financing or continuation statements under the New York UCC (or other similar laws) with respect to the security interests created hereby and (ii) taking any actions necessary to enable the Collateral Agent to obtain “control” (within the meaning of the New York UCC) with respect thereto.
     Section 3.3 Changes in Name, etc.
     The Pledgor will not, except upon 15 days’ prior written notice to the Collateral Agent and delivery to the Collateral Agent of all additional executed financing statements and other documents reasonably requested by the Collateral Agent to maintain the validity, perfection and

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priority of the security interests provided for herein, (i) change its jurisdiction of organization or the location of its registered office from that referred to in Section 2.9 or (ii) change its name.
     Section 3.4 Notices.
     The Pledgor will advise the Collateral Agent and the Secured Parties promptly, in reasonable detail, of:
     (a) any Lien (other than security interests created hereby and any other Permitted Lien) on any of the Pledged Collateral; and
     (b) of the occurrence of any other event that could reasonably be expected to have a material adverse effect on the aggregate value of the Pledged Collateral or on the security interests created hereby.
     Section 3.5 Books and Records.
     The Pledgor shall keep full and accurate records relating to the Pledged Collateral, and stamp or otherwise mark such books and records in order to reflect the security interests granted by this Agreement.
     Section 3.6 Inspection.
     The Pledgor shall permit representatives of the Collateral Agent, upon reasonable notice, at any time during normal business hours to inspect and make abstracts from its books and records pertaining to the Pledged Collateral, and to receive copies of all communications and remittances relating to the Pledged Collateral, and Pledgor shall forward copies of any material notices or communications received by the Pledgor with respect to the Pledged Collateral, all in such manner as the Collateral Agent may require.
     Section 3.7 No Transfer of Interest in [___].
     Except as permitted by this Agreement and the other Loan Documents, the Pledgor shall not cause, suffer or permit any sale, assignment, conveyance, pledge or other transfer of all or any portion of the Pledgor’s ownership interest in any portion of the Pledged Collateral unless the applicable transferee executes a pledge agreement in a form substantially similar to this Agreement.
     Section 3.8 Distributions.
     Unless and until an Event of Default has occurred and is continuing, the Pledgor shall be entitled to receive and retain any and all distributions on the Pledged Collateral paid in cash in compliance with the Credit Agreement. If the Pledgor in its capacity as a shareholder of [___] receives any distribution that is not permitted by the Loan Documents, the Pledgor shall hold such distribution as trustee for, and shall promptly deliver the same to, the Collateral Agent.

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     Section 3.9 Amendments to [___] Organic Documents.
     The Pledgor shall not authorize, seek to cause or permit any amendment, supplement, modification or waiver of any provision of the [___] Organic Documents in any material respect unless the Collateral Agent shall have received a certificate of any Authorized Officer of the Pledgor certifying that such amendment, supplement, modification or waiver, as the case may be, could not reasonably be expected to impair, in any material respect, the Pledged Collateral or the rights of the Collateral Agent therein or thereto.
     Section 3.10 Bankruptcy of [___].
     The Pledgor shall not authorize, seek to cause or permit [___] to commence a voluntary case or other proceeding seeking liquidation, reorganization or other similar relief with respect to itself or its debts under any bankruptcy, insolvency or similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or of any substantial part of its property or to consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or to make a general assignment for the benefit of creditors.
     Section 3.11 Voting; Powers.
     So long as no Event of Default shall have occurred and be continuing, the Pledgor shall have the right to exercise all voting, consensual and other powers of ownership pertaining to the Pledged Collateral for all purposes; provided, that the Pledgor agrees that it will not (i) vote the Pledged Collateral, exercise rights or take any other action in any manner that would materially impair the Pledged Collateral or the rights of the Collateral Agent therein or with respect thereto or that is inconsistent with the terms of this Agreement or the Loan Documents, (ii) vote to enable, or take any other action to permit, [___] to issue any equity securities of any nature or to issue any other securities convertible into, or granting the right to purchase or exchange for any equity security, securities of any nature of [___], except as expressly permitted by the Credit Agreement, (iii) create, incur or permit to exist any Lien or option in favor of, or any claim of any Person with respect to, any of the Pledged Collateral, or any interest therein, except for the security interests created by this Agreement or (iv) enter into any agreement or undertaking restricting the right or ability of the Pledgor or the Collateral Agent to sell, assign or transfer any of the Pledged Collateral except as expressly provided in the Credit Agreement; and the Collateral Agent shall execute and deliver to the Pledgor or cause to be executed and delivered to the Pledgor all such proxies, powers of attorney, dividends and other orders, and all such instruments, without recourse, as the Pledgor may reasonably request for the purpose of enabling the Pledgor to exercise the rights and powers that it is entitled to exercise pursuant to this Section 3.11.
     Section 3.12 Bank and Investment Accounts.
     The Pledgor shall not establish or maintain any bank or investment accounts without the consent of the Collateral Agent, which consent will only be given if a security interest is granted over such account(s) in form and substance acceptable to the Collateral Agent.

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     Section 3.13 Maximum Monetary Amount of Obligations.
     The Parties acknowledge that the maximum monetary amount of Obligations payable by the Pledgor and secured by this Agreement is $70,000,000 in the aggregate.
ARTICLE 4 REMEDIAL PROVISIONS
     Section 4.1 Pledged Interests.
     (a) If any Event of Default shall have occurred, then so long as such Event of Default shall continue, and whether or not any Secured Party exercises any available right to declare any of the Obligations due and payable or seeks or pursues any other relief or remedy available to it under applicable Law or under this Agreement or the other Loan Documents, (i) unless such Event of Default and the requirements of this clause (i) have been waived by the Required Lenders, all distributions on the Pledged Collateral shall be paid directly to the Collateral Agent and retained by it as part of the Pledged Collateral, and, if the Collateral Agent shall so request in writing, the Pledgor agrees to execute and deliver to the Collateral Agent appropriate additional dividend, distribution and other orders and documents to that end, and (ii) upon the Collateral Agent’s request, any or all of the Pledged Collateral shall be registered in the name of the Collateral Agent or its nominee, and the Collateral Agent or its nominee may thereafter exercise (x) all voting and other rights pertaining to such Pledged Collateral at any meeting of officers of [___] or otherwise and (y) any and all rights of conversion, exchange and subscription and any other rights, privileges or options pertaining to such Pledged Collateral as if it were the absolute owner thereof (including, without limitation, the right to exchange at its discretion any and all of the Pledged Collateral upon the merger, consolidation, reorganization, recapitalization or other fundamental change in the corporate or other organizational structure of [___], or upon the exercise by the Pledgor or the Collateral Agent of any right, privilege or option pertaining to such Pledged Collateral, and in connection therewith, the right to deposit and deliver any and all of the Pledged Collateral with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as the Collateral Agent may determine), all without liability except to account for property actually received by it, but the Collateral Agent shall have no duty to the Pledgor to exercise any such right, privilege or option and shall not be responsible for any failure to do so or delay in so doing; provided, that if such Event of Default is waived or cured, any such distribution theretofore paid to the Collateral Agent shall, upon request of the Pledgor and except to the extent theretofore applied to the Obligations by the Collateral Agent, be returned by the Collateral Agent to the Pledgor.
     (b) In furtherance of the foregoing, the Pledgor shall further execute and deliver to the Collateral Agent a proxy in the form attached hereto as Exhibit A with respect to the Pledged Interests owned by the Pledgor.
     (c) The Pledgor hereby authorizes and instructs [___] to comply with any instruction received by it from the Collateral Agent in writing that (x) states that an Event of Default has occurred and is continuing and (y) is otherwise in accordance with the terms of this Agreement, without any other or further instructions from the Pledgor.

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     Section 4.2 Proceeds to be Turned Over to Collateral Agent or Depositary Bank.
     If any Event of Default shall have occurred and be continuing, all payments thereafter received by the Pledgor under or in connection with the Pledged Collateral shall be received in trust for the benefit of the Collateral Agent, shall be segregated from other funds of the Pledgor and shall be forthwith paid over to the Collateral Agent in the same form as so received (with any necessary endorsement).
     Section 4.3 Application of Proceeds.
     If an Event of Default shall have occurred and be continuing, at any time at the Collateral Agent’s election, the Collateral Agent may apply all or any part of Proceeds constituting Pledged Collateral in payment of the Obligations in the following order:
     First, to pay incurred and unpaid fees and expenses of the Administrative Agent and the Collateral Agent under the Loan Documents;
     Second, to the Administrative Agent, for the benefit of the Lenders, for application by it towards payment of amounts then due and owing and remaining unpaid in respect of the Obligations, pro rata among the Secured Parties according to the amounts of the Obligations then due and owing and remaining unpaid to the Secured Parties;
     Third, to the Administrative Agent, for the benefit of the Lenders, for application by it towards prepayment of the Obligations, pro rata among the Secured Parties according to the amounts of the Obligations then held by the Secured Parties; and
     Fourth, any balance remaining after the Obligations shall have been paid in full shall be paid over to the Pledgor or to whomsoever may be lawfully entitled to receive the same.
     Section 4.4 Code and Other Remedies.
     (a) If an Event of Default shall occur and be continuing, the Collateral Agent, on behalf of the Secured Parties, may exercise, in addition to all other rights and remedies granted to them in this Agreement and in any other instrument or agreement securing, evidencing or relating to the Obligations, all rights and remedies of a secured party under the New York UCC or any other applicable Law. Without limiting the generality of the foregoing, the Collateral Agent, without demand of performance or other demand, presentment, protest, advertisement or notice of any kind (except any notice required by Law referred to below) to or upon the Pledgor or any other Person (all and each of which demands, defenses, advertisements and notices are hereby waived), may in such circumstances forthwith collect, receive, appropriate and realize upon the Pledged Collateral (including by application of any of the monies held by or on behalf of it as part of the Pledged Collateral, for the purposes and in the order provided in Section 4.3), or any part thereof, and/or may forthwith sell, lease, assign, give option or options to purchase, or otherwise dispose of and deliver the Pledged Collateral or any part thereof (or contract to do

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any of the foregoing), in one or more parcels at public or private sale or sales, at any exchange, broker’s board or office of the Collateral Agent or any Secured Party or elsewhere upon such terms and conditions as it may deem advisable and at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk. The Collateral Agent or any Secured Party shall have the right upon any such public sale or sales, and, to the extent permitted by Law, upon any such private sale or sales, to purchase the whole or any part of the Pledged Collateral so sold, free of any right or equity of redemption in the Pledgor, which right or equity is hereby waived and released. The Pledgor further agrees, at the Collateral Agent’s request, to assemble the Pledged Collateral and make it available to the Collateral Agent at places which the Collateral Agent shall reasonably select, whether at the Pledgor’s premises or elsewhere. The Collateral Agent shall apply the net Proceeds of any action taken by it pursuant to this Section 4.4, after deducting all reasonable costs and expenses of every kind incurred in connection therewith or incidental to the care or safekeeping of any of the Pledged Collateral or in any way relating to the Pledged Collateral or the rights of the Collateral Agent and the Secured Parties hereunder, including, without limitation, reasonable attorneys’ fees and disbursements, to the payment in whole or in part of the Obligations, in such order as the Collateral Agent may elect, and only after such application and after the payment by the Collateral Agent of any other amount required by any provision of Law, including, without limitation, Section 9-615(a)(3) of the New York UCC, need the Collateral Agent account for the surplus, if any, to the Pledgor. To the extent permitted by applicable Law, the Pledgor waives all claims, damages and demands it may acquire against the Collateral Agent or any Secured Party arising out of the exercise by them of any rights hereunder. If any notice of a proposed sale or other disposition of Pledged Collateral shall be required by Law, such notice shall be deemed reasonable and proper if given at least ten days before such sale or other disposition.
     (b) Instead of exercising the power of sale provided in Section 4.4(a), the Collateral Agent may proceed by a suit or suits at law or in equity to foreclose the security interest under this Agreement and sell the Pledged Collateral or any portion thereof under a judgment or decree of a court or courts of competent jurisdiction.
     (c) The Collateral Agent, as attorney-in-fact pursuant to ARTICLE 5 hereof, may, in the name and stead of the Pledgor, make and execute all conveyances, assignments and transfers of the Pledged Collateral sold pursuant to Section 4.4(b) or Section 4.4(c) hereof, and the Pledgor hereby ratifies and confirms all that the Collateral Agent, as said attorney-in-fact, shall do by virtue hereof. Nevertheless, the Pledgor shall, if so requested by the Collateral Agent, ratify and confirm any sale or sales by executing and delivering to the Collateral Agent, or to such purchaser or purchasers, all such instruments as may, in the judgment of the Collateral Agent, be advisable for such purpose.
     (d) The receipt of the Collateral Agent for the purchase money paid at any sale made by it shall be a sufficient discharge therefor to any purchaser of the Pledged Collateral, or any portion thereof, sold as aforesaid; and no such purchaser (or the representatives or assigns of such purchaser), after paying such purchase money and receiving such receipt, shall be bound to see to the application of such purchase money or any part thereof or in any manner whatsoever be answerable for any loss, misapplication or nonapplication of any such purchase money, or any

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part thereof, or be bound to inquire as to the authorization, necessity, expediency or regularity of any such sale.
     (e) The Collateral Agent shall incur no liability as a result of the sale of the Pledged Collateral, or any part thereof, at any private sale conducted in accordance with the provisions of the Loan Documents and otherwise in a commercially reasonable manner. The Pledgor hereby waives, to the full extent permitted by applicable Laws, any claims against the Collateral Agent and/or any Secured Party arising by reason of the fact that the price at which the Pledged Collateral, or any part thereof, may have been sold at a private sale was less than the price that might have been obtained at a public sale or was less than the aggregate amount of the Obligations, even if the Collateral Agent accepts the first offer received which the Collateral Agent in good faith deems to be commercially reasonable under the circumstances and does not offer the Pledged Collateral to more than one offeree. To the fullest extent permitted by Law, the Pledgor shall have the burden of proving that any such sale of the Pledged Collateral was conducted in a commercially unreasonable manner.
     (f) No sale or disposition of all or any part of the Pledged Collateral by the Collateral Agent pursuant to this Section 4.4 shall be deemed to relieve the Pledgor of its obligations in respect of the Obligations, except to the extent that the Proceeds thereof are applied by the Collateral Agent to the payment of such Obligations. All rights and remedies of the Collateral Agent are cumulative and in addition to every other right, power and remedy given hereunder or under any other Loan Document now or hereafter existing at law or in equity or otherwise.
     (g) The Pledgor hereby agrees that in respect of any sale of the Pledged Collateral pursuant to the terms hereof, the Collateral Agent is hereby authorized to comply with any limitation or restriction in connection with such sale as it may be advised by counsel is necessary in order to avoid any violation of applicable Laws, or in order to obtain any required approval of the sale or of the purchaser by any Governmental Authority or official, and the Pledgor further agrees that such compliance shall not result in such sale being considered or deemed not to have been made in a commercially reasonable manner, nor shall the Collateral Agent be liable or accountable to the Pledgor for any discount allowed by reason of the fact that such Pledged Collateral is sold in compliance with any such limitation or restriction.
     Section 4.5 Registration Rights.
     (a) If the Collateral Agent shall determine to exercise its right to sell any or all of the Pledged Collateral pursuant to ARTICLE 4 of this Agreement, and if in the opinion of the Collateral Agent it is necessary or advisable to have the Pledged Collateral, or that portion thereof to be sold, registered under the provisions of the Securities Act, the Pledgor will cause [___] to (i) execute and deliver, and cause the directors and officers of [___] to execute and deliver, all such instruments and documents, and do or cause to be done all such other acts as may be, in the opinion of the Collateral Agent, necessary or advisable to register the Pledged Collateral, or that portion thereof to be sold, under the provisions of the Securities Act, (ii) use its best efforts to cause the registration statement relating thereto to become effective and to remain effective for a period of one year from the date of the first public offering of the Pledged

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Collateral, or that portion thereof to be sold, and (iii) make all amendments thereto and/or to the related prospectus which, in the opinion of the Collateral Agent, are necessary or advisable, all in conformity with the requirements of the Securities Act and the rules and regulations of the SEC applicable thereto. The Pledgor agrees to cause [___] to comply with the provisions of the securities or “Blue Sky” laws of any and all jurisdictions that the Collateral Agent shall designate and to make available to its security holders, as soon as practicable, an earnings statement (which need not be audited), which will satisfy the provisions of Section 11(a) of the Securities Act.
     (b) The Pledgor recognizes that the Collateral Agent may be unable to effect a public sale of any or all the Pledged Collateral, by reason of certain prohibitions contained in the Securities Act and applicable state securities laws or otherwise, and may be compelled to resort to one or more private sales thereof to a restricted group of purchasers, which will be obliged to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof. The Pledgor acknowledges and agrees that any such private sale may result in prices and other terms less favorable than if such sale were a public sale and, notwithstanding such circumstances, agrees that any such private sale shall be deemed to have been made in a commercially reasonable manner. The Collateral Agent shall be under no obligation to delay a sale of any of the Pledged Collateral for the period of time necessary to permit [—} to register such securities for public sale under the Securities Act, or under applicable state securities laws, even if [___] would agree to do so.
     (c) The Pledgor agrees to use its best efforts to do or cause to be done all such other acts as may be necessary to make such sale or sales of all or any portion of the Pledged Collateral pursuant to this Section 4.5 valid and binding and in compliance with any and all other applicable requirements of Law.
     (d) The Pledgor further agrees that a breach of any of the covenants contained in this ARTICLE 4 will cause irreparable injury to the Collateral Agent and the Lenders, that the Collateral Agent and the Lenders have no adequate remedy at law in respect of such breach and, as a consequence, that each and every covenant contained in this ARTICLE 4 shall be specifically enforceable against the Pledgor, and the Pledgor hereby waives and agrees not to assert any defenses against an action for specific performance of such covenants except for a defense that no Event of Default has occurred.
ARTICLE 5 THE COLLATERAL AGENT
     Section 5.1 Collateral Agent Appointed Attorney-in-Fact.
     (a) The Pledgor hereby irrevocably constitutes and appoints the Collateral Agent and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of the Pledgor and in the name of the Pledgor or in its own name, for the purpose of carrying out the terms of this Agreement, to take any and all appropriate action and to execute any and all documents and instruments, which may be necessary or desirable to accomplish the purposes of this Agreement, and, without limiting the generality of the foregoing, the Pledgor hereby gives the Collateral Agent the power

13

and right, on behalf of the Pledgor, without notice to or assent by the Pledgor, to do any or all of the following:
     (i) in the name of the Pledgor or its own name, or otherwise, take possession of and indorse and collect any checks, drafts, notes, acceptances or other instruments for the payment of moneys due under the [___] Organic Documents, or any account or general intangible arising thereunder or out of the Pledged Collateral and file any claim or take any other action or proceeding in any court of law or equity or otherwise deemed appropriate by the Collateral Agent for the purpose of collecting any and all such moneys due under the [___] Organic Documents or any account or general intangible arising thereunder or out of the Pledged Collateral whenever payable;
     (ii) pay or discharge taxes and Liens levied or placed on or threatened against the Pledged Collateral;
     (iii) exercise all rights, powers and principles to the same extent as an officer of [___];
     (iv) execute, in connection with any sale provided for in Section 4.4 any indorsements, assignments or other instruments of conveyance or transfer with respect to the Pledged Collateral; and
     (v) (A) direct [___] to make payment of any and all moneys due or to become due in respect of the Pledged Collateral to make such payment directly to the Collateral Agent or as the Collateral Agent shall direct; (B) ask or demand for, collect and receive payment of and receipt for, any and all moneys, claims and other amounts due or to become due at any time in respect of or arising out of any Pledged Collateral; (C) commence and prosecute any suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect the Pledged Collateral or any portion thereof and to enforce any other right in respect of any Pledged Collateral; (D) defend any suit, action or proceeding brought against the Pledgor with respect to any Pledged Collateral; (E) settle, compromise or adjust any such suit, action or proceeding and, in connection therewith, give such discharges or releases as the Collateral Agent may deem appropriate; and (F) generally, sell, transfer, pledge and make any agreement with respect to or otherwise deal with any of the Pledged Collateral as fully and completely as though the Collateral Agent were the absolute owner thereof for all purposes, and do, at the Collateral Agent’s option and the Pledgor’s expense, at any time, or from time to time, all acts and things that the Collateral Agent deems necessary to protect, preserve or realize upon the Pledged Collateral and the Collateral Agent’s and the Secured Parties’ security interests therein and to effect the intent of this Agreement, all as fully and effectively as the Pledgor might do.
     Anything in this Section 5.1(a) to the contrary notwithstanding, the Collateral Agent agrees that it will not exercise any rights under the power of attorney provided for in this Section 5.1(a) unless an Event of Default shall have occurred and be continuing.

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     (b) If the Pledgor fails to perform or comply with any of its agreements contained herein, unless pursuant to a dispute contested in good faith, then the Collateral Agent, at its option, but without any obligation so to do, may perform or comply, or otherwise cause performance or compliance, with such agreement.
     (c) The expenses of the Collateral Agent incurred in connection with actions undertaken as provided in this Section 5.1, together with interest thereon at a rate per annum equal to the highest rate per annum at which interest would then be payable on any category of past-due Loans under the Credit Agreement, from the date of payment by the Collateral Agent to the date reimbursed by the Pledgor, shall be payable by the Pledgor to the Collateral Agent on demand.
     (d) The Pledgor hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof. All powers, authorizations and agencies contained in this Agreement are coupled with an interest and are irrevocable until this Agreement is terminated and the security interests created hereby are released.
     Section 5.2 Duty of Collateral Agent.
     The Collateral Agent’s sole duty with respect to the custody, safekeeping and physical preservation of the Pledged Collateral in its possession, under Section 9-207 of the New York UCC or otherwise, shall be to deal with it with reasonable care and in the same manner as the Collateral Agent deals with similar property for its own account. Neither the Collateral Agent, any Secured Party nor any of their respective officers, directors, employees or agents shall be liable for failure to demand, collect or realize upon any of the Pledged Collateral or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Pledged Collateral upon the request of the Pledgor or any other Person or to take any other action whatsoever with regard to the Pledged Collateral or any part thereof. The powers conferred on the Collateral Agent and the Secured Parties hereunder are solely to protect the Collateral Agent’s and the Secured Parties’ interests in the Pledged Collateral and shall not impose any duty upon the Collateral Agent or any Secured Party to exercise any such powers. The Collateral Agent and the Secured Parties shall be accountable only for amounts that they actually receive as a result of the exercise of such powers, and neither they nor any of their officers, directors, employees or agents shall be responsible to the Pledgor for any act or failure to act hereunder, except for their own gross negligence or willful misconduct.
     Section 5.3 Execution of Financing Statements.
     Pursuant to any applicable Law, the Pledgor authorizes the Collateral Agent to file or record financing statements and other filing or recording documents or instruments with respect to the Pledged Collateral without the signature of the Pledgor in such form and in such offices as the Collateral Agent determines appropriate to perfect the security interests of the Collateral Agent under this Agreement. The Pledgor hereby ratifies and authorizes the filing by the Collateral Agent of any financing statement with respect to the Pledged Collateral made prior to the date hereof.

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     Section 5.4 Authority of Collateral Agent.
     The Pledgor acknowledges that the rights and responsibilities of the Collateral Agent under this Agreement with respect to any action taken by the Collateral Agent or the exercise or non-exercise by the Collateral Agent of any option, voting right, request, judgment or other right or remedy provided for herein or resulting or arising out of this Agreement shall, as between the Collateral Agent and the Secured Parties, be governed by the CAMA and by such other agreements with respect thereto as may exist from time to time among them, but, as between the Collateral Agent and the Pledgor, the Collateral Agent shall be conclusively presumed to be acting as agent for the Secured Parties with full and valid authority so to act or refrain from acting, and the Pledgor shall be under no obligation, or entitlement, to make any inquiry respecting such authority.
ARTICLE 6 MISCELLANEOUS
     Section 6.1 Amendments in Writing.
     None of the terms or provisions of this Agreement may be waived, amended, supplemented or otherwise modified except in accordance with Section 13.5 of the Credit Agreement.
     Section 6.2 Notices.
     All notices, requests and demands to or upon the Collateral Agent or the Pledgor hereunder shall be effected in the manner provided for in Section 13.1 of the Credit Agreement; provided, that any such notice, request or demand to or upon the Collateral Agent shall be addressed to the Collateral Agent at its address specified in the CAMA and any such notice, request or demand to or upon the Pledgor shall be addressed to the Pledgor at its address specified on Schedule 3 hereto.
     Section 6.3 No Waiver by Course of Conduct; Cumulative Remedies; Waivers.
     (a) Neither the Collateral Agent nor any Secured Party shall by any act (except by a written instrument pursuant to Section 5.1), delay, indulgence, omission or otherwise be deemed to have waived any right or remedy hereunder or to have acquiesced in any Default or Event of Default. No failure to exercise, nor any delay in exercising, on the part of the Collateral Agent or any Secured Party, any right, power or privilege hereunder shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver by the Collateral Agent or any Secured Party of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy the Collateral Agent or such Secured Party would otherwise have on any future occasion. The rights and remedies herein provided are cumulative, may be exercised singly or concurrently and are not exclusive of any other rights or remedies provided by Law.

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     (b) The Pledgor hereby waives and relinquishes, to the maximum extent permitted by applicable Law, all rights and remedies accorded to pledgors, sureties or guarantors and agrees not to assert or take advantage of any such rights or remedies, including: (i) any right to require the Collateral Agent or the other Secured Parties at any time to pursue any other remedy in the Collateral Agent’s or any other Secured Party’s power before proceeding against the Pledgor; (ii) any defense that may arise by reason of the incapacity, lack of power or authority, death, dissolution, merger, termination or disability of the Pledgor, [___] or any other Person or the failure of the Collateral Agent or any other Secured Party to file or enforce a claim against the estate (in administration, bankruptcy or any other proceeding) of the Pledgor, [___] or any other Person; (iii) any right to require the Collateral Agent to give any notices of any kind, including notices of nonpayment, nonperformance, protest, dishonor, default, delinquency or acceleration, or to make any presentments, demands or protests, except as set forth herein or expressly provided in the other Loan Documents; (iv) any right under any Law purporting to reduce the Pledgor’s obligations hereunder if the Obligations are reduced other than as a result of payment of such Obligations; (v) any defense based on the repudiation of the Loan Documents by the Pledgor or any other Person, the failure by the Collateral Agent or the other Secured Parties to enforce any claim against the Pledgor, [___] or any other Person or the unenforceability in whole or in part of any Loan Documents; (vi) any right to insist upon, plead or in any manner whatever claim or take the benefit or advantage of, any appraisal, valuation, stay, extension, marshaling of assets, redemption or similar Law, or exemption, whether now or at any time hereafter in force, which may delay, prevent or otherwise affect the performance by the Pledgor of its obligations under, or the enforcement by the Collateral Agent of, this Agreement; (vii) any defense based upon an election of remedies by the Collateral Agent or the other Secured Parties, including an election to proceed by non-judicial rather than judicial foreclosure, which destroys or otherwise impairs the subrogation rights of the Pledgor, the right of the Pledgor to proceed against [___] or the failure by [___] to do any act or thing or to observe or perform any covenant, condition or agreement to be observed or performed by it under the Loan Documents; (viii) any defense, setoff or counterclaim, which may at any time be available to or asserted by the Pledgor against the Collateral Agent, the other Secured Parties or any other Person under the Loan Documents; (ix) any duty on the part of the Collateral Agent or any other Secured Party to disclose to the Pledgor any facts the Collateral Agent or any other Secured Party may now or hereafter know about [___], regardless of whether the Collateral Agent or any other Secured Party has reason to believe that any such facts materially increase the risk beyond that which the Pledgor intends to assume, or has reason to believe that such facts are unknown to the Pledgor, or has a reasonable opportunity to communicate such facts to the Pledgor; and (x) any defense based on any change in the time, manner or place of any payment under, or in any other term of, the Loan Documents or any other amendment, renewal, extension, acceleration, compromise or waiver of or any consent or departure from the terms of the Loan Documents.
     (c) To the extent permitted by applicable Law, the Pledgor waives the posting of any bond otherwise required of the Collateral Agent in connection with any judicial process or proceeding to obtain possession of, replevy, attach or levy upon the Pledged Collateral, to enforce any judgment or other security for the Obligations, to enforce any judgment or other court order entered in favor of the Collateral Agent, or to enforce by specific performance, temporary restraining order, preliminary or permanent injunction, this Agreement or any other

17

agreement or document between the Pledgor, the Collateral Agent and the Secured Parties. The Pledgor further agrees that upon the occurrence and during the existence of an Event of Default, the Collateral Agent may elect to nonjudicially or judicially foreclose against any real or personal property security it holds for the Obligations or any part thereof, or to exercise any other remedy against the Pledgor or any other Person, any security or any guarantor, even if the effect of that action is to deprive the Pledgor of the right to collect reimbursement from [___] or any other Person for any sums paid by the Pledgor to the Collateral Agent for the benefit of the Secured Parties.
     Section 6.4 Enforcement Expenses; Indemnification.
     (a) The Pledgor agrees to pay or reimburse each Secured Party and the Collateral Agent for all its reasonable costs and expenses incurred in collecting against the Pledged Collateral or otherwise enforcing or preserving any rights under this Agreement, including, without limitation, the fees and disbursements of counsel to each Secured Party and of counsel to the Collateral Agent.
     (b) The Pledgor agrees to pay, and to save the Collateral Agent and the Secured Parties harmless from, any and all liabilities with respect to, or resulting from any delay in paying, any and all stamp, excise, sales or other taxes, which may be payable or determined to be payable with respect to any of the Pledged Collateral or in connection with any of the transactions contemplated by this Agreement.
     (c) The Pledgor agrees to cause [___] to pay, and to save the Collateral Agent and the Secured Parties harmless from, any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of this Agreement, other than those resulting from the gross negligence or willful misconduct of the Collateral Agent or any Secured Party.
     (d) The agreements in this Section 6.4 shall survive repayment of the Obligations and all other amounts payable under the Credit Agreement and the other Loan Documents.
     Section 6.5 Successors and Assigns.
     This Agreement shall be binding upon the successors and assigns of the Pledgor and shall inure to the benefit of the Collateral Agent and the Secured Parties and their successors and assigns; provided, that, the Pledgor may not assign, transfer or delegate any of its rights or obligations under this Agreement without the prior written consent of the Collateral Agent.
     Section 6.6 Subrogation.
     While this Agreement is in effect, (i) the Pledgor shall not have any right of subrogation and waives all rights to enforce any remedy that the Secured Parties may now have or hereafter have against [___], and waives the benefit of, and all rights to participate in, any security now or hereafter held by the Collateral Agent or any other Secured Party from [___] and (ii) the Pledgor

18

waives any claim, right or remedy that the Pledgor may now have or hereafter acquire against [___], which arises hereunder and/or from the performance by the Pledgor’s contribution, indemnification or participation in any claim, right or remedy of the Secured Parties against [___], or any security that the Secured Parties now have or hereafter acquire, whether or not such claim, right or remedy arises in equity, under contract, by statute, under common law or otherwise. Any amount paid to the Pledgor on account of any such subrogation rights while this Agreement is in effect shall be held in trust for the benefit of the Collateral Agent and shall immediately thereafter be paid to the Collateral Agent for the benefit of the Secured Parties.
     Section 6.7 Security Interest Absolute.
     All rights of the Collateral Agent and the Secured Parties and the security interest hereunder, and all obligations of the Pledgor hereunder, shall be absolute and unconditional irrespective of: (a) any lack of validity or enforceability of the Loan Documents or any other agreement or instrument relating thereto; (b) the failure of any Secured Party (i) to assert any claim or demand or to enforce any right or remedy against the Pledgor, any Affiliate of the Pledgor or any other Person under the provisions of the Loan Documents or otherwise or (ii) to exercise any right or remedy against any other guarantor of, or collateral securing, any of the Obligations; (c) any change in the time, manner or place of payment of, or in any other term of the Obligations (including any increase in the amount thereof), or any other amendment or waiver of or any consent to any departure from the Loan Documents; (d) any reduction, limitation, impairment or termination of any of the Obligations for any reason other than the indefeasible payment in full in cash of the Obligations or the written agreement of the Secured Parties to terminate the Obligations in full, but including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to, and the Pledgor hereby waives any right to or claim of, any defense or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality, non-genuineness, irregularity, compromise, unenforceability of or any other event or occurrence affecting, any Obligation of the Pledgor, any Affiliate of the Pledgor or otherwise; (e) any amendment to, rescission, waiver or other modification of, or any consent to depart from, any of the terms of the Loan Documents; (f) any exchange, surrender, release or non-perfection of any Pledged Collateral, or any release, amendment or waiver or addition of or consent to departure from any other security interest held by any Secured Party securing any of the Obligations; (g) any bankruptcy or insolvency of [___], the Pledgor or any other Person; or (h) any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Pledgor (other than the defense of payment).
     Section 6.8 Counterparts.
     This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts (including by telecopy), and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

19

     Section 6.9 Severability.
     Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
     Section 6.10 Section Headings.
     The Section headings used in this Agreement are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.
     Section 6.11 Integration.
     This Agreement and the other Loan Documents represent the agreement of the Pledgor, the Collateral Agent and the Secured Parties with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by the Collateral Agent or any Secured Party relative to the subject matter hereof and thereof not expressly set forth or referred to herein or in the other Loan Documents.
     Section 6.12 GOVERNING LAW.
     THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, EXCEPT AS REQUIRED BY MANDATORY PROVISIONS OF LAW AND EXCEPT TO THE EXTENT THE VALIDITY, PERFECTION OR PRIORITY OF THE SECURITY INTERESTS HEREUNDER ARE GOVERNED BY THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK.
     Section 6.13 Submission To Jurisdiction; Waivers.
     The Pledgor hereby irrevocably and unconditionally:
     (a) submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Loan Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York, and appellate courts from any thereof;
     (b) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

20

     (c) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the Pledgor at its address referred to in Section 6.2 or at such other address of which the Collateral Agent shall have been notified pursuant thereto;
     (d) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction; and
     (e) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section any special, exemplary, punitive or consequential damages.
     Section 6.14 Acknowledgments.
     The Pledgor hereby acknowledges that:
     (a) it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Loan Documents to which it is a party;
     (b) neither the Collateral Agent nor any Secured Party has any fiduciary relationship with or duty to the Pledgor arising out of or in connection with this Agreement or any of the other Loan Documents, and the relationship between the Pledgor, on the one hand, and the Collateral Agent and Secured Parties, on the other hand, in connection herewith or therewith is solely that of debtor (or guarantor of debtor) and creditor; and
     (c) no joint venture is created hereby or by the other Loan Documents or otherwise exists by virtue of the transactions contemplated hereby among the Secured Parties or among the Pledgor and the Secured Parties.
     Section 6.15 Releases.
     (a) At such time as the Loans and the other Obligations shall have been paid in full, the Pledged Collateral shall be released from the Liens created hereby, and this Agreement and all obligations (other than those expressly stated to survive such termination) of the Collateral Agent and the Pledgor hereunder shall terminate, all without delivery of any instrument or performance of any act by any party, and all rights to the Pledged Collateral shall revert to the Pledgor. At the request and sole expense of the Pledgor following any such termination, the Collateral Agent shall deliver to the Pledgor any Pledged Collateral held by the Collateral Agent hereunder, and execute and deliver to the Pledgor such documents as the Pledgor shall reasonably request to evidence such termination.
     (b) If any of the Pledged Collateral shall be sold, transferred or otherwise disposed of by the Pledgor in a transaction permitted by the Credit Agreement, then the Collateral Agent, at the request and sole expense of the Pledgor, shall execute and deliver to the Pledgor all releases or other documents reasonably necessary or desirable for the release of the Liens created hereby on such Pledged Collateral.

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     Section 6.16 WAIVER OF JURY TRIAL.
     THE PLEDGOR HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.
     Section 6.17 Reinstatement.
     This Agreement and the obligations of the Pledgor hereunder shall continue to be effective or be automatically reinstated, as the case may be, if at any time any payment pursuant to this Agreement is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, reorganization or liquidation of the Pledgor, [___] or any other Person a party to the Loan Documents or upon the dissolution of, or appointment of any intervenor or conservator of, or trustee or similar official for, the Pledgor, [___] or any other Person a party to the Loan Documents or any substantial part of the Pledgor’s, [___]’s or any other such Person’s assets, or otherwise, all as though such payments had not been made, and the Pledgor shall pay the Collateral Agent on demand all reasonable costs and expenses (including reasonable fees of counsel) incurred by the Collateral Agent in connection with such rescission or restoration.
     Section 6.18 Limitation of Liability.
          No claim shall be made by the Pledgor against the Collateral Agent or the Secured Parties or any of their Affiliates, directors, employees, attorneys or agents for any loss of profits, business or anticipated savings, special or punitive damages or any indirect or consequential loss whatsoever in respect of any breach or wrongful conduct (whether or not the claim therefor is based on contract, tort or duty imposed by law), in connection with, arising out of or in any way related to the transactions contemplated by this Agreement or the other Loan Documents or any act or omission or event occurring in connection therewith; and the Pledgor and [___] hereby waive, release and agree not to sue upon any such claim for any such damages, whether or not accrued and whether or not known or suspected to exist in their favor, which are not the result of the gross negligence or willful misconduct by the Collateral Agent.

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     IN WITNESS WHEREOF, the parties hereto, by their officers duly authorized, have caused this Agreement to be duly executed and delivered as of the date first above written.

[PLEDGOR]

By:

Name:
Title:

Address for Notices: Attention: Phone: Fax:

MERRILL LYNCH CAPITAL CORPORATION, as Collateral Agent

By:

Name:
Title:

By:

Name:
Title:

Address for Notices: Attention: Phone: Fax:

EXHIBIT A
IRREVOCABLE PROXY
          The undersigned hereby appoints                                          not in its individual capacity, but solely as Collateral Agent under the Pledge and Security Agreement, dated as of [                    ], 200[___], between [Pledgor], a [                    ] (the “Pledgor”) and Merrill Lynch Capital Corporation (the “Collateral Agent”), to act as Proxy with full power of substitution, and hereby authorizes the Collateral Agent to represent and vote all of the shares in [                                        ] owned by the undersigned on the date of exercise hereof after the occurrence and during the existence of an Event of Default under, and as defined in the Credit Agreement, among InterOil Corporation, as Borrower, the Lenders from time to time a party thereto, Merrill Lynch Capital Corporation, in its capacity as Administrative Agent for the Lenders, Merrill Lynch Capital Corporation and Clarion Finanz AG, as Co-Lead Arrangers and Co-Bookrunners, and Merrill Lynch Capital Corporation in its capacity as Collateral Agent.
     Date:

[PLEDGOR]
By:
Name:
Title:

SCHEDULE 1
PLEDGED INTERESTS

Owner	Ownership Interest in [__] Shares
[Pledgor]	100%

SCHEDULE 2
ACTIONS REQUIRED TO PERFECT SECURITY INTERESTS
     Delivery by the Pledgor of the [___] Shares to the Collateral Agent.
SCHEDULE 3
NOTICE ADDRESS OF PLEDGOR;
LOCATION OF JURISDICTION OF ORGANIZATION AND REGISTERED OFFICE
     [Pledgor], a [                    ], with its registered office located at [                                         ].

EXHIBIT F
Form of IPL Security Agreement (Fixed and Floating Charge)
Fixed and Floating
Charge
InterOil Products Limited
Merrill Lynch Capital Corporation
© Blake Dawson Waldron 2006

CONTENTS

1. INTERPRETATION	0
1.1 Definitions	0
1.2 Rules for interpreting this document	7
1.3 Business Days	8
2. CHARGE	8
2.1 Charging provision	8
2.2 Priority	8
2.3 Fixed and floating charge	8
2.4 Licence to deal with Floating Charge Property	8
2.5 Crystallisation	9
2.6 Floating nature of charge restored	9
2.7 Priorities	10
2.8 Exception	10
3. RESTRICTIONS ON DEALING WITH CHARGED PROPERTY	10
4. REPRESENTATIONS AND WARRANTIES	10
4.1 General representations and warranties	10
4.2 Representations and warranties regarding Charged Property	12
4.3 Repetition of representations and warranties	12
4.4 Reliance on representations and warranties	12
4.5 No representations by the Chargee	13
5. CHARGOR’S UNDERTAKINGS	13
5.1 General undertakings	13
5.2 Financial undertakings	14
5.3 Undertakings regarding Charged Property	14
6. CHARGEE’S POWERS	15
6.1 Chargee may exercise powers without notice	15
6.2 Chargee's right to make good a default	16
6.3 Powers on enforcement	16
6.4 Inspection	16
6.5 Calls	16
7. POWER OF ATTORNEY	17
7.1 Appointment of Attorneys	17
7.2 General	18
8. ENFORCEMENT	19
8.1 Circumstances when this document may be enforced	19
8.2 Enforcement despite earlier payment	19
9. DEFAULT INTEREST	19
9.1 Chargor must pay interest	19
9.2 Interest after judgment	19
9.3 Accrual and calculation of interest	20
10. APPOINTMENT OF RECEIVER	20
10.1 Appointment	20
10.2 Receiver other than as Chargor’s agent	20
10.3 Powers of Receiver	21
11. PROTECTION OF CHARGEE AND APPOINTEES	23
11.1 Protection of Chargee and Receiver	23
11.2 Conflict of interests	23
11.3 Liability for loss	24
12. PROTECTION OF THIRD PARTIES	24

12.1 Dealings under this document	24
12.2 Receipts	24
13. APPLICATION OF MONEY	25
13.1 Order	25
13.2 Only actual receipts credited	25
13.3 Compensation	26
14. CONTINUING SECURITY AND THIRD PARTY PROVISIONS	26
14.1 Nature of obligations and enforcement	26
14.2 Preservation of Chargor’s obligations	26
14.3 Continuity	28
14.4 Limitations on Chargor’s rights	28
14.5 No marshalling	29
14.6 Effect of Insolvency Event	29
15. INDEMNITIES	30
15.1 Indemnity for breach or preservation of rights	30
15.2 Indemnity for exercise of rights or proceedings	30
15.3 Recovery from Charged Property	31
16. DISCHARGE	31
17. CONSENT TO DISCLOSURE	31
18. NOTICES	32
18.1 How to give a notice	32
18.2 When a notice is given	32
18.3 Address for notices	33
19. AMENDMENT AND ASSIGNMENT	33
19.1 Amendment	33
19.2 Assignment	33
20. GENERAL	34
20.1 Governing law	34
20.2 Liability for expenses	34
20.3 Giving effect to this document	34
20.4 Waiver of rights	35
20.5 Operation of this document	35
20.6 Operation of indemnities	35
20.7 Consents	36
20.8 Statements by Chargee	36
20.9 Set-off	36
20.10 No merger	36
20.11 Exclusion of contrary legislation	36
20.12 Tax	37
20.13 Counterparts	37
20.14 Attorneys	37
ii.

FIXED AND FLOATING CHARGE

DATE	2006
PARTIES
          InterOil Products Limited, a Papua New Guinea company (Chargor)
          Merrill Lynch Capital Corporation (Chargee)
     OPERATIVE PROVISIONS
1. INTERPRETATION
1.1 Definitions
     The following definitions apply in this document.
Accounts means, for a period, a profit and loss statement (or statement of financial performance) and statement of cashflows for that period, and a balance sheet (or statement of financial position) as at the end of that period, together with any notes to them and any statement or report (including any directors’ declaration and any auditors’ report) that is required by applicable law to be prepared in relation to them.
Attorney means an attorney appointed under this document.
Authorisation means:
(a)	an authorisation, consent, declaration, exemption, notarisation or waiver, however it is described;

(b)	in relation to anything that could be prohibited or restricted by law if a Government Agency acts in any way within a specified period, the expiry of that period without that action being taken, including any renewal or amendment.
Authorised Representative means, for a party:
(c)	a company secretary or director of the party or an employee of the party whose title includes the word “manager” or “director”;

(d)	a person who is acting temporarily in one of those positions; or

(e)	a person, or a person holding a position, nominated by the party to the other party.
Business Day means:
(f)	for determining when a notice, consent or other communication is given, a day that is not a Saturday, Sunday or public holiday in the place to which the notice, consent or other communication is sent; and

(g)	for any other purpose, a day (other than a Saturday, Sunday or public holiday) on which banks are open for general banking business and the Chargee is open for business in Port Moresby.
Charge means the charge created by clause 2.
Charged Property means all the Chargor’s interest in all its property anywhere (real and personal, and present and future) including its uncalled capital and its called but unpaid capital for the time being.
Chargee means Merrill Lynch Capital Corporation, the person in whose favour this document is given.
Collateral Security means any Encumbrance or Guarantee (other than the Charge) from any person that secures or otherwise provides for payment of any Secured Money.
Companies Act means the Companies Act 1997.
Controller means, in relation to a person’s property:
(h)	a receiver or receiver and manager of that property; or

(i)	anyone else who (whether or not as agent for the person) is in possession, or has control, of that property to enforce an Encumbrance.
Credit Agreement means the credit agreement between InterOil Corporation, a corporation duly organised in accordance with the laws of New Brunswick, Canada, the Chargee and Clarion Finanz AG dated [4] May 2006.
Encumbrance means a mortgage, charge, pledge, lien, hypothecation or title retention arrangement, a right of set-off or right to withhold payment of a deposit or other money, a notice under section 356 of the Income Tax Act 1959 or any similar legislation, or an easement, restrictive covenant, caveat or similar restriction over property, or an agreement to create any of them or to allow any of them to exist.
Event of Default has the meaning given in the Credit Agreement.

1.

Excluded Tax means a Tax on net income in any jurisdiction, other than:
(a)	a Tax that is calculated on or by reference to the gross amount of any payment derived by a party under a IPL Document, or the transactions that a IPL Document contemplates; or

(b)	a Tax that is imposed because a party is regarded as being subject to tax in a jurisdiction solely because it is a party to a IPL Document or because it is participating in the transactions that a IPL Document contemplates.
Financial Indebtedness means an obligation (whether present or future, actual or contingent) to pay or deliver any money or commodity under or in respect of any financial accommodation including under or in respect of any:
(j)	money borrowed or raised;

(k)	redeemable or repurchaseable share or stock;

(l)	bill of exchange, promissory note or other financial instrument (whether or not transferable or negotiable);

(m)	put option or buyback or discounting arrangement in respect of any property;

(n)	lease, licence or other arrangement in respect of any property entered into primarily to raise finance or to finance the acquisition of that property (other than a lease, licence or arrangement which may be accounted for as an operating lease under applicable generally accepted accounting principles);

(o)	hire purchase or deferred payment obligation for any property or service;

(p)	interest or currency swap or hedge arrangement, financial option, futures contract or analogous transaction; or

(q)	arrangement which achieves the same or a similar commercial effect as or to any of the above, and any Guarantee of Financial Indebtedness of another person.
Fixed Charge Property means all the Chargor’s right, title and interest (legal or equitable) both present and future in:
(r)	all real property (freehold and leasehold), all buildings and Fixtures on real property and all proceeds of sale of any of them;

(s)	fixed plant, machinery and equipment;

(t)	uncalled or unpaid capital;

2.

(u)	goodwill;

(v)	any marketable securities other than marketable securities that are acquired and disposed of in the course of the ordinary day to day business of the Chargor;

(w)	all benefits, claims and returns of premiums relating to Insurances;

(x)	all rights under documents or agreements of any kind, any Guarantee issued in its favour, all bills of exchange and other negotiable instruments held by it, and any Records concerning the Chargor’s business transactions;

(y)	all book and other debts payable to the Chargor, including the proceeds of those debts;

(z)	all Intellectual Property; and

(aa)	all money (including interest) standing to the credit of the Proceeds Account and the debt represented by that account.
Fixtures means all fixtures and fittings and fixed plant, machinery and equipment on any real property (freehold or leasehold) owned by the Chargor.
Floating Charge Property means all Charged Property that is not Fixed Charge Property.
Government Agency means:
(bb)	a government or government department or other body;

(cc)	a governmental, semi-governmental or judicial person; or

(dd)	a person (whether autonomous or not) who is charged with the administration of a law.
Guarantee means a guarantee, indemnity, letter of credit, performance bond, acceptance or endorsement, or other undertaking or obligation:
(ee)	to provide funds (including by the purchase of property), or otherwise to make property available, in or to enable payment or discharge of;

(ff)	to indemnify against the consequences of default in the payment of; or

(gg)	otherwise to be responsible for,
an obligation (whether or not it involves the payment of money), or otherwise to be responsible for the solvency or financial condition, of any other person.

3.

Guarantor means any person giving a Guarantee to the Chargee of the Chargor’s or the Borrower’s obligations relating to the Secured Money.
Insolvency Event means, in respect of a person:
(hh)	an order being made, or the person passing a resolution, for its winding up;

(ii)	an application being made to a court for an order for its winding up;

(jj)	an administrator being appointed to the person;

(kk)	(i) the person resolving to appoint a Controller or analogous person to the person or any of the person’s property;
(ii)	an application being made to a court for an order to appoint a Controller, provisional liquidator, trustee for creditors or in insolvency or bankruptcy or analogous person to the person or any of the person’s property; or

(iii)	an appointment of the kind referred to in subparagraph (ii) being made (whether or not following a resolution or application);
(ll)	the holder of a Security Interest taking possession of any of the person’s property;

(mm)	the person being taken under section 335 of the Companies Act to have failed to comply with a statutory demand;

(nn)	the person:
(i)	suspending payment of its debts, ceasing (or threatening to cease) to carry on all or a material part of its business, stating that it is unable to pay its debts or being or becoming otherwise insolvent; or

(ii)	being taken by applicable law to be (or if a court would be entitled or required to presume that the person is) unable to pay its debts or otherwise insolvent;
(oo)	the process of any court or authority being invoked against the person or any of its property to enforce any judgment or order for the payment of money or the recovery of any property;

(pp)	the person dying, ceasing to be of full legal capacity or otherwise becoming incapable of managing its own affairs for any reason;

(qq)	being adjudicated an insolvent under the Insolvency Act Chapter No. 253 or bankrupt under any analogous legislation;

4.

(rr)	the person taking any step toward entering into a compromise or arrangement with, or assignment for the benefit of, any of its members or creditors; or

(ss)	any analogous event,
unless this takes place as part of a solvent reconstruction, amalgamation, merger or consolidation that has been approved by the Chargee.
Insurances means all contracts and policies of insurance that are taken out by or on behalf of the Chargor or in which the Chargor has an interest.
Intellectual Property means software, copyrights, drawings, maps, patents, trade marks, trade secrets, technology rights, knowhow, formulae, recipes, mining information and data, confidential information, inventions and similar industrial, commercial and intellectual property in any form (including computer encoded or stored information) whether or not:
(tt)	registered;

(uu)	protected by statute; or

(vv)	reduced to writing.
IPL Document means:
(a)	this document;

(b)	the IPL Guaranty Agreement (as defined in the Credit Agreement);

(c)	any document that amends, supplements, replaces or novates any of the above; and

(ww)	any undertaking (whether or not in writing) by or to a party or its lawyers that is given under or relates to any of the above.
Material Adverse Effect has the meaning given in the Credit Agreement in relation to the Chargor.
Permitted Encumbrance means:
(xx)	an Encumbrance created under a IPL Document;

(yy)	a lien that arises by operation of law in the ordinary course of ordinary business, where the amount secured is not overdue or is being diligently contested in good faith;

5.

(zz)	an Encumbrance that the Chargee approves before it arises, where the amount secured does not increase, and the time for payment of that amount is not extended beyond the amount and time approved by the Chargee; or

(aaa)	any “Permitted Lien” as defined in the Credit Agreement.
Receiver means a receiver or a receiver and manager.
Records has the same meaning as records in the Companies Act.
Relevant Person means each of the Chargor, the Borrower, any Guarantor and any subsidiary of any of them.
Secured Money means all amounts (including damages) that are payable, owing but not payable, or that otherwise remain unpaid by the Chargor to the Chargee at any time pursuant to any IPL Document whether:
(bbb)	present or future, actual or contingent;

(ccc)	incurred alone, jointly, severally or jointly and severally;

(ddd)	the Chargor is liable on its own account or the account of, or as surety for, another person and without regard to the capacity in which the Chargor is liable;

(eee)	due to the Chargee alone or with another person;

(fff)	the Chargee is entitled for its own account or the account of another person;

(ggg)	arising from a banker and customer relationship or any other relationship;

(hhh)	originally contemplated by the Chargor or the Chargee or not; and

(iii)	the Chargee is the original person in whose favour the undertakings in this document or the Agreement were given or an assignee and, if the Chargee is an assignee:
(i)	whether or not the Chargor consented to or knew of the assignment;

(ii)	no matter when the assignment occurred; and

(iii)	whether or not the entitlements of that original person were assigned with the Charge.
Security Interest means an Encumbrance that secures the payment of money or the performance of an obligation, or any other interest or arrangement of any kind that gives a creditor priority over other creditors in relation to any property.

6.

Tax means a tax, levy, duty, charge, deduction or withholding, however it is described, that is imposed by law or by a Government Agency, together with any related interest, penalty, fine or other charge.
1.2	Rules for interpreting this document
Headings are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this document, except where the context makes it clear that a rule is not intended to apply.
(a)	A reference to:
(i)	legislation (including subordinate legislation) is to that legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

(ii)	a document or agreement, or a provision of a document or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

(iii)	a party to this document or to any other document or agreement includes a permitted substitute or a permitted assign of that party;

(iv)	a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and

(v)	anything (including a right, obligation or concept) includes each part of it.
(b)	A singular word includes the plural, and vice versa.

(c)	A word which suggests one gender includes the other genders.

(d)	If a word is defined, another part of speech has a corresponding meaning.

(e)	If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

(f)	The word agreement includes an undertaking or other binding arrangement or understanding, whether or not in writing.

(g)	The words subsidiary, holding company and related corporation have the same meanings as in the Companies Act.

(h)	A reference to kina or K is to an amount in Papua New Guinea currency.

7.

(i)	A reference to USD is to an amount in the currency of the United States of America.

(j)	In the event of any inconsistency between this document and the Credit Agreement, the Credit Agreement prevails to the extent of the inconsistency.
1.3	Business Days
If the day on or by which a person must do something under this document is not a Business Day:
(a)	if the act involves a payment that is due on demand, the person must do it on or by the next Business Day; and

(b)	in any other case, the person must do it on or by the previous Business Day.
2.	CHARGE
2.1	Charging provision
The Chargor as legal and beneficial owner, charges all the Charged Property in favour of the Chargee to secure the due and punctual payment of the Secured Money.
2.2	Priority
The Charge is a first ranking charge.
2.3	Fixed and floating charge
The Charge operates:
(a)	as a fixed charge over all Fixed Charge Property; and

(b)	subject to clause 2.5, as a floating charge over all Floating Charge Property.
2.4	Licence to deal with Floating Charge Property
Subject to clause 2.5, the Chargee licenses the Chargor to dispose of or otherwise deal with Floating Charge Property in the ordinary course of its ordinary business, but subject to the restrictions set out in the Credit Agreement.

8.

2.5	Crystallisation
The Charge will cease to operate as a floating charge and will operate as a fixed charge, and the licence under clause 2.4 will be withdrawn and revoked, automatically and immediately:
(a)	in relation to all Floating Charge Property, if:
(i)	the Chargor ceases or threatens to cease to carry on its business;

(ii)	an Insolvency Event occurs in respect of the Chargor; or

(iii)	this document is enforced;
(b)	in relation to part of the Floating Charge Property, if:
(i)	the Chargor creates or takes any step towards creating any Encumbrance over that part of the Floating Charge Property in breach of clause 3;

(ii)	the Chargor disposes of or deals with or takes any step towards disposing of or dealing with that part of the Floating Charge Property in breach of clause 3;

(iii)	any step is taken to levy or enforce any distress or other execution on or against that part of the Floating Charge Property or to enforce any Encumbrance relating to that part of the Floating Charge Property; or

(iv)	after an Event of Default, the Chargee gives notice to the Chargor that the Charge is to crystallise in relation to that part of the Floating Charge Property;
(c)	in relation to any proceeds of any debt or other money included in Floating Charge Property that may be or become payable for any reason to the Chargor, if after the occurrence of an Event of Default the Chargee gives notice to the Chargor that the Charge is to crystallise in relation to those proceeds; or

(d)	in relation to any money included in Floating Charge Property that may now or in the future be or become due to or held for the Chargor, or any other part of the Floating Charge Property that any Government Agency may in any way rank for payment of Taxes ahead of a floating charge, when the Chargor fails to pay any Taxes.
2.6	Floating nature of charge restored
If the Charge has become a fixed charge under clause 2.5 in relation to Floating Charge Property, the Chargee may at its sole discretion and without prejudice to the continued application of the terms of this document, restore the licence under clause 2.4 by notice to

9.

the Chargor so that the Charge will again operate as a floating charge and not as a fixed charge in relation to that Floating Charge Property. The Chargee is not obliged to do so.
2.7	Priorities
For the purposes of fixing priorities between the Charge and any subsequent charge registered under the Companies Act and for no other purposes, the Charge secures a prospective liability (being the liability to pay the Secured Money and to indemnify the Chargee, any Receiver and any Attorney as provided in this document) up to a maximum amount of USD150,000,000. The Charge may also secure prospective liabilities in excess of this specified maximum amount.
2.8	Exception
The Charge only applies to rights under documents or agreements to the extent that the terms of such document or agreement does not prohibit the creation of a charge by way of security over rights arising under such document or agreement. Where the creation of the Charge by way of security is prohibited, to the extent required by the Chargee, the Chargor will use its best endeavours to obtain consent for the creation of the Charge, and upon obtaining consent the rights arising under the relevant document or agreement form part of the Charged Property.
3.	RESTRICTIONS ON DEALING WITH CHARGED PROPERTY
Except as expressly permitted under the Credit Agreement, the Chargor must not:
(a)	create, attempt to create or permit to exist any Encumbrance in relation to the Charged Property (whether ranking ahead of, equally with or after, the Charge); or

(b)	subject to clause 2.4, dispose of, declare a trust over or otherwise create or permit the creation or existence of any interest in, or part with possession of, any Charged Property, without the Chargee’s prior written consent.
4.	REPRESENTATIONS AND WARRANTIES

4.1	General representations and warranties
     The Chargor represents and warrants to the Chargee that:
(a)	(status) it and each of its subsidiaries is a company under the Companies Act;

(b)	(power) it has full legal capacity and power to:
(i)	own its property and to carry on its business; and

10.

(ii)	enter into this document and to carry out the transactions that it contemplates;
(c)	(corporate authority) it has taken all corporate action that is necessary or desirable to authorise its entry into this document and its carrying out the transactions that it contemplates;

(d)	(Authorisations) it holds each Authorisation that is necessary or desirable to:
(i)	enable it to properly execute this document and to carry out the transactions that they contemplate;

(ii)	ensure that this document is legal, valid, binding and admissible in evidence; or

(iii)	enable it to properly carry on its business,
and it is complying with any conditions to which any of these Authorisations is subject;
(e)	(documents effective) this document constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors’ rights generally), and the Charge and each Collateral Security is an effective Security Interest over the property that is stated to be subject to it with the priority that it contemplates, subject to any necessary stamping or registration;

(f)	(ranking) its payment obligations under this document rank ahead of all its unsecured and unsubordinated payment obligations (whether present or future, actual or contingent), other than obligations that are mandatorily preferred by law;

(g)	(no contravention) neither its execution of this document, nor the carrying out by it of the transactions that they contemplate, does or will:
(i)	contravene any law to which it or its property is subject or any order of any Government Agency that is binding on it or its property;

(ii)	contravene any Authorisation;

(iii)	contravene any undertaking or instrument binding on it or its property;

(iv)	contravene its constitution; or

(v)	require it to make any payment or delivery in respect of any Financial Indebtedness before it would otherwise be obliged to do so;

11.

(h)	(no litigation) no litigation, arbitration, mediation, conciliation or administrative proceedings are taking place, pending, or to the knowledge of any of its officers after due inquiry, threatened which, if adversely decided, could have a Material Adverse Effect on it or any of its subsidiaries;

(i)	(no filings or Taxes) it is not necessary or desirable, to ensure that this document is legal, valid, binding or admissible in evidence, that this document or any other document be filed or registered with any Government Agency, or that any Taxes be paid (other than registration of this document with the Registrar of Companies and the payment of stamp duty on this document);

(j)	(no default) no Event of Default has occurred and is continuing, and it is not in breach of any document or agreement in a manner that could have a Material Adverse Effect on it;

(k)	(no Encumbrance) none of its property is subject to an Encumbrance other than a Permitted Encumbrance;

(l)	(no Controller) no Controller is currently appointed in relation to any of its property, or any property of any of its subsidiaries; and

(m)	(no trust) it is not entering into this document as trustee of any trust or settlement.
4.2	Representations and warranties regarding Charged Property
The Chargor represents and warrants that:
(a)	(title) it has good and full legal and beneficial right and title to, and full power to charge, the Charged Property in the manner provided in this document; and

(b)	(no Encumbrance) the Charged Property is free from all Encumbrances other than Permitted Encumbrances.
4.3	Repetition of representations and warranties
The representations and warranties in this clause are taken to be repeated on each date that the representations and warranties under the Credit Agreement are deemed to be repeated on the basis of the facts and circumstances as at that date, except for any such representations or warranties that relate to a certain, specified date.
4.4	Reliance on representations and warranties
The Chargor acknowledges that the Chargee has executed this document and agreed to take part in the transactions that this document contemplates in reliance on the representations and warranties that are made or repeated in this clause.

12.

4.5	No representations by the Chargee
The Chargor acknowledges that it has not relied and will not rely on any representation, statement or promise made by or on behalf of the Chargee in deciding to enter into this document or to exercise any right under it.
5.	CHARGOR’S UNDERTAKINGS
5.1	General undertakings
The Chargor must:
(a)	(obligation to pay) punctually pay the Secured Money when it becomes payable in accordance with the terms of any written agreement between the Chargor and the Chargee or, in the absence of any agreement or after default under any agreement, on demand by the Chargee;

(b)	(maintain status) maintain, and ensure that each of its subsidiaries maintains, its status as a company under the Companies Act;

(c)	(comply with law) comply with, and ensure that each of its subsidiaries complies with, all applicable law including by paying when due all Taxes for which it or its property is assessed or liable (except to the extent that these are being diligently contested in good faith and by appropriate proceedings and it or the relevant subsidiary has made adequate reserves for them);

(d)	(hold Authorisations) obtain and maintain each Authorisation that is necessary or desirable to:
(i)	execute this document and to carry out the transactions that they contemplate;

(ii)	ensure that this document is legal, valid, binding and admissible in evidence; or

(iii)	enable it to properly carry on its business,
and must comply with any conditions to which any of these Authorisations is subject; and
(e)	(registration and stamping) immediately at its own cost:
(i)	ensure that this document is registered (and not just provisionally) under section 222 of the Companies Act;

(ii)	register this document in any other places which the Chargee notifies to the Chargor if the Chargee is reasonably satisfied that registration is

13.

necessary or desirable to perfect the Charge or to protect the rights of the Chargee under this document; and
(iii)	ensure that this document is stamped for the proper amount in Papua New Guinea and in each jurisdiction in which this document is required to be stamped.
5.2 Financial undertakings
Except as otherwise permitted under the terms of the Credit Agreement, the Chargor must:
(a)	(negative pledge) not create or permit to exist any Encumbrance over any Charged Property, other than a Permitted Encumbrance;

(b)	(no Financial Indebtedness) not incur Financial Indebtedness, and must ensure that none of its subsidiaries incurs Financial Indebtedness, without the consent of the Chargee; and

(c)	(no disposal of property) not dispose of, declare a trust over or otherwise create an interest in, and must ensure that none of its subsidiaries disposes of, declares a trust over or otherwise creates an interest in, all or a substantial part of its property (either in one or several transactions, whether or not related) except:
(i)	as permitted by paragraph (a);

(ii)	with the consent of the Chargee;

(iii)	at arm’s length and for full value in a transaction that is entered into in the ordinary course of its ordinary business; or
5.3	Undertakings regarding Charged Property
The Chargor must:
(a)	(outgoings):
(i)	punctually pay all outgoings (including rent and Taxes) payable or deductible from it, other than any amount which it is contesting in good faith where failure to pay that amount will not have a Material Adverse Effect on it or prejudice the Charged Property;

(ii)	pay the contested amount after the final determination or settlement of the relevant contest; and

(iii)	on request by the Chargee, immediately hand to the Chargee evidence of every payment covered by this undertaking;

14.

(b)	(maintenance):
(i)	maintain the Charged Property in good condition; and

(ii)	promptly remedy every material defect in the condition of the Charged Property (fair wear and tear excepted) if required to do so by the Chargee;
(c) (acquisition of real property):
(i)	if it becomes bound to complete the acquisition of any real property (freehold or leasehold), promptly notify the Chargee; and

(ii)	if it receives any deed or document of title relating to the real property, promptly hand them to the Chargee;
(d)	(preserve and protect security) promptly do everything necessary or reasonably required by the Chargee to:
(i)	preserve and protect the value of Charged Property; or

(ii)	protect and enforce its title and the Chargee’s title as chargee to Charged Property;
(e)	(exercise rights) at the Chargee’s request, take any action reasonably required against any person to protect and enforce its rights relating to the Charged Property; and

(f)	(comply with obligations) do everything the Chargor is required to do under or in connection with Charged Property.
6.	CHARGEE’S POWERS
6.1	Chargee may exercise powers without notice
To the full extent permitted by law but subject to the Credit Agreement and the IPL Documents, the Chargee is not required to give any notice or allow any time to elapse before:
(a)	enforcing an IPL Document;

(b)	appointing a Receiver; or

(c)	exercising any power, right, discretion or remedy given to the Chargee by any law, and the Chargor waives any statutory requirements for notice or lapse of time.

15.

6.2	Chargee’s right to make good a default
(a)	If the Chargor breaches this document, the Chargee may do everything it considers to be necessary or desirable to attempt to remedy the breach to the Chargee’s satisfaction. The Chargee is not obliged to do so.

(b)	Paragraph (a) does not limit any other right the Chargee has under this document or at law.
6.3	Powers on enforcement
If this document has become enforceable, the Chargee or any of its Authorised Representatives, without notice to the Chargor, mayexercise any of the powers that might be exercised by a Receiver even if a Receiver has not been appointed.
6.4	Inspection
The Chargee or any of its Authorised Representatives may enter upon prior notice in accordance with clause 18 at any reasonable time on any land or building occupied by the Chargor or forming part of the Charged Property or in which any goods that form part of the Charged Property are located to:
(a)	inspect their state and condition; and

(b)	inspect and take copies of or extracts from any Records that in any way relate to Charged Property or the Chargor’s business.
6.5	Calls
(a)	If this document has become enforceable, the Chargor authorises the Chargee, each of the Chargee’s Authorised Representatives and any Receiver to:
(i)	make calls on the members of the Chargor in relation to the Chargor’s uncalled capital;

(ii)	sue (in the name of the Chargor or otherwise) to recover money due in relation to calls; and

(iii)	give valid receipts for that money.
If this document has become enforceable, the Chargor’s directors may not do so.
(b)	This authority is not terminated by any change in the Chargor’s directors and is assignable by the Chargee.

16.

7.	POWER OF ATTORNEY
7.1	Appointment of Attorneys
The Chargor irrevocably appoints the Chargee and each Authorised Representative of the Chargee, and as an independent appointment appoints any Receiver, severally as its attorney (the “Attorney”) and whether in the name of the Chargor or otherwise, at any time an Event of Default has occurred and is continuing, to:
(a)	(all acts necessary) do anything necessary or desirable in the opinion of the Chargee or the Attorney to:
(i)	give full effect to this document;

(ii)	better secure the Charged Property to the Chargee in a manner consistent with this document; or

(iii)	assist in the execution or exercise of any power,
including execute any transfer (including any transfer in blank) or other document;
(b)	(recover Charged Property) demand, sue for, recover and give discharge for Charged Property;

(c)	(commence actions) commence, carry on , enforce, settle, arrange and compromise any proceedings to obtain or enforce the payment or delivery of Charged Property;

(d)	(insolvency and winding up) take any necessary proceedings to procure a declaration of insolvency or the winding up of any Borrower of the Chargor in connection with the Charged Property, and attend and vote at meetings of creditors, receive dividends in any insolvency or winding up or appoint a proxy for any of these things;

(e)	(compound debts) compound, settle or compromise any debt of the Chargor in connection with the Charged Property;

(f)	(execute deeds) execute any deed of assignment, composition or release in connection with the Charged Property;

(g)	(exercise rights) exercise all or any powers, rights, discretions and remedies available under or in connection with the Charged Property (including rights available under the Companies Act or any other statute);

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(h)	(sell) sell or agree to sell (whether or not the Attorney has taken possession), exchange or otherwise dispose of(absolutely or conditionally) Charged Property (or agree to do so):
(i)	by public auction, private sale or tender for cash or on credit;

(ii)	with or without special conditions,(such as conditions as to title or time or methos of payment of purchase money) including by allowing the money to remain:
(A)	outstanding on the security of a mortgage over the property sold or over any other property; or

(B)	owing without any security;

(C)	on other terms as the Attorney considers desirable,
(i)	without being responsible for any loss;and

(j)	(general) do anything else that the Chargor must or may do, or that the Chargee may do, under this document or by law, at the Chargor’s cost.
Each Attorney may appoint and remove substitutes, and may delegate its powers (including this power of delegation) and revoke any delegation.
7.2	General
(a)	An Attorney may do anything contemplated by this clause even if the Attorney is affected by an actual or potential conflict of interest or duty, or might benefit from doing it.

(b)	An Attorney may do anything contemplated by this clause in its name, in the name of the Chargor or in the name of both of them.

(c)	The Chargor must ratify anything done by an Attorney under this clause.

(d)	The Chargor gives the power of attorney in this clause:
(i)	to secure performance by the Chargor of its obligations to the Chargee under this document and any property interest of the Chargee under this document; and

(ii)	for valuable consideration, receipt of which is acknowledged by the Chargor,

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which power of attorney shall remain irrevocable until full and unconditional payment and discharge of the Secured Money.
(e)	The powers of attorney and authorisations given in this clause shall be in addition to and shall not in any way prejudice or affect or be in any way prejudiced or affected by all other powers of attorney and authorisations given to the Chargee or the Receiver (as the case may be) under the other provisions herein and under the other IPL Documents and under law.
8.	ENFORCEMENT
8.1	Circumstances when this document may be enforced
The Secured Money will immediately become payable at the Chargee’s option (despite any delay or previous waiver of the right to exercise that option) without the need for any demand or notice, and this document will immediately become enforceable (whether or not the Secured Money has become payable in this manner), if an Event of Default occurs.
8.2	Enforcement despite earlier payment
This document may be enforced:
(a)	even if the Chargee accepts a payment of interest or other amount after any default; and

(b)	without the need for any notice to, or of any consent or agreement of, or enforcement of any rights against the Chargor or any other person.
9.	DEFAULT INTEREST
9.1	Chargor must pay interest
The Chargor must pay interest on each amount that is not paid when due (unless the Chargor or the Borrower is already required to pay interest on the unpaid amount by the terms of an agreement between the Chargee and the Chargor or the Borrower), from (and including) the day on which it falls due to (but excluding) the day on which it is paid in full, at the rate calculated in accordance with the Credit Agreement. This interest must be paid on demand.
9.2	Interest after judgment
If a liability of the Chargor becomes merged in a judgment or order, the Chargor, as an independent obligation, must pay interest on the amount of that liability, from (and including) the date of the judgment or order until it is paid in full, at the higher of the rate that applies under the judgment or order and the rate calculated in accordance with clause 9.1.

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9.3	Accrual and calculation of interest

Interest under this clause:
(a)	accrues daily; and

(b)	is calculated on the basis of the actual number of days on which interest has accrued and of a 365 day year.
10.	APPOINTMENT OF RECEIVER
10.1	Appointment

If this document has become enforceable (whether or not the Chargee has entered into possession of all or any of the Charged Property) the Chargee or any Authorised Representative of the Chargee may at any time:
(a)	appoint any person or any 2 or more persons jointly and severally to be a receiver or receiver and manager (or an additional receiver or receiver and manager) of Charged Property;

(b)	remove the Receiver and in case of the removal, retirement or death of any Receiver appoint another as a replacement; and

(c)	fix the remuneration of the Receiver.

Subject to clause 10.2 and the next sentence, every Receiver appointed under this subclause will be the Chargor’s agent and the Chargor alone will be responsible for his acts and defaults and remuneration. The Chargee may by notice to the Chargor and the Receiver require the Receiver to act as the Chargee’s agent.
10.2	Receiver other than as Chargor’s agent

The power to appoint a Receiver under this clause may be exercised even though:
(a)	at the time when this document becomes enforceable or when an appointment is made, an order may have been made or a resolution may have been passed to wind up the Chargor; or

(b)	a Receiver appointed in the circumstances specified in the preceding paragraph may not, or may not in some respects, act as the Chargor’s agent.

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10.3	Powers of Receiver

The Receiver will have full power to do all or any of the following:
(a)	(take possession) take possession of, collect and get in Charged Property and for that purpose to take proceedings (in the name of the Chargor or otherwise);

(b)	(give up possession) give up possession of Charged Property;

(c)	(exercise Chargee’s rights):
(i)	exercise all or any of the Chargee’s powers, rights, discretions and remedies under this document; and

comply with the directions given by the Chargee;
(d)	(borrow from Chargee):
(i)	borrow from the Chargee any money that may be required for any of the purposes mentioned in paragraph (c); and

(ii)	(in the name of the Chargor or otherwise) secure any money borrowed by mortgage or charge over Charged Property so that the mortgage or charge may rank in priority to, equally with or after the Charge, without the Chargee being bound to enquire whether the borrowing is necessary or proper or responsible for the misapplication or non-application of any money borrowed;

(e)	(exercise rights) exercise all or any powers, rights, discretions and remedies available under or in connection with the Charged Property (including rights available under the Companies Act or any other statute);

(f)	(registration) do everything necessary to obtain registration of the Charged Property in the Chargee’s name or in the name of the Chargee’s nominee;

(g)	(settle disputes):
(i)	settle, arrange and compromise any accounts, claims, questions or disputes that may arise in connection with the Charged Property or in any way relating to this document; and

(ii)	execute releases or other discharges in relation to the settlement, arrangement, or compromise;

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(h)	(sell) sell or agree to sell (whether or not the Receiver has taken possession), exchange or otherwise dispose of (absolutely or conditionally) Charged Property (or agree to do so):
(i)	by public auction, private sale or tender for cash or on credit;

(ii)	in one lot or in parcels;

(iii)	with or without special conditions, (such as conditions as to title or time or method of payment of purchase money) including by allowing the purchase money to remain:
(A)	outstanding on the security of a mortgage over the property sold or over any other property; or

(B)	owing without any security; and
(iv)	on other terms the Receiver considers desirable,

without being responsible for any loss;
(i)	(transfer on sale) execute transfers and assignments of Charged Property (including in the name of the Chargor), and do everything to complete any sale under paragraph (h) that the Receiver thinks necessary;
(j)	(insure) insure Charged Property that is of an insurable nature against risks of destruction, loss or damage for the amounts and on the terms that the Receiver thinks appropriate;
(k)	(employees and agents) engage employees, agents, advisers and contractors for any of the purposes of this clause on terms that the Receiver thinks appropriate;
(l)	(give receipts) give receipts for all money and other property that may come into the hands of the Receiver in exercise of any power given by this document;
(m)	(enforce contracts) carry out and enforce or otherwise obtain the benefit of all contracts:
(i)	entered into or held by the Chargor in connection with the Charged Property; or

(ii)	entered into in exercise of the powers given by this document;
(n)	(have Borrowers declared insolvent) have Borrowers declared insolvent and wind up companies and do everything in connection with any insolvency or winding up that the Receiver thinks desirable to recover or protect Charged Property;

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(o)	(perform undertakings) do everything necessary to perform any undertaking of the Chargor in this document;

(p)	(receive money) receive all money or other property payable or deliverable to the Chargor from Charged Property;

(q)	(desirable or incidental matters):
(i)	do or cause to be done everything that the Receiver thinks desirable in the interests of the Chargee; and

(ii)	do anything incidental to the exercise of any other power;
(r)	(take legal proceedings) take proceedings (including in the name of the Chargor) in connection with any of the above; and

(s)	(delegate) with the Chargee’s consent delegate any of the powers given to the Receiver by this clause to any person.
11.	PROTECTION OF CHARGEE AND APPOINTEES
11.1	Protection of Chargee and Receiver
(a)	The Chargee is not obliged to:
(i)	notify any Borrower or member of the Chargor or any other person of this document; or

(ii)	enforce payment of any money payable to the Chargor, or take any step or proceeding for any similar purpose,

but may do so if it so deems fit.
(b)	None of the Chargee, any of its Authorised Representatives or any Receiver is liable for any omission or delay in exercising any power, right, discretion or remedy under this document or for any involuntary loss or irregularity that may occur in relation to the exercise or non-exercise of any of them except to the extent of its own fraud, gross negligence or wilful misconduct.
11.2	Conflict of interests

The Chargee, an Authorised Representative of the Chargee or other person appointed by the Chargee under this document, an administrator of the Chargor appointed by the Chargee, an Attorney and a Receiver may exercise or agree to exercising a power given by this document or by law even though that person may have a conflict of interests in exercising the power.

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11.3	Liability for loss
(a)	The Chargee is not liable for any loss that the Chargor suffers as a direct or indirect result of:
(i)	the exercise or attempted exercise of, or failure to exercise, any of its rights contained in this document; and

(ii)	any release or dealing with any other Guarantee or Encumbrance (including any prejudice to or loss of the Chargor’s rights of subrogation),

except to the extent of its own fraud, gross negligence or wilful misconduct.
(b)	If the Chargee or a Receiver enters into possession of Charged Property, none of the Chargee, any of its Authorised Representatives or any Receiver is liable:
(i)	to account as mortgagee in possession or for anything except actual receipts; or

(ii)	for any loss on realisation or for any default or omission for which a mortgagee in possession might be liable,

except to the extent of its own fraud, gross negligence or wilful misconduct.
12.	PROTECTION OF THIRD PARTIES

12.1	Dealings under this document

A purchaser or other party to a disposal or dealing in attempted exercise of a power contained in this document is not:
(a)	bound to enquire whether there has been a default, whether a Receiver has been properly appointed or about the propriety or regularity of a sale, disposal or dealing; or

(b)	affected by notice that a sale, disposal or dealing is unnecessary or improper.

Despite any irregularity or impropriety in a sale, disposal or dealing, it is to be treated, for the protection of the purchaser or other party to the disposal or dealing, as being authorised by this document and valid.
12.2	Receipts

A receipt that the Chargee, one of its Authorised Representatives or a Receiver gives for any money payable to or receivable by the Chargee or the Receiver because of this document will:

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(a)	relieve the person paying or handing over money or other property from all liability:
(i)	for the application (or any loss or misapplication) of the money or other property;

(ii)	to enquire whether the Secured Money has become payable; and

(iii)	(where appropriate) as to the propriety or regularity of the appointment of the Receiver; and
(b)	discharge the person paying that money from its liability to pay that money.
13.	APPLICATION OF MONEY

13.1	Order
(a)	Money that the Chargee or a Receiver receives under or because of this document is to be applied in the following order:
(i)	(expenses) first in payment of all expenses that the Chargee or a Receiver incurs in or incidental to the exercise or attempted exercise of a power or otherwise in relation to any IPL Document;

(ii)	(outgoings) then in payment of any other outgoings that the Receiver or the Chargee thinks it appropriate to pay;

(iii)	(Receiver) then in payment to the Receiver of any remuneration (whether by way of commission or otherwise);

(iv)	(indemnities) then in payment to the Chargee or a Receiver of any amount necessary to give effect to any indemnity contained in this document; and

(v)	(Secured Money) then in payment to the Chargee of the Secured Money in such order and manner as the Chargee shall in its sole discretion deem fit.
(b)	Any surplus will belong to the Chargor or other persons entitled to it. The Chargee or Receiver may pay the surplus to the credit of a bank account in the name of the Chargor or other person entitled to it and will then be under no further liability in relation to it. The surplus will not accrue interest.
13.2	Only actual receipts credited

In applying any money towards the Secured Money, the Chargor’s account will be credited only with the amount of the money that the Chargee actually receives for that purpose. The credit will date from the time of receipt.

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13.3	Compensation

If any compensation becomes payable for Charged Property, the Chargee may:
(a)	apply the sum received on account of any compensation, at the Chargee’s option, in or towards repayment of the Secured Money;

(b)	make, enforce, settle or compromise any claims relating to compensation; and

(c)	execute any necessary assurances and releases in the names of the Chargor and the Chargee.

If any compensation comes into the hands of the Chargor before a final irrevocable discharge of this document, the Chargor must immediately pay it to the Chargee and pending such payment, shall hold the same on trust for and on behalf and for the sole benefit of the Chargee.
14.	CONTINUING SECURITY AND THIRD PARTY PROVISIONS

14.1	Nature of obligations and enforcement

The Chargor’s obligations in this document:
(a)	are principal obligations, and not ancillary or collateral to any other right or obligation; and
(i)	may be enforced against the Chargor without the Chargee first being required to

(ii)	enforce the Secured Money or any security it may hold relating to the Secured Money, against the Chargor or any other person.
14.2	Preservation of Chargor’s obligations

The Chargor’s obligations in this document are absolute, unconditional and irrevocable. The liability of the Chargor under this document extends to and is not affected by any circumstance, act or omission which, but for this subclause, might otherwise affect it at law or in equity including:
(a)	the grant of any time, waiver or other indulgence or concession;

(b)	the discharge or release of the Chargor or any other person;

(c)	any transaction or arrangement that may take place between the Chargee and the Chargor or any other person;

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(d)	the occurrence of an Insolvency Event in relation to the Chargor or any other person;

(e)	the Chargee or any other person dealing or not dealing in any way with any other Guarantee, Encumbrance, document or agreement;

(f)	the Chargee or any other person:
(i)	exercising or not exercising any other Guarantee or Encumbrance or any right or remedy conferred on it by law or in equity or by any document or agreement; or

(ii)	not recovering any money owing by the Borrower;
(g)	any variation (including a variation which increases, or extends the duration of, the Secured Money), replacement, extinguishment, unenforceability, failure, loss, abandonment or transfer of any document or agreement relating to the Secured Money (including this document and any other Guarantee or Encumbrance held by the Chargee from any person at any time);
(h)	the obligations of the Chargor or any other person under this document or any other document or agreement relating to the Secured Money or this document (including any other Guarantee or Encumbrance) being or becoming illegal, void, voidable, unenforceable or disclaimed by a liquidator or trustee for creditors or in insolvency;
(i)	the Chargee not giving the Chargor notice of any default by any person;
(j)	the Chargee not disclosing any information to the Chargor;
(k)	any representation made or information given by the Chargee to the Chargor;
(l)	any change in the legal capacity, rights or obligations of, or other circumstance related to, the Chargor or any other person;
(m)	any legal limitation, disability, incapacity or other circumstance related to the Chargor or any other person;
(n)	any invalidity or irregularity in the execution of any IPL Document or any deficiency in the powers of the Chargor;
(o)	any assignment by the Chargee, with or without the knowledge of or the Chargor;
(p)	any obligation of the Chargor being discharged by operation of law;
(q)	any person who was intended to be bound as a guarantor or surety in relation to the Secured Money not becoming bound or ceasing to be bound;

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(r)	any laches, acquiescence, delay, act, omission or mistake on the part of, or suffered by, the Chargee or any other person, in relation to this document or any other Guarantee, Encumbrance, document or agreement;

(s)	the receipt by the Chargee or any other person of any dividend or money after an Insolvency Event in relation to the Chargor or any other person;

(t)	any judgment or right which the Chargee may have or exercise against the Chargor or any other person;

(u)	the opening or operation of a new account by the Chargee or any other person;

(v)	the amendment of the constitution, trust deed or other constituent document of the Chargor;

(w)	if the Borrower or the Chargor is a member of a partnership, firm, joint venture or association, any change in the structure, membership, name or business of that partnership, firm, joint venture or association; and

(x)	if the or the Chargor is a trustee of a trust, any breach or variation of the terms of that trust.
14.3	Continuity

The Charge:
(a)	is a continuing security, and remains in full force until a final irrevocable discharge of the Charge is given to the Chargor despite any transaction or other thing (including a settlement of account or intervening payment); and

(b)	will apply to the present and future balance of the Secured Money.
14.4	Limitations on Chargor’s rights

Until the Secured Money has been irrevocably paid and discharged in full, the Chargor may not:
(a)	share in any Guarantee, Encumbrance or money received or receivable by the Chargee in relation to the Secured Money or stand in the place of the Chargee in relation to any Guarantee, Encumbrance or right to receive money;

(b)	take any steps to enforce a right or claim against the Borrower relating to any money paid by the Chargor to the Chargee under this document;

(c)	have or exercise any rights as surety in competition with the Chargee;

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(d)	receive, claim or have the benefit of any payment (including a payment under a Guarantee), distribution or Encumbrance from or on account of the Chargor or any other person;

(e)	in reduction of its liability under this document, raise a defence, set off or counterclaim available to itself, or a co-surety or co-indemnifier against the Chargee or claim a set off or make a counterclaim against the Chargee; or

(f)	claim to be entitled by way of contribution, indemnity, subrogation, marshalling or otherwise to the benefit of any document or agreement to which the Chargee is a party or under which the Chargee has an interest.
14.5	No marshalling

The Chargee is not under any obligation to marshal or appropriate in favour of the Chargor or to exercise, apply, perfect or recover any Encumbrance that the Chargee holds at any time or any funds or property that the Chargee may be entitled to receive or have a claim on.
14.6	Effect of Insolvency Event
(a)	If an Insolvency Event has occurred in relation to a Relevant Person, any amount paid by that Relevant Person (as the case may be) within the preceding 6 months (relevant payment) will only be applied against any Secured Money if:
(i)	the Chargee forms the opinion in good faith (which will be conclusively binding on the Chargor) that it will not be required to pay the relevant payment to any person under any law relating to insolvency, winding up or the protection of creditors; or

(ii)	a final judgment is given by a court of competent jurisdiction in favour of the Chargee that it is not required to pay the relevant payment to any person under any law relating to insolvency, winding up or the protection of creditors.
(b)	If an amount is applied against any Secured Money and the Chargee forms the opinion in good faith that it is obliged to pay the relevant payment to any person under any law relating to insolvency, winding up or the protection of creditors:
(i)	the Chargee’s rights are to be reinstated and will be the same in relation to that amount as if the application, or the payment or transaction giving rise to it, had not been made; and

(ii)	the Chargor must immediately do anything (including the signing of documents) required by the Chargee to restore to the Chargee any Guarantee or Encumbrance to which it was entitled immediately before that application or the payment or transaction giving rise to it.

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(c)	Any discharge or release between the Chargee and the Chargor is subject to reinstatement of the Chargee’s rights under this subclause.
15.	INDEMNITIES

15.1	Indemnity for breach or preservation of rights

The Chargor must indemnify the Chargee against, and must pay the Chargee on demand the amount of, all losses, liabilities, expenses and Taxes (other than Excluded Taxes) incurred in connection with:
(a)	any Event of Default;

(b)	the administration, and any actual or attempted preservation or enforcement, of any rights under any IPL Document;

(c)	any amount required to be paid under any IPL Document not being paid on its due date including because of:
(i)	the cancellation, termination or alteration of any swap or other arrangement made by the Chargee to fund that amount; or

(ii)	any liquidation or re-employment of deposits or other funds acquired by the Chargee to fund that amount.
15.2	Indemnity for exercise of rights or proceedings

To the extent permitted by law, the Chargor must indemnify each of the Chargee, each Authorised Representative of the Chargee and each Receiver, Attorney, agent, administrator of the Chargor or other person appointed under this document or the Companies Act by or on behalf of the Chargee as chargee under this document against, and must pay each of them on demand the amount of all losses, liabilities, expenses and Taxes (other than Excluded Taxes) that they each incur:
(a)	(directly or indirectly) in the exercise or attempted exercise of any of the powers, rights, discretions or remedies (express or implied) vested in them under this document or the Companies Act; and

(b)	in connection with all proceedings, expenses, claims and demands in relation to anything done or omitted in any way relating to Charged Property,

including legal expenses on a full indemnity basis and expenses incurred in engaging consultants.

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15.3	Recovery from Charged Property

A person who is entitled to be indemnified for a loss, liability, expense or Tax under clause 15.1 or 15.2 may recover the amount to be indemnified direct from the Charged Property.

16.	DISCHARGE

The Chargee shall at the request and sole cost and expense of the Chargor reconvey, surrender or release any remaining Charged Property (as appropriate) to the Chargor and the Charged Property will then be discharged from the Charge:
(a)	when the Chargee is satisfied that:
(i)	all the Secured Money has been irrevocably and unconditionally paid and discharged in full or satisfied in accordance with this document and (without limiting this) that clause 14.6 will not later apply; and

(ii)	no amount remains contingently payable or may become payable on the security of the Charge (including under an indemnity) with respect to any losses, liabilities, expenses or Taxes arising from any then known claim or demand asserted against or threatened to be asserted against the Chargee or any other person entitled to indemnity hereunder; and
(b)	on payment or retention of all expenses incurred by or payable to the Chargee, its Authorised Representatives or any Receiver or Attorney.
Any discharge is subject to clause 14.6.

17.	CONSENT TO DISCLOSURE

The Chargor hereby irrevocably consents to and authorises the Chargee to disclose any information relating to the Chargor, the Charged Property, this document and the transactions contemplated herein under each of the following circumstances:
(a)	(permitted by documents) the disclosure is expressly permitted by a IPL Document;

(b)	(public domain) the information is already in the public domain, unless it entered the public domain because of a breach of confidentiality by the Chargee hereunder;

(c)	(employees and advisers) the disclosure is made on a confidential basis to the party’s officers, employees, agents, financiers or professional advisers, and is necessary for the Chargee’s business;

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(d)	(comply with laws) the disclosure is necessary to comply with any applicable law, or an order of a court or tribunal;

(e)	(comply with directives) the disclosure is necessary to comply with a directive or request of any Government Agency or stock exchange (whether or not having the force of law);

(f)	(obtain Authorisations) the disclosure is necessary or desirable to obtain an Authorisation from any Government Agency or stock exchange; or

(g)	(discovery and litigation) the disclosure is necessary or desirable in relation to any discovery of documents, or any proceedings before a court, tribunal, other Government Agency or stock exchange.
18.	NOTICES

18.1	How to give a notice

Without limiting the means by which service may be effected on a company pursuant to the Companies Act, a notice, consent or other communication under this document is only effective if it is :
(a)	in writing, signed by or on behalf of the person giving it;

(b)	addressed to the person to whom it is to be given; and

(c)	served by being:
(i)	left at the address of the person;

(ii)	delivered or sent by pre-paid mail (by airmail, if the addressee is overseas) to that person’s postal address; or

(iii)	sent by fax to the fax number of that person and the machine from which it is sent produces a report that states that it was sent in full.
18.2	When a notice is given

A notice, consent or other communication that complies with this clause is regarded as given and received:
(a)	if any of the requirements of section 436(1) of the Companies Act apply, when those requirements are satisfied; or

(b)	in any other case if it is:
(i)	delivered to a person or left at an address:

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(A)	by 5.00 pm (local time in the place of receipt) on a Business Day — on that day; or

(B)	after 5.00 pm (local time in the place of receipt) on a Business Day, or on a day that is not a Business Day — on the next Business Day;
(ii)	sent by mail — 5 days after it is posted; or

(iii)	sent by fax — on the day following the day on which it was sent.
18.3	Address for notices

A person’s address, postal address, and fax number are those set out below, or as the person notifies the sender:

Chargor	InterOil Products Limited
Address:	Level 6, Defens Haus, cnr Champion Parade & Hunter Street, Port Moresby, National Capital District, Papua New Guinea
Fax number:	(675) 320 2599
Attention:

Chargee	Merrill Lynch Capital Corporation
Address:	[
Fax number:
Attention:	]
or such other address as either party may notify the other or (in the case of notice, consent or communication to the Chargor) such address of the Chargor last known to the Chargee.

19.	AMENDMENT AND ASSIGNMENT

19.1	Amendment

This document can only be amended, supplemented, replaced or novated by another document signed by the parties.

19.2	Assignment

Subject to the provisions of the Credit Agreement:
(a)	the Chargor may only assign, transfer, dispose of, declare a trust over or otherwise create an interest in its rights under any IPL Document with the prior consent consent of the Chargee; and

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(b)	the Chargee may assign, transfer, dispose of, declare a trust over or otherwise create an interest in its rights under any IPL Document without the consent of the Chargor, and may disclose to any potential holder of the right or interest any information relating to any IPL Document or any party to any of them.
20.	GENERAL

20.1	Governing law
(a)	This document is governed by the law in force in Papua New Guinea.

(b)	Each party submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in Papua New Guinea for any proceedings in connection with any IPL Document, and waives any right it might have to claim that those courts are an inconvenient forum. Provided that the Chargee shall have full liberty to resort to the courts of any other country where jurisdiction may exist or be established and the Chargor hereby further irrevocably agrees to submit to the jurisdiction of the courts in such other country. The Chargor hereby irrevocably waives any objections on the ground of venue or forum non conveniens or any other similar grounds in respect of any action or proceeding in any court brought or instituted by the Chargee.
20.2	Liability for expenses

Subject to the provisions of the Credit Agreement, the Chargor must indemnify the Chargee against, and must pay the Chargee on demand the amount of, all Taxes and expenses incurred in connection with:
(a)	the negotiation, preparation, execution, stamping, perfection and registration of each this document;

(b)	the transactions that this document contemplates; and

(c)	any enforcement, preservation, amendment to, or any consent, approval, waiver, release or discharge of or under this document,

including legal expenses on a full indemnity basis and expenses incurred in engaging consultants.
20.3	Giving effect to this document

The Chargor must do anything, and must ensure that its employees and agents do anything, that the Chargee may reasonably require to:
(a)	give full effect to this document;

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(b)	better secure the Charged Property to the Chargee in a manner consistent with this document; or

(c)	assist in the execution or exercise of any power,

including execute any transfer (including any transfer in blank) or other document.
20.4	Waiver of rights

A right may only be waived in writing, signed by the Chargee, and:
(a)	no other conduct of the Chargee (including a failure to exercise, or delay in exercising, the right) operates as a waiver of the right or otherwise prevents the exercise of the right;

(b)	a waiver of a right on one or more occasions does not operate as a waiver of that right if it arises again; and

(c)	the exercise of a right does not prevent any further exercise of that right or of any other right.
20.5	Operation of this document
(a)	This document contains the entire agreement between the parties about its subject matter. Any previous understanding, agreement, representation or warranty relating to that subject matter is replaced by this document and has no further effect.

(b)	Any right that the Chargee may have under this document is in addition to, and does not replace or limit, any other right that the Chargee may have.

(c)	Any provision of this document which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this document enforceable, unless this would materially change the intended effect of this document.
20.6	Operation of indemnities
(a)	Each indemnity in this document survives the expiry or termination of this document.

(b)	The Chargee may recover a payment under an indemnity in this document before it makes the payment in respect of which the indemnity is given.

35.

20.7	Consents

Where this document contemplates that the Chargee may agree or consent to something (however it is described), the consent must be in writing and the Chargee may:
(a)	agree or consent, or not agree or consent, in its absolute discretion; and

(b)	agree or consent subject to conditions,

unless this document expressly contemplates otherwise.
20.8	Statements by Chargee

A statement by an Authorised Representative of the Chargee on any matter relating to this document (including any amount owing by the Chargor) is conclusive unless clearly wrong on its face.
20.9	Set-off

The Chargee may, without consent of or notice to the Chargor after the occurrence of an Event of Default, combine any account that the Chargor holds with the Chargee at any branch in any part of the world with, or set off any amount that is or may become owing by the Chargee to the Chargor against, any amount owing by the Chargor to the Chargee under any IPL Document. For this purpose the Chargee may:
(a)	change the terms (including the repayment date) of any account or other payment obligation between the parties;

(b)	convert amounts into different currencies in accordance with the Chargee’s usual practice; and

(c)	do anything (including execute any document) in the name of the Chargor that the Chargee considers necessary or desirable.

This subclause overrides any other document or agreement to the contrary.
20.10	No merger

Nothing in this document merges with any other Security Interest, or any Guarantee, judgment or other right or remedy, that the Chargee may hold at any time.
20.11	Exclusion of contrary legislation

Any legislation that adversely affects an obligation of the Chargor, or the exercise by the Chargee of a right or remedy, under or relating to this document is excluded to the full extent permitted by law.

36.

20.12	Tax

All payments made by the Chargor to the Chargee hereunder shall be made without any restriction, condition, set-off or counterclaim and shall be free and clear of any Tax. In the event that any Tax is required to be deducted or withheld from any payment made under this document, the Chargor shall pay to the Chargee such additional amount so as to ensure that the net amount received and retained by the Chargee will be the full amount which the Chargee would have received had no such deduction or withholding been made or required.

20.13	Counterparts

This document may be executed in counterparts.

20.14	Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

37.

EXECUTED as a deed.

[Alternative execution blocks for Chargor]

THE COMMON SEAL of INTEROIL PRODUCTS
LIMITED, the fixing of which was
witnessed by:

Signature of director	Signature of director/secretary

Name	Name

SIGNED, SEALED and DELIVERED
for INTEROIL PRODUCTS LIMITED under
power of attorney in the presence of:

Signature of attorney

Signature of witness	Name

Name	Date of power of attorney

38.

SIGNED for MERRILL LYNCH CAPITAL
CORPORATION, by its duly authorised
officer, in the presence of:

Signature of office

Signature of witness	Name

Name

39.

EXHIBIT G
Form of LNG/NGL Project MOU
MEMORANDUM OF UNDERSTANDING
           This Memorandum of Understanding (“MOU”) is made and entered into this 4th day of May 2006, by and between InterOil Corporation, a company incorporated under the laws of New Brunswick, Canada, (“IOC”), Clarion FInanz AG, a company incorporated under the laws of Switzerland (“Clarion"), and Merrill Lynch Commodities (Europe) Limited, a company organized under the laws of England (“Merrill"). IOC, Clarion and Merrill are referred to in this MOU individually as a “Party” and collectively as the “Parties”.
           The Parties have reached an agreement in principle whereby Clarion and Merrill will provide advantageous financing to IOC for its midstream and downstream petroleum operations in Papua New Guinea (“PNG”) in consideration for IOC offering to Clarion and Merrill or their Affiliates and the other lenders under the Facility (as defined below) exclusive rights to acquire up to a 65% interest, subject to pro rata dilution in the event that the PNG Government exercises its backing or participation rights, in the following projects proposed to be developed by IOC in PNG: (i) a natural gas liquids (“NGL”) extraction facility, (ii) a liquefied natural gas (“LNG”) facility, and (iii) a gas pipeline from Kopi to Port Moresby (collectively, the “Project”). The interests in the Project would comprise the whole value chain from sourcing natural gas and NGLs through to processing, liquefaction, and offtake and international sale and supply of all produced LNG. In particular the Project, which is subject to the negotiation of gas supply, transportation and project agreements, currently contemplates:
•	National Gas Development Company, a company which will be owned by the Parties in proportion to their ownership interests in the Project will seek to build and develop a natural gas liquids facility (“NGL”) and an onshore liquid natural gas (“LNG”) facility in Papua New Guinea.

•	Execution of agreements with the Government of PNG and PNG gas producers providing the Project with irrevocable access, at fair market value, to sufficient gas supplies, currently estimated to be between 3.5 tcf to 7.0 tcf.

•	Construction of a NGL extraction facility at Kopi, Gulf Province, PNG utilizing feed wet gas from the planned PNG gas pipeline project. The proposed NGL extraction facility is currently projected to have a capacity of 1.1 billion scf/d, and a by-pass system permitting 10% of the gas transported via the planned pipeline to pass through the extraction plant unstripped.

•	Construction of a pipeline from Kopi to Napa Napa, PNG.

•	Construction of a LNG facility at Napa Napa, PNG with a base load of 450 to 750 mm scf/d, which shall be operated by Natural Gas Development Company’s PNG subsidiary.

•	International marketing and sales of LNG.
               Consistent with the above governing premise (“Premise”), the Parties will discuss the following principles in detail with a view to reaching an agreed position:
WHEREAS

1.

(A)	IOC wishes to perform a final study of the economic and technical feasibility (the “Final Study”) of developing a LNG facility and related infrastructure needed to develop the Project in PNG.

(B)	Merrill and Clarion desire to participate in the Project and to assist IOC in the preparation of the Final Study.

(C)	Merrill has developed particular expertise in LNG projects, particularly in the areas of transportation, financing and marketing, as well as having business relationships with reliable international LNG operators.

(D)	IOC wishes to create a practical plan for the Project as well as an initial pricing structure of LNG from the Project as promptly as possible. The Project plan and pricing structure will be further developed and refined during the Final Study and during the negotiation of a final contract. Merrill has financial expertise in developing LNG projects as well as the key pricing structure of LNG and, therefore, is able to provide such information regarding LNG projects and to provide advice based on its commercial background in dealing with existing LNG pricing formulas.

(E)	The Parties, or their Affiliates, have executed that certain Credit Agreement of even date herewith, wherein Merrill and Clarion (or their Affiliates) have agreed to extend loans to IOC totaling US$130,000,000 in the aggregate (“Facility”), with Merrill or its Affiliates committed to make US$70,000,000 available to IOC and Clarion or its Affiliates committed to make the remaining US$60,000,000 available to IOC. The proceeds of the Facility will be used for the purposes described in the Facility and will not be used to finance any portion of the Project other than any amounts allocated to the Final Study. In addition to the base rate of interest payable to the lenders under the Facility, the Facility gives Merrill and Clarion the right to participate in the Project based on the amounts loaned to IOC pursuant to the Facility. Based on the amounts Merrill and Clarion will make available to IOC under the Facility, the Parties will have the following interests in the Project:

IOC	35%
Merrill	35%
Clarion	30%
Notwithstanding the foregoing, Clarion and IOC have separately agreed that if Clarion makes a payment to IOC in the amount of US$10,000,000 in addition to the amounts agreed to be provided by Clarion under the Facility, then IOC will transfer a 5% ownership interest in the Project to Clarion so that thereafter IOC will have a 30% ownership interest in the Project and Clarion will have a 35% ownership interest in the Project.

(F)	In addition to the rights described in Recital (E), Merrill and Clarion may be granted an option to acquire, in exchange for any amounts they loan to IOC (and, in the case of Clarion, the payment described in Recital (E)) pursuant to the Facility, to the extent permitted by IOC’s existing agreements, up to a 15% participation interest in IOC’s future exploration and development programs related to its Petroleum Prospecting Licenses in PNG, subject to pro rata dilution in the event that the PNG Government exercises its backing or participation rights.

2.

(G)	Merrill and Clarion will work with IOC to ensure that IOC has the financial capability to enter into an agreement with an EPC contractor for the Project. The funding details, which will include funding mechanisms for cost overruns that avoid dilution of equity participants, will be mutually agreed in the final project agreement (“Definitive LNG/NGL Project Agreement”) to be entered into between the Parties.

(H)	Merrill will look for opportunities for forward gas sales of the LNG products. In addition, Merrill will review the available options for securing the best pricing for the LNG to be produced pursuant to the Project, including the price estimates that can be secured by basing gas sales on securing gas contracts from the Atlantic basin. IOC is requesting a draft S curve pricing structure and core contract outlines for LNG offtakes using historical contract pricing and terms as a base starting point from Merrill. The pricing material provided by Merrill will include the old base contract formats from any other LNG projects with the pricing curves which they may have, and secure current pricing from regional projects including an estimated base pricing outline for current regional LNG estimates. Merrill will use its reasonable commercial efforts to secure the highest net back price for gas sales from the proposed LNG facility through Merrill’s marketing Affiliates.

(I)	In connection with the Project, the Parties are proposing to enter into an agreement whereby Merrill would commit to offtake a base volume of 1.75 million tones to 5 million tones per annum of LNG from the proposed LNG facility at market related prices for sale in Japan and/or the US markets. Notwithstanding the above, each Party will have the right to offtake quantities of LNG in proportion to their equity ownership in the Project, subject to the minimum credit requirements for offtake agreements imposed upon the Project by any potential lenders. Notwithstanding the foregoing, in the event any Party does not elect to enter into an offtake agreement, the quantity of LNG that such Party would have the right to offtake will vest pro rata in the other Parties who have entered into off-take agreements. The actual offtake amount of each Party will be determined in the definitive agreements and is subject to the size of the LNG facility.

(J)	Merrill and Clarion will use reasonable efforts to assist IOC in obtaining competitive financing needed to acquire producing gas properties in PNG that would be used to provide IOC with current cash flow and gas reserves to support the Project. Potential parties from whom IOC may acquire gas producing properties in PNG include, but are not limited to, Exxon-Mobil and Santos of Australia.

NOW IT IS DECLARED AND AGREED AS FOLLOWS:

1.	General Principles for Cooperation.
1-1	The Parties agree to exchange information regarding the Project, the Final Study and the Parties’ activities relating to the Project to the extent that exchanging such information shall not violate any existing confidentiality agreement which any Party has entered into, or enters into in the future, with any third party.

1-2	Merrill and Clarion agree (i) to use commercially reasonable efforts to assist IOC in connection with the Final Study and (ii) to independently conduct their own studies of the feasibility of the Project and share such

3.

results with the other Parties. The Parties shall work together to review and evaluate the viability of the Project which shall be determined principally on the economic, strategic, technical and commercial feasibility of the Project.

1-3	The Parties shall promptly negotiate a Definitive LNG/NGL Project Agreement that will provide the definitive contractual terms and conditions under which the Parties will undertake the formation of a new, special purpose joint venture project company (“ProjectCo") in order to pursue the Project, and which contains the respective rights and obligations of the ProjectCo shareholders in connection with such matters as capital funding, equity issuances, corporate governance, share transfers, development budgeting, and other matters to be mutually agreed.

1-4	During the currency of this MOU, IOC shall not be free to undertake independent discussions with other potential participant(s) in the Project (other than Sumitomo) and may not provide information to such third parties (other than Sumitomo) regarding Clarion’s and Merrill’s potential involvement without the prior written consent of Clarion and Merrill, such consent not to be unreasonably withheld. Neither Clarion nor Merrill shall enter into discussions or negotiations, or execute agreements with any other party regarding equity or debt participation in the construction or operation of a NGL extraction facility, LNG facility, or other facility similar to the proposed Project in PNG, without the prior written consent of IOC, such consent not to be unreasonably withheld.

1-5	Unless otherwise agreed to in writing by the Parties, each Party shall bear its own costs and expenses incurred in connection with or as a result of the transactions contemplated by this MOU.
2.	Cooperation.
2-1	Unless the Parties agree otherwise, the Parties will use reasonable efforts to hold monthly meetings in Cairns, or Houston, or such other location as is agreed to between the Parties. The purpose of such meetings will be to (i) develop a common view with respect to the implementation of the Project, and (ii) exchange data, information and views of the Parties about particular technical and commercial subjects, such as the implementation plan for the Project, the development plan for any gas fields associated with the Project, engineering studies, potential participants in the Project, potential operators for the liquefaction plant contemplated by the Project, the preparation of an information memorandum relating to the Project, and LNG shipping issues.

2-2	The Parties agree to exchange information regarding the Project, the Final Study and the Parties’ activities relating to the Project to the extent that exchanging such information shall not violate any existing confidentiality agreement which any Party has entered into, or enters into in the future, with any third party.

2-3	The Parties will negotiate in good faith with an intention to agree upon and execute a Definitive LNG/NGL Project Agreement as to the scope of the Project and their respective participations, and that of relevant third parties, if any.

4.

2-4	The Parties will endeavour to work in good faith to obtain all necessary information needed in connection with the evaluation of and development of the Project, including without limitation, information related to: (i) the base reserves necessary to start the project and the reserves needed to expand the Project over the development period; (ii) the contractual framework for the Project; (iii) ownership; (iv) governmental relationships; (v) commercial/pricing/royalty terms; (vi) feed; (vii) environmental risks; (viii) political risks; (ix) security risks; (x) tax risks; (xi) NGLs; (xii) marketing strategies and studies; (xiv) outline consents; and (xv) necessary approvals and licenses. The Parties will endeavour to agree upon how any gaps in the available information may be filled and at whose risk and cost. The Parties will explore the optimum means from a commercial, legal and tax perspective of owning the Project assets, whether via a jointly owned corporation or unincorporated joint venture relationship. The anticipated equity participants in the Project, and their interests, are set forth in Recital E. If either Clarion or Merrill elect not to acquire an interest in the Project, other parties to be mutually agreed upon between IOC and the remaining Party that has elected to acquire an interest in the Project following the finalization of participation terms between IOC and the remaining Party will be given the opportunity to acquire an interest in the Project.
3.	Confidential Information.
3-1	Without prejudice to Sections 3-2, 3-3 and 3-4 below, and notwithstanding any conflicting provision of the Confidentiality Agreement entered into between IOC and an Affiliate of Merrill dated in or about January 2006 (“Confidentiality Agreement”), all information exchanged and/or developed under this MOU shall be regarded as confidential between the Parties and shall not be disclosed to any third party or used for any other purpose other than as contemplated by this MOU without the prior written consent of the other Parties. The confidentiality obligations of the Parties shall be effective for the period of this MOU and for 2 years thereafter. If the Parties extend their co-operation under this MOU, the confidentiality obligations of the Parties under this MOU and the Confidentiality Agreement shall be automatically extend during the term of any extension of this MOU. In particular, no information provided to IOC or Clarion by Merrill regarding LNG pricing or other information whether or not contemplated by Recitals (D), (H), and (I) shall be disclosed by IOC or Clarion to any third party without the written consent of Merrill, unless the disclosure of such information is required by applicable securities laws or regulations, the rules of any stock exchange on which a Party is listed, or is properly in the public domain. In regards to public disclosure, Merrill recognizes that IOC is a public-traded company and Merrill will assist IOC in preparing, and consents to the release by IOC of, a press release of mutually agreed content, which may be a joint disclosure with Merrill, or other legally-required disclosure that discloses the basic terms of any agreement entered into between the Parties.

3-2	It is recognized that information of a confidential nature may be disclosed by the Parties in the course of discussions held hereunder. In consideration of any Party (the “Owner”) making available to the any other Party (the “Recipient”) information which is not publicly known concerning the Owner and its Affiliates (as defined below) and its and

5.

their respective businesses, future projects, and financial and other affairs, in whatever form supplied to the Recipient, whether orally or in writing, (collectively, “Confidential Information”), the Recipient agrees and undertakes as follows:
(i)	Confidential Information will only be used by it for its participation in bona fide discussions hereunder and for its assessment of any opportunities identified and for any associated negotiations; and

(ii)	Confidential Information will only be disclosed to such of the Recipient’s, or its Affiliates’, directors, officers, employees, professional advisers, counsel and lenders or other providers of funds (a) who are directly concerned with the matters referred to herein or in any associated negotiations, and (b) whose knowledge of such information is essential for such involvement, and (c) who agree to comply with the provisions of this MOU in respect of Confidential Information. The Recipient undertakes to use its reasonable endeavours to enforce such compliance.
3-3	The undertaking in Section 3-2 does not apply to Confidential Information (i) which, after disclosure to the Recipient, becomes generally available to third parties, other than through breach by the Recipient of any obligation arising from this MOU, or (ii) which was lawfully in the Recipient’s possession prior to such disclosure (as evidenced by its or its advisers’ written records) and which was not acquired directly or indirectly from it or an Affiliate, or (iii) which is lawfully received or obtained by the Recipient from a third party which has acquired it lawfully and is not bound by an obligation of confidentiality to the Owner or an Affiliate, or (iv) which the Recipient is obliged to disclose by law or by a regulator or other body or competent authority with jurisdiction over the Recipient concerned or the rules of a stock exchange upon which its, or an Affiliate’s, shares are listed or traded, in which case it shall, so far as practicable, consult with the Owner and take account of its reasonable requirements before making such disclosure.

3-4	No public announcement, communication or circular concerning any of the matters referred to in this MOU shall be made or dispatched at any time by any Party without the prior written consent of the other Parties (such consent not to be unreasonably withheld or delayed), save where such Party is required to make any announcement by law or by a regulator or other body of competent authority with jurisdiction over the Party concerned or the rules of a stock exchange upon which its, or an Affiliate’s, shares are listed or traded, in which case it shall, so far as practicable, consult with the other Parties and take account of its reasonable requirements before making or dispatching such announcement, communication or circular.
4.	Limitation. No Party shall be liable to the other Parties for damages of whatsoever nature, including, without limitation, indirect or consequential losses or damages (including, without limitation, loss of profit or loss of business opportunity) that may arise in connection with or result from this MOU.

5.	Assignment. Without the prior consent of the other Parties, no Party may assign

6.

any of its rights or obligations hereunder other than to such Party’s Affiliates. “Affiliate” shall mean any company or legal entity which (a) controls, either directly or indirectly, a Party, or (b) which is controlled, directly or indirectly, by such Party, or (c) is, directly or indirectly, controlled by a company or entity which directly or indirectly controls such Party. “Control” shall mean the right to exercise more than 50% of the voting rights in the appointment of the directors or similar body of such company.

6.	Termination. This MOU shall remain effective for a period of one (1) year from the date hereof. Notwithstanding the above, the Parties may agree in writing to extend or shorten the term of this MOU.

7.	Settlement of Dispute. The Parties shall use all reasonable efforts to settle amicably, through negotiations, any dispute arising out of or in connection with this MOU or any breach, termination or invalidity thereof.

8.	Legal Effect. Except for the provisions of Section 1-4, Section 1-5, and Sections 3 through 11, which are legally binding on the Parties with effect from the date hereof, this MOU is not legally binding. Any legal obligations with respect to the transactions contemplated hereunder shall be subject to the negotiation and execution following respective board approvals of mutually acceptable definitive agreements relating to the Project.

9.	Business Principles. In relation to the Project, the Parties shall comply with the US Foreign Corrupt Practices Act and any sanctions imposed by law or executive order in respect of doing business with governments, corporations or nationals of any territory. Mindful of the principles of the US Foreign Corrupt Practices Act, no Party shall, and shall procure that its Affiliates and their respective employees shall not, make or cause to be made, in connection with the Project or the transaction referred to herein, any payments, loans or gifts or promises or offer of payments, loans or gifts of any money or anything of value, directly or indirectly:
(i)	to or for the use or benefit of any official or employee of any government, or the agency or instrumentalities of any such government;

(ii)	to any political party or official or candidate thereof;

(iii)	to any other person either as an advance or as a reimbursement if it knows or has reason to suspect that any part of such payment, loan or gift will be directly or indirectly given or paid by such other person, or will reimburse such other person for payments, gifts or loans previously made, to any such governmental official or political party or candidate or official thereof; or

(iv)	to any other person or entity if such payment would violate either the laws, decrees, regulations or policies having the force of law of England, PNG, the United States of America or any other relevant jurisdiction.
10.	Authority. Nothing in this MOU shall be construed to give any Party the authority or right to enter into any obligation on behalf of the other Parties unless specifically authorized by the other Parties in advance in writing.

11.	Governing law and Arbitration. This MOU shall be governed by and

7.

construed in accordance with the laws of England. Subject to Section 7, all disputes arising in connection with this Memorandum of Understanding shall be finally settled by arbitration under the Arbitration Act 1996 by one arbitrator, appointed by agreement or if not so agreed, in accordance with the said Act. The language to be used in the arbitral proceedings shall be English.
     IN WITNESS WHEREOF, the Parties have caused this MOU to be executed by their respective representatives hereunto duly authorized on the date set forth below such person’s signature.

INTER OIL CORPORATION

By:
Name:
Title:

CLARION FINANZ AG

By:
Name:
Title:

MERRILL LYNCH COMMODITIES (EUROPE) LIMITED

By:
Name:
Title:

Signature Page to MOU